Exhibit 99.1

Contents

1 Management's Discussion and Analysis

67 Management's and Auditors' Reports

71 Consolidated Financial Statements

134 Shareholder Information

Management’s Discussion and Analysis

November 11, 2020

Basis of Presentation

This Management’s Discussion and Analysis of the Financial Position and Results of Operations (MD&A) is the responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.

Throughout this document, CGI Inc. is referred to as “CGI”, “we”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended September 30, 2020 and 2019. CGI’s accounting policies are in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All dollar amounts are in Canadian dollars unless otherwise noted.

Materiality of Disclosures

This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

Forward-Looking Statements

This MD&A contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI’s intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “predict”, “project”, “aim”, “seek”, “strive”, “potential”, “continue”, “target”, “may”, “might”, “could”, “should”, and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of the Company, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic and political conditions, external risks (such as pandemics) and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to attract and retain qualified employees, to develop and expand our services, to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, foreign exchange risks, income tax laws, our ability to negotiate favourable contractual terms, to deliver our services and to collect receivables, and the reputational and financial risks attendant to cybersecurity breaches and other incidents; as well as other risks identified or incorporated by reference in this MD&A and in other documents that we make public, including our filings with the Canadian Securities Administrators (on SEDAR at www.sedar.com) and the U.S.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Securities and Exchange Commission (on EDGAR at www.sec.gov). For a discussion of risks in response to the coronavirus (COVID-19) pandemic, see Pandemic Risks in section 10.1.1. of the present document. Unless otherwise stated, the forward-looking information and statements contained in this MD&A are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this MD&A, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found in section 10 - Risk Environment, which is incorporated by reference in this cautionary statement. We also caution readers that the risks described in the previously mentioned section and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

Non-GAAP and Key Performance Measures

The reader should note that the Company reports its financial results in accordance with IFRS. However, we use a combination of financial measures, ratios, and non-GAAP measures to assess the Company’s performance. The non-GAAP measures used in this MD&A do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.

The table below summarizes our non-GAAP measures and most relevant key performance measures:

Profitability

•  Adjusted EBIT (non-GAAP) – is a measure of earnings excluding acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense. Management believes this measure is useful to investors as it best reflects the performance of its activities and allows for better comparability from period to period as well as to trend analysis. A reconciliation of the adjusted EBIT to its closest IFRS measure can be found in section 3.7. of the present document.

•  Adjusted EBIT margin (non-GAAP) – is obtained by dividing our adjusted EBIT by our revenues. Management believes this measure is useful to investors as it best reflects the performance of its activities and allows for better comparability from period to period as well as to trend analysis. A reconciliation of the adjusted EBIT to its closest IFRS measure can be found in section 3.7. of the present document.

• Net earnings – is a measure of earnings generated for shareholders.

•  Net earnings margin (non-GAAP) – is obtained by dividing our net earnings by our revenues. Management believes a percentage of revenue measure is meaningful for better comparability from period to period.

• Diluted earnings per share (diluted EPS) – is a measure of earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised.

•  Net earnings excluding specific items (non-GAAP) – is a measure of net earnings excluding acquisition-related and integration costs, restructuring costs and tax adjustments. Management believes this measure is useful to investors as it best reflects the Company’s performance and allows for better comparability from period to period. A reconciliation of the net earnings excluding specific items to its closest IFRS measure can be found in section 3.8.3. of the present document.

•  Net earnings margin excluding specific items (non-GAAP) – is obtained by dividing our net earnings excluding specific items by our revenues. Management believes this measure is useful to investors as it best reflects the Company’s performance and allows for better comparability from period to period. A reconciliation of the net earnings excluding specific items to its closest IFRS measure can be found in section 3.8.3. of the present document.

•  Diluted earnings per share excluding specific items (non-GAAP) – is defined as the net earnings excluding specific items on a per share basis. Management believes that this measure is useful to investors as it best reflects the Company’s performance on a per share basis and allows for better comparability from period to period. The diluted earnings per share reported in accordance with IFRS can be found in section 3.8. of the present document while the basic and diluted earnings per share excluding specific items can be found in section 3.8.3. of the present document.

Liquidity

•  Cash provided by operating activities – is a measure of cash generated from managing our day-to-day business operations. Management believes strong operating cash flow is indicative of financial flexibility, allowing us to execute the Company’s strategy.

•  Days sales outstanding (DSO) (non-GAAP) – is the average number of days needed to convert our trade receivables and work in progress into cash. DSO is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by our most recent quarter’s revenue over 90 days. Management tracks this metric closely to ensure timely collection and healthy liquidity. Management believes this measure is useful to investors as it demonstrates the Company’s ability to timely convert its trade receivables and work in progress into cash.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Growth

•  Constant currency growth (non-GAAP) – is a measure of revenue growth before foreign currency translation impacts. This growth is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. Management believes that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance and that this measure is useful to investors for the same reason.

•  Backlog (non-GAAP) – includes new contract wins, extensions and renewals (bookings (non-GAAP)), adjusted for the backlog consumed during the period as a result of client work performed and adjustments related to the volume, cancellation and the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change. Management tracks this measure as it is a key indicator of our best estimate of contracted revenue to be realized in the future and believes that this measure is useful to investors for the same reason.

•  Book-to-bill ratio (non-GAAP) – is a measure of the proportion of the value of our bookings to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and our business over time and management believes that this measure is useful to investors for the same reason. Management’s objective is to maintain a target ratio greater than 100% over a trailing twelve-month period. Management believes that monitoring the Company’s bookings over a longer period is a more representative measure as the services and contract type, size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three- month period.

Capital Structure

•  Net debt (non-GAAP) – is obtained by subtracting from our debt and lease liabilities, our cash and cash equivalents, short-term investments, long-term investments and adjusting for fair value of foreign currency derivative financial instruments related to debt. Management uses the net debt metric to monitor the Company’s financial leverage and believes that this metric is useful to investors as it provides insight into its financial strength. A reconciliation of net debt to its closest IFRS measure can be found in section 4.5. of the present document.

•  Net debt to capitalization ratio (non-GAAP) – is a measure of our level of financial leverage and is obtained by dividing the net debt by the sum of shareholder’s equity and debt. Management uses the net debt to capitalization ratio to monitor the proportion of debt versus capital used to finance the Company’s operations and to assess its financial strength. Management believes that this metric is useful to investors for the same reasons.

•  Return on equity (ROE) (non-GAAP) – is a measure of the rate of return on the ownership interest of our shareholders and is calculated as the proportion of net earnings for the last 12 months over the last four quarters’ average shareholder’s equity. Management looks at ROE to measure its efficiency at generating net earnings for the Company’s shareholders and how well the Company uses the invested funds to generate net earnings growth and believes that this measure is useful to investors for the same reasons.

•  Return on invested capital (ROIC) (non-GAAP) – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments and is calculated as the proportion of the net earnings excluding net finance costs after-tax for the last 12 months, over the last four quarters’ average invested capital, which is defined as the sum of shareholder’s’ equity and net debt. Management examines this ratio to assess how well it is using its funds to generate returns and believes that this measure is useful to investors for the same reason.

Change in Reporting Segments

Effective October 1, 2019, the Company realigned its management structure, resulting primarily in the creation of two new operating segments, namely Scandinavia (Sweden, Denmark and Norway) and Finland, Poland and Baltics, collectively known as Northern Europe in the prior fiscal year. As a result, the Company is now managed through nine operating segments, namely: Western and Southern Europe (primarily France, Portugal and Belgium); United States (U.S.) Commercial and State Government; Canada; U.S. Federal; United Kingdom (U.K.) and Australia; Central and Eastern Europe (primarily Germany and the Netherlands); Scandinavia; Finland, Poland and Baltics; and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific). This realignment of management structure also included, to a lesser extent, transfers of some lines of business between our operating segments. The Company has retrospectively revised the segmented information for the comparative period to conform to the new segmented information structure. Please refer to sections 3.4, 3.6, 5.4 and 5.5 of the present document and to note 29 of our audited consolidated financial statements for additional information on our segments.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

MD&A Objectives and Contents

In this document, we:

•	Provide a narrative explanation of the audited consolidated financial statements through the eyes of management;

•	Provide the context within which the audited consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance may be indicative of future performance.

In order to achieve these objectives, this MD&A is presented in the following main sections:

6.	Eight Quarter Summary	A summary of the past eight quarters’ key performance measures and a discussion of the factors that could impact our quarterly results.		48

7.	Changes in Accounting Policies	A summary of the accounting standard changes.		50

8.	Critical Accounting Estimates	A discussion of the critical accounting estimates made in the preparation of the audited consolidated financial statements.		52

9.	Integrity of Disclosure	A discussion of the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.		55

10.	Risk Environment	10.1.	Risks and Uncertainties	57
		10.2.	Legal Proceedings	66

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MANAGEMENT’S DISCUSSION AND ANALYSIS

1.	Corporate Overview

1.1. ABOUT CGI

Founded in 1976 and headquartered in Montréal, Canada, CGI is among the largest information technology (IT) and business consulting services firms in the world. The Company delivers a full range of services, including strategic IT and business consulting, systems integration, intellectual property and managed IT and business process services to help clients accelerate digitization, achieve immediate cost savings, and drive revenue growth. CGI employs approximately 76,000 consultants and professionals worldwide, whom are called members as they are also owners.

End-to-end services and solutions

CGI delivers end-to-end services that cover the full spectrum of technology delivery; from digital strategy and architecture to solution design, development, integration, implementation, and operations. Our portfolio encompasses:

•

Strategic IT and business consulting and systems integration: CGI helps clients define their digital strategy and roadmap, and advance their IT modernization initiatives through an agile, iterative approach that facilitates innovation, connection and optimization of mission-critical systems to deliver enterprise-wide change.

•

Managed IT and business process services: Our clients entrust us with full or partial responsibility for their IT and business functions to help them become more agile and to build resilience into their technology supply chains. In return, we deliver innovation, significant efficiency gains, and cost savings. Typical services in an end-to-end engagement include: application development, integration and maintenance; technology infrastructure management; and business process services, such as in collections and payroll management. Managed IT and business process services contracts are long-term in nature, with a typical duration greater than five years, allowing our clients to reinvest savings, alongside CGI, in their digital transformation.

•

Intellectual property (IP): Our IP portfolio includes approximately 175 business solutions, some of which are cross-industry solutions. Designed in collaboration with clients, our IP solutions act as business accelerators for the industries we serve. These include business solutions encompassing commercial software embedded within our end-to-end-services, and digital enablers such as methodologies and frameworks to drive change across business and IT processes.

Deep industry expertise

CGI has long standing and focused practices in all of its core industries, providing clients with a partner that is not only an expert in IT, but also expert in their industries. This combination of business knowledge and digital technology expertise allows us to help our clients navigate complex challenges and focus on how to create value. In the process, we evolve the services and solutions we deliver within our targeted industries.

Our targeted industries include communications and media, banking, insurance, government, health & life sciences, manufacturing, retail & consumer, transportation and logistics, energy and utilities and space. While these represent our go-to-market industry targets, we group these industries into the following for reporting purposes: government; manufacturing, retail & distribution (MRD); financial services; communications & utilities; and health.

As the move toward digitization continues across industries, CGI partners with clients to help guide them in becoming customer and citizen-centric digital organizations.

Applied innovation

At CGI, innovation happens across many interconnected fronts. It starts in our everyday work on client projects, where thousands of innovations are applied daily. Through benchmark in-person interviews we conduct each year, business and technology executives share their priorities with us, informing our own innovation investments and driving our client proximity teams’ focus on local client priorities.

Since 1976, CGI is a trusted partner in delivering innovative, client-inspired business services and solutions. We help develop, innovate and protect the technology that enables clients to achieve their digital transformation goals faster, with reduced risk and enduring results.

We partner with clients to enable their business agility through a range of business and digital initiatives focused on human capital and culture practices, process automation, and data analytics. Technology is a key element of the value chains of organizations today. We help clients adopt and harmonize a number of technologies and services, such as cloud, automation, and managed services, to build agility, elasticity, security and resiliency into their technology supply chains.

Digital engagement with customers and citizens has taken on new importance. We help clients evaluate their work culture, organizational models, and performance management, as well as adopt modern collaboration and resilient business continuity plans.

Technology will continue to be at the heart of the future value chains that serve our clients’ consumers and citizens.

Quality processes

CGI’s clients expect consistency of service wherever and whenever they engage us. We have an outstanding track record of on-time, within-budget delivery as a result of our commitment to excellence and our robust governance model - CGI’s Management Foundation. CGI’s Management Foundation provides a common business language, frameworks and practices for managing all operations consistently across the globe, driving a focus on continuous improvement. We also invest in rigorous quality and service delivery standards (including ISO and Capability Maturity Model Integration (CMMI) certification programs), as well as a comprehensive Client Satisfaction Assessment Program, with signed client assessments, to ensure high satisfaction on an ongoing basis.

1.2. VISION AND STRATEGY

CGI is unique compared to most companies, as our vision is based on a dream: “To create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of.” This dream has motivated us since our founding in 1976 and drives our vision: “To be a global, world-class end-to-end IT and business consulting services leader helping our clients succeed.” In pursuing our dream and vision, CGI has been highly disciplined throughout its history in executing a Build and Buy profitable growth strategy comprised of four pillars that combine profitable organic growth (Build) and accretive acquisitions (Buy):

Pillar 1: Win, renew and extend contracts

Pillar 2: New large managed IT and business process services contracts

These first two pillars relate to driving profitable organic growth through the pursuit of contracts with new and existing clients in our targeted industries. Successes in these pillars reflect the strength of our end-to-end portfolio of capabilities, the depth of expertise of our consultants in business and IT, and the appreciation of the proximity model by our clients, both existing and potential.

Pillar 3: Metro market acquisitions

The third pillar focuses on growth through metro market acquisitions, complementing the proximity model, helping provide a fuller range of end-to-end services. We identify metro market acquisitions through a strategic qualification process that systematically searches for targets to strengthen our proximity model, leveraging strong local relationships with customers, and enhancing our industry expertise, services and solutions.

Pillar 4: Large, transformational acquisitions

We also pursue large acquisitions to further expand our geographic presence and critical mass, which enables us to compete for large managed IT and business process services contracts and broaden our client relationships. CGI will continue to be a consolidator in the IT services industry by being active on both of these last pillars.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Executing our strategy

CGI’s strategy is executed through a unique business model that combines client proximity with an extensive global delivery network to deliver the following benefits:

• Local relationships and accountability: We live and work near our clients to provide a high level of responsiveness, partnership, and innovation. Our local CGI members speak our clients’ language, understand their business environment, and collaborate to meet their goals and advance their business.

• Global reach: Our local presence is complemented by an expansive global delivery network that ensures our clients have 24/7 access to best-fit digital capabilities and resources to meet their end-to-end needs. In addition, clients benefit from our unique combination of industry domain and technology expertise within our global delivery model.

• Committed experts: One of our key strategic goals is to be our clients’ partner and expert of choice. To achieve this, we invest in developing and recruiting professionals with extensive industry, business and in-demand technology expertise. In addition, a majority of CGI consultants and professionals are also owners through our Share Purchase Plan, which, combined with the Profit Participation Plan, provide an added level of commitment to the success of our clients.

• Comprehensive quality processes: CGI’s investment in quality frameworks and rigorous client satisfaction assessments has resulted in a consistent track record of on-time and within-budget project delivery. With regular reviews of engagements and transparency at all levels, the company ensures that client objectives and its own targets are consistently followed at all times. This thorough process enables CGI to generate continuous improvements for all stakeholders by applying corrective measures as soon as they are required.

• Corporate social responsibility: Corporate social responsibility is one of CGI’s core values. Our business model is designed to ensure that we are close to our clients and communities. At CGI, our members embrace our responsibilities to contribute to the continuous improvement of the economic, social and environmental well-being of the communities in which we live and work.

1.3. COMPETITIVE ENVIRONMENT

In today’s digital era, there is a competitive urgency for organizations across industries to become digital in a sustainable way. The pressure is on to modernize legacy assets and connect them to digital business and operating models. Central to this massive transformation is the evolving role of technology. Traditionally viewed as an enabler, technology is now recognized also as a driver of business transformation. The promise of digital creates an enormous opportunity to transform organizations end-to-end, and CGI is well-positioned to serve as a digital partner and expert of choice. We are working with clients across the globe to implement digital strategies, roadmaps and solutions that revolutionize the customer/citizen experience, drive the launch of new products and services, and deliver efficiencies and cost savings.

As the demand for digitalization increases, competition within the global IT industry is intensifying. CGI’s competition comprises a variety of players, from metro market companies providing specialized services and software, to global, end-to-end IT service providers, to large consulting firms and government pure-plays. All of these players are competing to deliver some or all of the services we provide.

Many factors distinguish the industry leaders, including the following:

• Depth and breadth of industry and technology expertise;

• Local presence and strength of client relationships;

• Consistent, on-time, within-budget delivery everywhere the client operates;

• Breadth of digital IP solutions;

• Ability to deliver practical innovation for measurable results;

• Total cost of services and value delivered; and

• Unique global delivery network, including onshore, nearshore and offshore options.

CGI is one of the leaders in the industry with respect to all of these factors. We are not only delivering all of the capabilities clients need to compete in a digital world, but the immediate results and long-term value they expect. As the market dynamics and industry trends continue to increase demand for enterprise solutions from global, end-to-end IT and business consulting services firms, CGI is one of few firms with the scale, reach, and capabilities to meet clients’ enterprise needs.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

2.	Highights and Key Performance Measures

2.1. FISCAL 2020 HIGHLIGHTS

•	Revenue of $12.16 billion, up 0.4% and essentially stable in constant currency;

•	Adjusted EBIT1 of $1,862.9 million, up 2.1% ;

•	Adjusted EBIT margin1 of 15.3%, up 20 basis points;

•	Net earnings of $1,117.9 million, down 11.5%;

•	Net earnings, excluding specific items2 of $1,300.1 million, down 0.4%;

•	Net earnings margin of 9.2%, down 120 basis points;

•	Net earnings margin, excluding specific items2 of 10.7%, down 10 basis points;

•	Diluted EPS of $4.20, down 7.7%;

•	Diluted EPS, excluding specific items2, of $4.89, up 4.0%;

•	Cash provided by operating activities1 of $1,938.6 million, up 18.6%, representing 15.9% of revenue;

•	Bookings of $11.85 billion, or 97.4% of revenue; and,

•	Backlog of $22.67 billion.

[1]	Includes the impact of the adoption of the IFRS 16 which is discussed in section 2.5. of the present document.
[2]

Specific items are comprised of acquisition-related, integration costs and restructuring costs net of tax, which are discussed in sections 3.7.1. and 3.7.2. of the present document. Prior year also includes a tax adjustment, discussed in section 3.8.1.

2.2. SELECTED YEARLY INFORMATION & KEY PERFORMANCE MEASURES1

As at and for the years ended September 30,	2020	2019	2018	Change 2020 / 2019	Change 2019 / 2018
In millions of CAD unless otherwise noted

Growth

Revenue	12,164.1	12,111.2	11,506.8	52.9	604.4

Year-over-year revenue growth	0.4%	5.3%	6.1%	(4.9%)	(0.8%)

Constant currency year-over-year revenue growth	(0.1%)	5.9%	4.6%	(6.0%)	1.3%

Backlog	22,673	22,611	22,577	62	34

Bookings	11,848	12,646	13,493	(798)	(847)

Book-to-bill ratio	97.4%	104.4%	117.3%	(7.0%)	(12.9%)

Profitability[1]

Adjusted EBIT[2]	1,862.9	1,825.0	1,701.7	37.9	123.3

Adjusted EBIT margin	15.3%	15.1%	14.8%	0.2%	0.3%

Net earnings	1,117.9	1,263.2	1,141.4	(145.3)	121.8

Net earnings margin	9.2%	10.4%	9.9%	(1.2%)	0.5%

Diluted EPS (in dollars)	4.20	4.55	3.95	(0.35)	0.60

Net earnings excluding specific items[2]	1,300.1	1,305.9	1,210.7	(5.8)	95.2

Net earnings margin excluding specific items	10.7%	10.8%	10.5%	(0.1%)	0.3%

Diluted EPS excluding specific items (in dollars)[2]	4.89	4.70	4.19	0.19	0.51

Liquidity[1]

Cash provided by operating activities	1,938.6	1,633.9	1,493.4	304.7	140.5

As a % of revenue	15.9%	13.5%	13.0%	2.4%	0.5%

Days sales outstanding	47	50	52	(3)	(2)

Capital structure[1]

Net debt	2,777.9	2,117.2	1,640.8	660.7	476.4

Net debt to capitalization ratio	23.6%	22.9%	19.2%	0.7%	3.7%

Return on equity	16.0%	18.5%	17.3%	(2.5%)	1.2%

Return on invested capital	12.1%	15.1%	14.5%	(3.0%)	0.6%

Balance sheet[1]

Cash and cash equivalents, and short-term investments	1,709.5	223.7	184.1	1,485.8	39.6

Total assets	15,550.4	12,621.7	11,919.1	2,928.7	702.6

Long-term financial liabilities[3]	4,030.6	2,236.0	1,530.1	1,794.6	705.9

[1]	As of the periods ending December 31, 2019, figures include the impact of the adoption of IFRS 16, while previous years are not restated as indicated in section 7.

[2]	Please refer to sections 3.7. and 3.8.3. of each year’s respective MD&A for the reconciliation of non-GAAP financial measures for fiscal 2018 and 2019.

[3]	Long-term financial liabilities include the long-term portion of the debt, long-term lease liabilities and the long-term derivative financial instruments.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

2.3. STOCK PERFORMANCE

2.3.1. Fiscal 2020 Trading Summary

CGI’s shares are listed on the Toronto Stock Exchange (TSX) (stock quote – GIB.A) and the New York Stock Exchange (NYSE) (stock quote – GIB) and are included in key indices such as the S&P/TSX 60 Index.

TSX	(CAD)	NYSE	(USD)

Open:	105.01	Open:	79.00

High:	114.49	High:	87.13

Low:	67.23	Low:	46.32

Close:	90.38	Close:	67.77

CDN average daily trading volumes[1]:	986,534	NYSE average daily trading volumes:	240,724

[1]	Includes the average daily volumes of both the TSX and alternative trading systems.

2.3.2. Normal Course Issuer Bid (NCIB)

On January 29, 2020, the Company’s Board of Directors authorized and subsequently received regulatory approval from the TSX for the renewal of CGI’s NCIB which allows for the purchase for cancellation of up to 20,149,100 Class A subordinate voting shares (Class A Shares) representing 10% of the Company’s public float as of the close of business on January 22, 2020. Class A Shares may be purchased for cancellation under the NCIB commencing on February 6, 2020 until no later than February 5, 2021, or on such earlier date when the Company has either acquired the maximum number of Class A Shares allowable under the NCIB or elects to terminate the bid.

During the year ended September 30, 2020, the Company purchased for cancellation 10,605,464 Class A Shares for $1,043.5 million at a weighted average price of $98.39 under the previous and current NCIB. The purchased shares included 6,008,905 Class A Shares purchased for cancellation from Caisse de dépôt et de placement du Québec for cash consideration of $600.0 million. The purchase was made pursuant to an exemption order issued by the Autorité des marchés financiers and is considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.

As at September 30, 2020, the Company can purchase up to 10,037,936 Class A Shares for cancellation under the current NCIB.

2.3.3. Capital Stock and Options Outstanding

The following table provides a summary of the Capital Stock and Options Outstanding as at November 6, 2020:

Capital Stock and Options Outstanding	As at November 6, 2020
Class A subordinate voting shares	229,981,039
Class B multiple voting shares	28,945,706
Options to purchase Class A subordinate voting shares	8,849,802

2.4. INVESTMENTS IN SUBSIDIARIES

On December 18, 2019, the Company acquired all of the outstanding shares of SCISYS Group Plc (SCISYS). SCISYS operates in several sectors, with deep expertise and industry leading solutions in the space and defense sectors, as well as in the media and broadcast news industries and is headquartered in Dublin, Ireland. This acquisition added approximately 670 professionals to the Company, predominantly based in the U.K. and Germany.

On January 20, 2020, the Company acquired all of the outstanding shares of Meti Logiciels et Services SAS (Meti). Based in France, Meti is specialized in the development of software solutions for the retail sector across Europe and works with some of Europe’s largest retailers. This acquisition added approximately 300 professionals to the Company.

On March 31, 2020, the Company acquired all of the outstanding shares of TeraThink Corporation (TeraThink). Headquartered in Reston, Virginia, TeraThink is an information technology and management consulting firm providing digitization, enterprise finance, risk management, and data analytics services to the U.S. federal government. The acquisition added approximately 250 professionals to the Company.

The Company completed these acquisitions for a total purchase price of approximately $273 million.

With significant strategic consulting, system integration and customer-centric digital innovation capabilities, these acquisitions were made to complement CGI’s proximity model and expertise across key sectors, including communications, retail, space and defense and government.

FISCAL 2020 RESULTS – 15

MANAGEMENT’S DISCUSSION AND ANALYSIS

2.5. IMPACT OF THE ADOPTION OF IFRS 16

On October 1st, 2019, the Company adopted IFRS 16, Leases, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties in a lease agreement in replacement of International Accounting Standard (IAS) 17, Leases (please refer to section 7 of the present document).

The impacts on the adoption date on the consolidated balance sheet are presented in note 3 of our audited consolidated financial statements and consists primarily in the on-balance sheet recognition of our lease agreements of Right-of-use assets and Lease liabilities.

For the year ended September 30, 2020, IFRS 16 adoption had an impact on our audited consolidated statements of earnings, presenting a decrease in cost of services, selling and administrative of $195.8 million, an increase in depreciation of $158.0 million for a net impact on adjusted EBIT of $37.9 million (discussed in section 3.6.) which is partially offset by an increase in finance costs of $32.0 million (discussed in section 3.7.3. of the present document).

In addition, section 4.1. of the present document presents the impact on the consolidated statement of cash flows which increased our cash provided by operating activities by $165.3 million for the year ended September 30, 2020, with the offset presented in cash used in financing activities. Section 4.5. of the present document presents the impacts to some of our capital structure ratios.

Finally, the adoption of IFRS 16 doesn’t have an impact on the Company’s external covenants and conditions related to its debts.

2.6. COVID-19

While we are unable to predict the extent to which the COVID-19 pandemic may adversely impact our operations and financial performance in future quarters, our executive crisis management team and our network of local crisis management teams continue to closely monitor the evolving COVID-19 pandemic, executing on our business continuity plan and working collaboratively with our clients. We have established key guidelines and procedures related to security and access controls, member health screening, member isolation and quarantine, and facility infrastructure, maintenance and cleaning, to ensure that our workplace practices are in line with local government recommendations and requirements, as well as compliant with the appropriate standards of safety, health, wellness and required workplace readiness certifications. As of today, most of our members continue working remotely.

During the last two quarters of fiscal 2020, our revenues generally declined across our segments when compared to the same period last year. We experienced reduced demand for our services during the COVID-19 pandemic due to the slowdown of activities in some of our markets, particularly in the manufacturing, retail & distribution vertical market.

To mitigate the impacts of COVID-19 on our business, we have proactively implemented various cost reduction efforts to adjust our costs based on our revenue level, such as implementing our restructuring plan and reducing travel related expenses following government restrictions. Please refer to sections 3.4., 3.5.1., 3.6. and 3.7.2. for additional information.

The Company maintains a strong balance sheet and liquidity position. On April 2, 2020 the Company amended and restated its two-year unsecured committed term loan credit facility (the 2020 Term Loan) for a total principal amount of US$1,250.0 million.

Our highest priority remains the health and safety of our members and providing service continuity for our clients. CGI’s proximity-based business model and robust internal infrastructure limited the impact of confinement measures imposed in several countries and allowed the majority of our members to work remotely, ensuring service continuity to our clients.

3.	Financial Review

3.1. BOOKINGS AND BOOK-TO-BILL RATIO

Bookings for the year were $11.8 billion representing a book-to-bill ratio of 97.4%. The breakdown of the new bookings signed during the year is as follows:

	Contract Type			Service Type			Segment			Vertical Market

A.	Extensions, renewals and add-ons	75%	A.	System integration and consulting	51%	A.	U.S. Commercial and State Government	17%	A.	Government	36%

B.	New business	25%	B.	Managed IT and Business Process Services	49%	B.	Western and Southern Europe	16%	B.	MRD	23%

						C.	U.S. Federal	15%	C.	Financial services	21%

						D.	Canada	12%	D.	Communications & utilities	13%

						E.	Central and Eastern Europe	11%	E.	Health	7%

						F.	U.K. and Australia	11%

						G.	Scandinavia	11%

						H.	Finland, Poland and Baltics	7%

Information regarding our bookings is a key indicator of the volume of our business over time. However, due to the timing and transition period associated with managed IT and business process services contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for, an analysis of our revenue. Management however believes that it is a key indicator of potential future revenue.

The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the year ended September 30, 2020	Book-to-bill ratio for the year ended September 30, 2020
Total CGI	11,847,704	97.4%
Western and Southern Europe	1,860,234	97.2%
U.S. Commercial and State Government	2,027,383	106.3%
Canada	1,443,508	78.9%
U.S. Federal	1,747,090	100.7%
U.K. and Australia	1,308,393	83.4%
Central and Eastern Europe	1,341,408	107.5%
Scandinavia	1,290,579	111.5%
Finland, Poland and Baltics	829,109	103.1%

FISCAL 2020 RESULTS – 17

MANAGEMENT’S DISCUSSION AND ANALYSIS

3.2. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.

Closing foreign exchange rates

As at September 30,	2020	2019	Change

U.S. dollar	1.3325	1.3246	0.6%

Euro	1.5622	1.4446	8.1%

Indian rupee	0.0181	0.0188	(3.7%)

British pound	1.7216	1.6302	5.6%

Swedish krona	0.1487	0.1347	10.4%
Average foreign exchange rates
For the year ended September 30,	2020	2019	Change

U.S. dollar	1.3457	1.3270	1.4%

Euro	1.5075	1.4970	0.7%

Indian rupee	0.0183	0.0188	(2.7%)

British pound	1.7152	1.6943	1.2%

Swedish krona	0.1425	0.1426	(0.1%)

3.3. REVENUE DISTRIBUTION

The following charts provide additional information regarding our revenue mix for the year:

	Service Type			Client Geography			Vertical Market

A.	Managed IT and Business Process Services	54%	A.	U.S.	30%	A.	Government	34%
B.	System integration and consulting	46%	B.	Canada	15%	B.	MRD	24%
			C.	France	14%	C.	Financial services	22%
			D.	U.K.	12%	D.	Communications & utilities	13%
			E.	Sweden	7%	E.	Health	7%
			F.	Finland	6%
			G.	Germany	6%
			H.	Rest of the world	10%

3.3.1. Client Concentration

IFRS guidance on segment disclosures defines a single customer as a group of entities that are known to the reporting entity to be under common control. As a consequence, our work for the U.S. federal government including its various agencies represented 13.8% of our revenue for Fiscal 2020 as compared to 12.8% for Fiscal 2019.

FISCAL 2020 RESULTS – 19

MANAGEMENT’S DISCUSSION AND ANALYSIS

3.4. REVENUE BY SEGMENT

Our segments are reported based on where the client’s work is delivered from within our geographic delivery model.

The table below provides a summary of the year-over-year changes in our revenue, in total and by segment before eliminations, separately showing the impacts of foreign currency exchange rate variations between Fiscal 2020 and Fiscal 2019. The Fiscal 2019 revenue by segment was recorded reflecting the actual foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the same period’s results converted with the prior year’s foreign exchange rates.

For the years ended September 30,				Change
	2020		2019	$	%
In thousands of CAD except for percentages

Total CGI revenue	12,164,115		12,111,236	52,879	0.4%

Variation prior to foreign currency impact	(0.1%	)

Foreign currency impact	0.5%

Variation over previous period	0.4%

Western and Southern Europe

Revenue prior to foreign currency impact	1,904,508		2,022,677	(118,169)	(5.8%	)

Foreign currency impact	6,969

Western and Southern Europe revenue	1,911,477		2,022,677	(111,200)	(5.5%	)

U.S. Commercial and State Government

Revenue prior foreign currency impact	1,836,637		1,834,917	1,720	0.1%

Foreign currency impact	26,830

U.S. Commercial and State Government revenue	1,863,467		1,834,917	28,550	1.6%

Canada

Revenue prior to foreign currency impact	1,685,511		1,768,924	(83,413)	(4.7%	)

Foreign currency impact	758

Canada revenue	1,686,269		1,768,924	(82,655)	(4.7%	)

U.S. Federal

Revenue prior to foreign currency impact	1,687,792		1,597,922	89,870	5.6%

Foreign currency impact	24,452

U.S. Federal revenue	1,712,244		1,597,922	114,322	7.2%

U.K. and Australia

Revenue prior to foreign currency impact	1,342,848		1,356,858	(14,010)	(1.0%	)

Foreign currency impact	15,621

U.K. and Australia revenue	1,358,469		1,356,858	1,611	0.1%

Central and Eastern Europe

Revenue prior to foreign currency impact	1,205,805		1,166,486	39,319	3.4%

Foreign currency impact	6,391

Central and Eastern Europe revenue	1,212,196		1,166,486	45,710	3.9%

Scandinavia

Revenue prior to foreign currency impact	1,125,868		1,095,330	30,538	2.8%

Foreign currency impact	(21,747)

Scandinavia revenue	1,104,121		1,095,330	8,791	0.8%

Finland, Poland and Baltics

Revenue prior to foreign currency impact	774,211		787,640	(13,429)	(1.7%	)

Foreign currency impact	2,941

Finland, Poland & Baltics revenue	777,152		787,640	(10,488)	(1.3%	)

For the years ended September 30,			Change
	2020	2019	$	%
In thousands of CAD except for percentages

Asia Pacific

Revenue prior to foreign currency impact	688,211	606,252	81,959	13.5%

Foreign currency impact	(13,265)

Asia Pacific revenue	674,946	606,252	68,694	11.3%

Eliminations	(136,226)	(125,770)	(10,456)	8.3%

For the year ended September 30, 2020, revenue was $12,164.1 million, an increase of $52.9 million, or 0.4% over the same period last year. On a constant currency basis, revenue was essentially stable. Recent business acquisitions were offset by the slowdown of activities, primarily in the MRD, financial services and communications & utilities vertical markets, mostly as a result of COVID-19.

3.4.1. Western and Southern Europe

For the year ended September 30, 2020, revenue in our Western and Southern Europe segment was $1,911.5 million, a decrease of $111.2 million or 5.5% over the same period last year. On a constant currency basis, revenue decreased by $118.2 million or 5.8%. The change in revenue was due to the slowdown of activities mainly within the financial services, communications and utilities and MRD vertical markets, primarily as a result of COVID-19. This was partially offset by the Meti acquisition and growth within the government vertical market.

On a client geographic basis, the top two Western and Southern Europe vertical markets were MRD and financial services, generating combined revenues of approximately $1,186 million for the year ended September 30, 2020.

3.4.2. U.S. Commercial and State Government

For the year ended September 30, 2020, revenue in our U.S. Commercial and State Government segment was $1,863.5 million, an increase of $28.6 million or 1.6% over the same period last year. On a constant currency basis, revenue increased by $1.7 million or 0.1%. The increase was mainly due to growth within the financial services vertical market and the state and local government market. This was in part offset by an adjustment due to a reevaluation of cost to complete on a project and lower work volume within the communications & utilities vertical market.

On a client geographic basis, the top two U.S. Commercial and State Government vertical markets were financial services and government, generating combined revenues of approximately $1,156 million for the year ended September 30, 2020.

3.4.3. Canada

For the year ended September 30, 2020, revenue in our Canada segment was $1,686.3 million, a decrease of $82.7 million or 4.7% compared to the same period last year. On a constant currency basis, revenue decreased by $83.4 million or 4.7%. The change was mainly due to the impact of COVID-19, lower work volumes and license sales within the financial services vertical market and a higher proportion of client projects transferred to our global delivery centers of excellence in Asia-Pacific.

On a client geographic basis, the top two Canada vertical markets were financial services and communications & utilities, generating combined revenues of approximately $1,138 million for the year ended September 30, 2020.

3.4.4. U.S. Federal

For the year ended September 30, 2020, revenue in our U.S. Federal segment was $1,712.2 million, an increase of $114.3 million or 7.2% over the same period last year. On a constant currency basis, revenue increased by $89.9 million or 5.6%. The increase was driven by IP solutions, application support and cybersecurity services and recent business acquisitions. This was partly offset by lower transaction volumes related to our IP business process services, mainly due to the impact of the COVID-19 and adjustments on certain client contracts in the defense sector.

FISCAL 2020 RESULTS – 21

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended September 30, 2020, 82% of revenues within the U.S. Federal segment were federal civilian based.

3.4.5. U.K. and Australia

For the year ended September 30, 2020, revenue in our U.K. and Australia segment was $1,358.5 million, an increase of $1.6 million or 0.1% over the same period last year. On a constant currency basis, revenue decreased by $14.0 million or 1.0%. The change was mainly due to the non-renewal of certain infrastructure contracts and the successful completion of the build phase of a large project within the communications and utilities vertical market. This was mostly offset by growth within the space, defense and intelligence sector, in part driven by the SCISYS acquisition.

On a client geographic basis, the top two U.K. and Australia vertical markets were government and communications & utilities, generating combined revenues of approximately $1,108 million for the year ended September 30, 2020.

3.4.6. Central and Eastern Europe

For the year ended September 30, 2020, revenue in our Central and Eastern Europe segment was $1,212.2 million, an increase of $45.7 million or 3.9% over the same period last year. On a constant currency basis, revenue increased by $39.3 million or 3.4%. The increase in revenue was primarily due to the Acando AB (Acando) and SCISYS acquisitions. This was partially offset by the impact of COVID-19, mainly within the MRD and financial services vertical markets, and a higher proportion of client projects transferred to our global delivery centers of excellence in Asia-Pacific.

On a client geographic basis, the top two Central and Eastern Europe vertical markets were MRD and communications & utilities, generating combined revenues of approximately $800 million for the year ended September 30, 2020.

3.4.7. Scandinavia

For the year ended September 30, 2020, revenue in our Scandinavia segment was $1,104.1 million, an increase of $8.8 million or 0.8% over the same period last year. On a constant currency basis, revenue increased by $30.5 million or 2.8%.The increase was mainly driven by the Acando acquisition. This was in part offset by a slowdown of activities primarily within the MRD vertical market, related to the impact of COVID-19, as well as the non-renewal of infrastructure contracts.

On a client geographic basis, the top two Scandinavia vertical markets were MRD and government, generating combined revenues of approximately $870 million for the year ended September 30, 2020.

3.4.8. Finland, Poland and Baltics

For the year ended September 30, 2020, revenue in our Finland, Poland and Baltics segment was $777.2 million, a decrease of $10.5 million or 1.3% over the same period last year. On a constant currency basis, revenue decreased by $13.4 million or 1.7% due to the non-renewal of infrastructure contracts and the impact of COVID-19, in part offset by the Acando Acquisition.

On a client geographic basis, the top two Finland, Poland and Baltics vertical markets were government and financial services, generating combined revenues of approximately $473 million for the year ended September 30, 2020.

3.4.9. Asia Pacific

For the year ended September 30, 2020, revenue in our Asia Pacific segment was $674.9 million, an increase of $68.7 million or 11.3% over the same period last year. On a constant currency basis, revenue increased by $82.0 million or 13.5%. The increase was mainly driven by the continued demand for our offshore delivery centers, predominantly within the financial services and communications & utilities vertical markets.

3.5. OPERATING EXPENSES

For the years ended September 30,	2020	% of Revenue	2019	% of Revenue	$	%

In thousands of CAD except for percentages

Costs of services, selling and administrative	10,302,068	84.7%	10,284,007	84.9%	18,061	0.2%

Foreign exchange (gain) loss	(899)	0.0%	2,234	0.0%	(3,133)	(140.2%)

3.5.1. Costs of Services, Selling and Administrative

For the year ended September 30, 2020, costs of services, selling and administrative expenses amounted to $10,302.1 million, an increase of $18.1 million over the same period last year. As a percentage of revenue, costs of services, selling and administrative expenses decreased to 84.7% from 84.9%. As a percentage of revenue, costs of services increased compared to the same period last year due to the impact of a lower proportion of IP license sales revenue and adjustments on client contracts. This was partly offset by lower performance based compensation and planned synergies achieved through the optimization and automation in our infrastructure business, as discussed in section 3.6. of the present document. As a percentage of revenue, selling and administrative expenses improved compared to the same period last year mainly due to actions taken to lower expenses in response to COVID-19 and lower performance based compensation.

During the year ended September 30, 2020, the translation of the results of our foreign operations from their local currencies to the Canadian dollar unfavourably impacted costs by $50.3 million, partially offsetting the favourable translation impact of $61.0 million on our revenue.

3.5.2. Foreign Exchange (Gain) Loss

During the year ended September 30, 2020, CGI incurred $0.9 million of foreign exchange gains, mainly driven by the timing of payments combined with the volatility of foreign exchange rates. The Company, in addition to its natural hedges, uses derivatives as a strategy to manage its exposure, to the extent possible.

FISCAL 2020 RESULTS – 23

MANAGEMENT’S DISCUSSION AND ANALYSIS

3.6. ADJUSTED EBIT BY SEGMENT

			Change
For the years ended September 30,	2020	2019	$	%
In thousands of CAD except for percentages

Western and Southern Europe	264,009	275,535	(11,526)	(4.2%	)

As a percentage of segment revenue	13.8%	13.6%

U.S. Commercial and State Government	295,795	333,210	(37,415)	(11.2%	)

As a percentage of segment revenue	15.9%	18.2%

Canada	364,424	359,089	5,335	1.5%

As a percentage of segment revenue	21.6%	20.3%

U.S. Federal	221,793	230,054	(8,261)	(3.6%	)

As a percentage of segment revenue	13.0%	14.4%

U.K. and Australia	215,924	185,290	30,634	16.5%

As a percentage of segment revenue	15.9%	13.7%

Central and Eastern Europe	122,548	100,244	22,304	22.2%

As a percentage of segment revenue	10.1%	8.6%

Scandinavia	57,231	76,648	(19,417)	(25.3%	)

As a percentage of segment revenue	5.2%	7.0%

Finland, Poland and Baltics	120,959	118,771	2,188	1.8%

As a percentage of segment revenue	15.6%	15.1%

Asia Pacific	200,263	146,154	54,109	37.0%

As a percentage of segment revenue	29.7%	24.1%

Adjusted EBIT	1,862,946	1,824,995	37,951	2.1%

Adjusted EBIT margin	15.3%	15.1%

For the year ended September 30, 2020, adjusted EBIT margin increased to 15.3% from 15.1% for the same period last year. The increase was mainly due to lower performance based compensation, the $37.9 million impact of adoption of IFRS 16, as well as synergies achieved through the optimization and modernization of our infrastructure business. This was partly offset by adjustments on client contracts.

3.6.1. Western and Southern Europe

For the year ended September 30, 2020, adjusted EBIT in the Western and Southern Europe segment was $264.0 million, a decrease of $11.5 million when compared to the same period last year. Adjusted EBIT margin increased to 13.8% from 13.6%, primarily due to lower performance based compensation, a decrease in amortization of client relationships, and to a lesser extent, the impact of the adoption of IFRS 16. This was partly offset by the slowdown of activities identified in the revenue section, primarily as a result of COVID-19.

3.6.2. U.S. Commercial and State Government

For the year ended September 30, 2020, adjusted EBIT in the U.S. Commercial and State Government segment was $295.8 million, a decrease of $37.4 million when compared to the same period last year. Adjusted EBIT margin decreased to 15.9% from 18.2%. The change in adjusted EBIT margin was mainly due to the impact of lower IP sales and solution revenue and an adjustment due to a reevaluation of cost to complete on a project. This was in part offset by lower discretionary expenses and fringe benefits due to COVID-19.

3.6.3. Canada

For the year ended September 30, 2020, adjusted EBIT in the Canada segment was $364.4 million, an increase of $5.3 million when compared to the same period last year. Adjusted EBIT margin increased to 21.6% from 20.3%. The increase was mainly due to synergies achieved through the optimization and modernization of our infrastructure business and the impact of the adoption of IFRS 16. This was partly offset by the impact of lower IP license sales and service revenue.

3.6.4. U.S. Federal

For the year ended September 30, 2020, adjusted EBIT in the U.S. Federal segment was $221.8 million, a decrease of $8.3 million when compared to the same period last year. Adjusted EBIT margin decreased to 13.0% from 14.4%. Adjusted EBIT margin changed primarily due to lower business process services volumes, mostly related to COVID-19, lower profitability on defense client contracts and a litigation provision. This was partly offset by the favourable impacts of both a contract settlement and the adoption of IFRS 16.

3.6.5. U.K. and Australia

For the year ended September 30, 2020, adjusted EBIT in the U.K. and Australia segment was $215.9 million, an increase of $30.6 million when compared to the same period last year. Adjusted EBIT margin increased to 15.9% from 13.7%, mainly due to adjustments on client contracts and the impact of the U.K. court ruling on pensionable services, both in the prior year.

3.6.6. Central and Eastern Europe

For the year ended September 30, 2020, adjusted EBIT in the Central and Eastern Europe segment was $122.5 million, an increase of $22.3 million when compared to the same period last year. Adjusted EBIT margin increased to 10.1% from 8.6%. The increase in adjusted EBIT was driven by the benefits of synergies achieved through the integration of the prior year’s business acquisitions and lower performance based compensation. This was in part offset by the slowdown of activities in the MRD vertical market, mostly related to COVID-19.

3.6.7. Scandinavia

For the year ended September 30, 2020, adjusted EBIT in the Scandinavia segment was $57.2 million, a decrease of $19.4 million when compared to the same period last year. Adjusted EBIT margin decreased to 5.2% from 7.0%. The change in adjusted EBIT margin was mainly driven by a slowdown of activities, mostly related to COVID-19, the impact of excess capacity in our Swedish infrastructure business and additional costs related to the ramp up of new contracts. This was in part offset by the savings generated from the Restructuring Plan (see section 3.7.2. of the present document).

3.6.8. Finland, Poland and Baltics

For the year ended September 30, 2020 adjusted EBIT in our Finland, Poland and Baltics segment was $121.0 million, an increase of $2.2 million, when compared to the same period last year. Adjusted EBIT margin increased to 15.6% from 15.1% mainly due to lower discretionary expenses and the temporary payroll tax relief, both due to COVID-19, and lower performance based compensation. This was in part offset by the impact of lower work volumes, also in part due to COVID-19.

3.6.9. Asia Pacific

For the year ended September 30, 2020, adjusted EBIT in the Asia Pacific segment was $200.3 million, an increase of $54.1 million when compared to the same period last year. Adjusted EBIT margin increased to 29.7% from 24.1%. The increase in adjusted EBIT margin was mostly due to automation and other productivity improvements, cost reduction in transportation and facilities due to the COVID-19 shutdown, the impact of the adoption of IFRS 16 and the favourable impact of our currency forward contracts.

FISCAL 2020 RESULTS — 25

MANAGEMENT’S DISCUSSION AND ANALYSIS

3.7. EARNINGS BEFORE INCOME TAXES

The following table provides a reconciliation between our adjusted EBIT and earnings before income taxes, which is reported in accordance with IFRS:

						Change
For the years ended September 30,	2020	% of Revenue	2019	% of Revenue	$	%
In thousands of CAD except for percentage

Adjusted EBIT	1,862,946	15.3%	1,824,995	15.1%	37,951	2.1%

Minus the following items:

Acquisition-related and integration costs	76,794	0.6%	77,417	0.6%	(623)	(0.8%	)

Restructuring costs	155,411	1.3%	—	—	155,411	—

Net finance costs	114,474	0.9%	70,630	0.6%	43,844	62.1%

Earnings before income taxes	1,516,267	12.5%	1,676,948	13.8%	(160,681)	(9.6%	)

3.7.1. Acquisition-Related and Integration Costs

For the year ended September 30, 2020, the Company incurred $76.8 million, for acquisition-related and integration costs, acquisitions’ integration towards the CGI operating model. These costs were mainly related to terminations of employment and professional fees.

3.7.2. Restructuring Costs

During the year ended September 30, 2020, the Company incurred, as part of its cost reduction efforts in response to COVID-19, restructuring costs related to terminations of employment, primarily in France, Canada and Germany. The initiative is expected to help mitigate the adverse impacts of COVID-19.

During the year ended September 30, 2020, the Company also announced a restructuring plan (the Restructuring Plan), mainly for the closure of our Brazil operations, the refocusing of the Portugal infrastructure business towards nearshore delivery and the optimization of the Sweden infrastructure business. These actions generated benefits throughout Fiscal 2020, as discussed in section 3.6. of the present document.

As a result, a total of $155.4 million was expensed during the year ended September 30, 2020.

3.7.3. Net Finance Costs

Net finance costs mainly include interest on our long-term debt. For the year ended September 30, 2020, the increase in net finance costs of $43.8 million was mainly due to the recognition of $32.0 million of interest expense on leases liabilities upon adoption of IFRS 16 and our 2020 Term Loan.

3.8. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

			Change
For the years ended September 30,	2020	2019	$	%

In thousands of CAD except for percentage and shares data

Earnings before income taxes	1,516,267	1,676,948	(160,681)	(9.6%	)

Income tax expense	398,405	413,741	(15,336)	(3.7%	)

Effective tax rate	26.3%	24.7%

Net earnings	1,117,862	1,263,207	(145,345)	(11.5%	)

Net earnings margin	9.2%	10.4%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	262,005,521	272,719,309	(10,713,788)	(3.9%	)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	266,104,062	277,785,725	(11,681,663)	(4.2%	)

Earnings per share (in dollars)

Basic	4.27	4.63	(0.36)	(7.8%	)

Diluted	4.20	4.55	(0.35)	(7.7%	)

3.8.1. Income Tax Expense

For the year ended September 30, 2020, income tax expense was $398.4 million compared to $413.7 million over the same period last year, while our effective tax rate increased to 26.3% from 24.7%. The prior year effective tax rate was impacted by a tax adjustment from a settlement with the German tax authorities where the Company booked $115.5 million of additional corporate tax losses, and recorded a $18.5 million income tax recovery.

When excluding that tax adjustment and the tax effects from acquisition-related and integration costs and restructuring costs, the effective tax rate would have been 25.6% for both financial years. The effective tax rate excluding specific items is a non-GAAP measure that management believes is useful when comparing our performance to the prior year.

The table in section 3.8.3. shows the year-over-year comparison of the tax rate with the impact of specific items removed.

Based on the enacted rates at the end of Fiscal 2020 and our current business mix, we expect our effective tax rate before any significant adjustments to be in the range of 25.0% to 27.0% in subsequent periods.

3.8.2. Weighted Average Number of Shares

For Fiscal 2020, CGI’s basic and diluted weighted average number of shares decreased compared to Fiscal 2019 due to the impact of purchase for cancellation of Class A Shares, partly offset by the grant and the exercise of stock options. Please refer to notes 19, 20 and 21 of our audited consolidated financial statements for additional information.

FISCAL 2020 RESULTS — 27

MANAGEMENT’S DISCUSSION AND ANALYSIS

3.8.3. Net Earnings and Earnings per Share Excluding Specific Items

Below is a table showing the year-over-year comparison excluding specific items namely, acquisition-related and integration costs and restructuring costs.

					Change
For the years ended September 30,	2020		2019		$	%
In thousands of CAD except for percentages and shares data

Earnings before income taxes	1,516,267		1,676,948		(160,681)	(9.6%	)

Add back:

Acquisition-related and integration costs	76,794		77,417		(623)	(0.8%	)

Restructuring costs	155,411		—		155,411	—

Earnings before income taxes excluding specific items	1,748,472		1,754,365		(5,893)	(0.3%	)

Margin	14.4%		14.5%

Income tax expense	398,405		413,741		(15,336)	(3.7%	)

Effective tax rate	26.3%		24.7%

Add back:

Tax deduction on acquisition-related and integration costs	14,717		16,307		(1,590)	(9.8%	)

Impact on effective tax rate	(0.3%	)	(0.2%	)

Tax deduction on restructuring costs	35,278		—		35,278	—

Impact on effective tax rate	(0.4%	)	—

Tax adjustment	—		18,451		(18,451)	(100.0%	)

Impact on effective tax rate	—		1.1%

Income tax expense excluding specific items	448,400		448,499		(99)	—%

Effective tax rate excluding specific items	25.6%		25.6%

Net earnings excluding specific items	1,300,072		1,305,866		(5,794)	(0.4%	)

Net earnings margin excluding specific items	10.7%		10.8%
Weighted average number of shares outstanding
Class A subordinate voting shares and Class B multiple voting shares (basic)	262,005,521		272,719,309			(3.9%	)
Class A subordinate voting shares and Class B multiple voting shares (diluted)	266,104,062		277,785,725			(4.2%	)

Earnings per share excluding specific items (in dollars)

Basic	4.96		4.79		0.17	3.5%

Diluted	4.89		4.70		0.19	4.0%

4.	Liquidity

4.1. CONSOLIDATED STATEMENTS OF CASH FLOWS

CGI’s growth is financed through a combination of cash flow from operations, drawing on our unsecured committed revolving credit facility, the issuance of long-term debt, and the issuance of equity. One of our financial priorities is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

As at September 30, 2020, cash and cash equivalents were $1,708.0 million. The following table provides a summary of the generation and use of cash for the years ended September 30, 2020 and 2019.

For the years ended September 30,	2020	2019	Change

In thousands of CAD

Cash provided by operating activities	1,938,556	1,633,919	304,637

Cash used in investing activities	(572,453)	(950,809)	378,356

Cash provided by (used in) financing activities	94,172	(629,109)	723,281

Effect of foreign exchange rate changes on cash and cash equivalents	33,879	(24,261)	58,140

Net increase in cash and cash equivalents	1,494,154	29,740	1,464,414

4.1.1. Cash Provided by Operating Activities

For the year ended September 30, 2020, cash provided by operating activities was $1,938.6 million or 15.9% of revenue compared to $1,633.9 million or 13.5% for the same period last year.

The following table provides a summary of the generation and use of cash from operating activities:

For the years ended September 30,	2020	2019	Change

In thousands of CAD

Net earnings	1,117,862	1,263,207	(145,345)

Amortization, depreciation and impairment	565,692	392,301	173,391

Other adjustments[1]	36,838	34,662	2,176

Cash flow from operating activities before net change in non-cash working capital items	1,720,392	1,690,170	30,222

Net change in non-cash working capital items:

Accounts receivable, work in progress and deferred revenue	256,986	21,859	235,127

Accounts payable and accrued liabilities, accrued compensation, provisions and long-term liabilities	12,193	(21,620)	33,813

Other[2]	(51,015)	(56,490)	5,475

Net change in non-cash working capital items	218,164	(56,251)	274,415

Cash provided by operating activities	1,938,556	1,633,919	304,637

[1]	Comprised of deferred income taxes, foreign exchange (gain) loss, loss on sale of business and share-based payment costs.
[2]	Comprised of prepaid expenses and other assets, long-term financial assets, retirement benefits obligations, derivative financial instruments and income taxes.

For the year ended September 30, 2020, the increase in our cash provided by operating activities was mostly due to higher collection of receivables and the impact of $165.3 million coming from the change in presentation of the payment of leases resulting from the adoption of IFRS 16. This was partially offset by the timing of payables.

The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

FISCAL 2020 RESULTS — 29

MANAGEMENT’S DISCUSSION AND ANALYSIS

4.1.2. Cash Used in Investing Activities

For the year ended September 30, 2020, $572.5 million was used in investing activities while $950.8 million was used over the same periods last year.

The following table provides a summary of the use of cash from investing activities:

For the years ended September 30,	2020	2019	Change

In thousands of CAD

Business acquisitions and Investment in Acando AB	(266,938)	(620,014)	353,076

Purchase of property, plant and equipment	(128,478)	(162,061)	33,583

Additions to contract costs	(72,845)	(60,191)	(12,654)

Additions to intangible assets	(114,112)	(105,976)	(8,136)

Net change in short-term investments and purchase of long-term investments	9,920	(2,567)	12,487

Cash used in investing activities	(572,453)	(950,809)	378,356

The decrease of $378.4 million in cash used in investing activities during the year ended September 30, 2020 was mainly due to the decrease in cash used in the prior year for the acquisition of Acando, as well as a decrease of investments in computer equipment and leasehold improvements. This was partially offset by an increase of investment in business acquisitions.

4.1.3. Cash Provided by (Used in) Financing Activities

For the year ended September 30, 2020, $94.2 million was generated from financing activities while $629.1 million was used over the same period last year.

The following table provides a summary of the generation and use of cash from financing activities:

For the years ended September 30,	2020	2019	Change
In thousands of CAD

Net change in unsecured committed revolving credit facility	(334,370)	139,575	(473,945)

Payment of lease liabilities	(175,320)	—	(175,320)

Net change in long-term debt	1,700,671	331,404	1,369,267

	1,190,981	470,979	720,002

Repayment of debt assumed from business acquisitions	(28,281)	(2,141)	(26,140)

Payment for remaining shares of Acando	(23,123)	—	(23,123)

Purchase of Class A subordinate voting shares held in trusts	(55,287)	(30,740)	(24,547)

Settlement of derivative financial instruments	(3,903)	(554)	(3,349)

Purchase and cancellation of Class A subordinate voting shares	(1,043,517)	(1,130,255)	86,738

Issuance of Class A subordinate voting shares	57,302	63,602	(6,300)

Cash provided by (used in) financing activities	94,172	(629,109)	723,281

For the year ended September 30, 2020, the Company received through the 2020 Term Loan an amount of $1,764.7 million (US$1,250.0 million), had a net repayment of $334.4 million under our unsecured committed revolving credit facility, made scheduled repayments of senior unsecured notes in the amount of $65.9 million. In addition, we paid $175.3 million of lease liabilities, of which $165.3 million is related to the adoption of IFRS 16, and used $28.3 million to repay debt assumed from business acquisitions.

For the year ended September 30, 2019, the Company drew $139.6 million under the unsecured committed revolving credit facility and entered into a five-year unsecured committed term loan credit facility of $670.0 million (swapped into euro currency) which was in part used for the scheduled repayments of the Senior unsecured notes in the amount of $306.8 million, used to invest in business acquisitions and in the purchase for cancellation of Class A Shares.

For the year ended September 30, 2020, the Company paid $23.1 million to acquire the remaining 3.9% of outstanding shares of Acando.

For the year ended September 30, 2020, $55.3 million was used to purchase Class A Shares in connection with the Company’s Performance Share Unit Plans (PSU Plans) compared to $30.7 million during the year ended September 30, 2019. More information concerning the PSU Plans can be found in note 20 of the audited consolidated financial statements.

For the year ended September 30, 2020, $1,043.5 million was used to pay for the purchase for cancellation of 10,605,464 Class A Shares. During the year ended September 30, 2019, $1,130.3 million was used to purchase 12,510,232 Class A Shares for cancellation.

Finally, for the year ended September 30, 2020, we received $57.3 million in proceeds from the exercise of stock options, compared to $63.6 million during the year ended September 30, 2019.

4.1.4. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents

For the year ended September 30, 2020, the effect of foreign exchange rate changes on cash and cash equivalents had a favourable impact of $33.9 million. This amount had no effect on net earnings as it was recorded in other comprehensive income.

FISCAL 2020 RESULTS — 31

MANAGEMENT’S DISCUSSION AND ANALYSIS

4.2. CAPITAL RESOURCES

As at September 30, 2020	Available

In thousands of CAD

Cash and cash equivalents	1,707,985

Short-term investments	1,473

Long-term investments	22,612

Unsecured committed revolving credit facility[1]	1,490,301

Total	3,222,371

[1]	As at September 30, 2020, letters of credit in the amount of $9.7 million were outstanding against the $1.5 billion unsecured committed revolving credit facility.

As at September 30, 2020, cash and cash equivalents and investments represented $1,732.1 million.

Cash equivalents include term deposits, all with maturities of 90 days or less. Short-term investments include money market securities, with initial maturities ranging from 91 days to one year. Long-term investments include corporate and government bonds with maturities ranging from one to five years, with a credit rating of A- or higher.

As at September 30, 2020, the aggregate amount of the capital resources available to the Company was $3,222.4 million. The long-term debt agreements contain covenants, which require us to maintain certain financial ratios. As at September 30, 2020, CGI was in compliance with these covenants.

Total debt increased by $1,255.9 million to $3,587.1 million as at September 30, 2020 compared to $2,331.2 million as at September 30, 2019. The variance was mainly due to the additional $1,764.7 million (US$1,250.0 million) received through the 2020 Term Loan, partially offset by the change in the unsecured committed revolving credit facility of $334.4 million, by a foreign exchange translation impact of $77.1 million and by scheduled repayments of the Senior unsecured notes in the amount of $65.9 million.

As at September 30, 2020, CGI was showing a positive working capital2 of $1,280.2 million. The Company also had $1,490.3 million available under its unsecured committed revolving credit facility and is generating a significant level of cash, which CGI’s management currently considers will allow the Company to fund its operations while maintaining adequate levels of liquidity.

The tax implications and impact related to the repatriation of cash will not materially affect the Company’s liquidity.

[2]	Working capital is defined as total current assets minus total current liabilities.

4.3. CONTRACTUAL OBLIGATIONS

We are committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements. For the year ended September 30, 2020, the Company increased its commitments by $1,319.5 million mainly due to the increase of long-term debt.

Commitment type	Total	Less than 1	1 - 3 years	3 - 5 years	More than 5
		year			years
In thousands of CAD

Long-term debt	3,582,216	310,726	2,137,273	1,134,210	7

Estimated interest on long-term debt	189,723	84,472	84,659	20,592

Lease liabilities	876,370	178,720	280,259	202,565	214,826

Estimated interest on lease liabilities	126,123	28,897	45,705	27,306	24,215

Long-term service agreements and other	235,781	124,776	110,790	215

Total	5,010,213	727,591	2,658,686	1,384,888	239,048

4.4. FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

We use various financial instruments to help us manage our exposure to fluctuations of foreign currency exchange rates and interest rates. Please refer to note 3 and 32 of our audited consolidated financial statements for additional information on our financial instruments and hedging transactions.

FISCAL 2020 RESULTS — 33

MANAGEMENT’S DISCUSSION AND ANALYSIS

4.5. SELECTED MEASURES OF CAPITAL RESOURCES AND LIQUIDITY

As at September 30,	2020	2019
In thousands of CAD except for percentages

Reconciliation between net debt and long-term debt including the current portion:

Net debt	2,777,928	2,117,229

Add back:

Cash and cash equivalents	1,707,985	213,831

Short-term investments	1,473	9,889

Long-term investments	22,612	24,596

Fair value of foreign currency derivative financial instruments related to debt	(46,533)	(34,338)

Long-term debt (including the current portion) and lease liabilities[1]	4,463,465	2,331,207

Net debt to capitalization ratio	23.6%	22.9%

Return on equity	16.0%	18.5%

Return on invested capital	12.1%	15.1%

Days sales outstanding	47	50

[1]	As at September 30, 2020, long-term debt including the current portion was $3,587.1 million and lease liabilities were $876.4 million.

We use the net debt to capitalization ratio as an indication of our financial leverage in order to realize our Build and Buy strategy (please refer to section 1.2 of the present document for additional information on our Build and Buy strategy). The net debt to capitalization ratio increased to 23.6% in Fiscal 2020. When excluding the impact of the adoption of IFRS 16, the net debt to capitalization ratio would have been 17.6% in Fiscal 2020 down from 22.9% in Fiscal 2019, mostly due to higher capitalization mainly as a result of the 2020 Term Loan and a higher cash generation.

ROE is a measure of the return we are generating for our shareholders. ROE decreased to 16.0% in Fiscal 2020 from 18.5% in Fiscal 2019. When excluding the impact of IFRS 16, our ROE would have been 15.9% in Fiscal 2020. The decrease was mainly due to lower net earnings over the last four quarters.

ROIC is a measure of the Company’s efficiency in allocating the capital under our control to profitable investments. The return on invested capital ratio decreased to 12.1% in Fiscal 2020 from 15.1% in Fiscal 2019. When excluding the impact of IFRS 16, the ROIC ratio would have been 12.7%. The decrease in ROIC was mainly the result of lower net earnings excluding net finance costs after-tax over the last four quarters.

DSO decreased to 47 days at the end of Fiscal 2020 when compared to 50 days in Fiscal 2019. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress; for that reason, the timing of payments received from managed IT and business process services clients in advance of the work to be performed and the timing of payments related to project milestones can affect the DSO. The Company maintains a target DSO of 45 days.

4.6. GUARANTEES

In the normal course of operations, we may enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures and guarantees on government and commercial contracts.

In connection with sales of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches in our contractual obligations, representations and warranties, intellectual property right infringement and litigation against counterparties, among others. While some of the agreements specify a maximum potential exposure, others do not specify a maximum amount or limited period. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its audited consolidated financial statements.

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once we are awarded the bid. We would also be liable for the performance bonds in the event of a default in the performance of our obligations. As at September 30, 2020, we had committed a total of $32.1 million for these bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

4.7. CAPABILITY TO DELIVER RESULTS

Despite the impact of COVID-19, as outlined in section 2.6 of the present document, CGI’s management believes that the Company has sufficient capital resources to support ongoing business operations and execute the Build and Buy growth strategy. Our principal and most accretive uses of cash are: to invest in our business (procuring new large managed IT and business process services contracts and developing business and IP solutions); to pursue accretive acquisitions; and to purchase for cancellation Class A Shares and pay down debt. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in Fiscal 2021.

To successfully implement the Company’s strategy, CGI relies on a strong leadership team, supported by highly knowledgeable members with relevant relationships and significant experience in both IT and our targeted industries. CGI fosters leadership development through the CGI Leadership Institute ensuring continuity and knowledge transfer across the organization. For key positions, a detailed succession plan is established and revised frequently.

As a Company built on human capital, our professionals and their knowledge are critical to delivering quality service to our clients. Our human resources program allows us to attract and retain the best talent as it provides competitive compensation and benefits, a favourable working environment, training programs and career development opportunities. Employee satisfaction is monitored annually through a Company-wide survey. Also, a majority of our professionals are owners of CGI through our Share Purchase Plan which, along with the Profit Participation Plan, allow them to share Company successes, further aligning stakeholders interests.

In addition to capital resources and talent, CGI has established the Management Foundation encompassing governance policies, organizational model and sophisticated management frameworks for its business units and corporate processes. This robust governance model provides a common business language for managing all operations consistently across the globe, driving a focus on continuous improvement. CGI’s operations maintain appropriate certifications in accordance with service requirements such as the ISO and the Capability Maturity Model Integration (CMMI) certification programs.

FISCAL 2020 RESULTS — 35

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.	Fourth Quarter Result (Unaudited)

5.1. BOOKINGS AND BOOK-TO-BILL RATIO

Bookings for the quarter ended September 30, 2020 were $3.5 billion representing a book-to-bill ratio of 118.8%. The breakdown of the new bookings signed during the quarter is as follows:

Contract Type			Service Type			Segment			Vertical Market

A.	Extensions, renewals and add-ons	78%	A.	Managed IT and Business Process Services	57%	A.	U.S. Federal	26%	A.	Government	42%

B.	New business	22%				B.	U.S. Commercial and State Government	14%	B.	Financial Services	26%

			B.	System integration and consulting	43%	C.	U.K. and Australia	14%	C.	MRD	16%

						D.	Canada	13%	D.	Health	8%

						E.	Western and Southern Europe	11%	E.	Communication & Utilities	8%

						F.	Central and Eastern Europe	9%

						G.	Scandinavia	7%

						H.	Finland, Poland and Baltics	6%

The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the three months ended September 30, 2020	Bookings for the year ended September 30, 2020	Book-to-bill ratio for the year ended September 30, 2020

Total CGI	3,474,148	11,847,704	97.4%

Western and Southern Europe	391,598	1,860,234	97.2%

U.S. Commercial and State Government	495,585	2,027,383	106.3%

Canada	458,330	1,443,508	78.9%

U.S. Federal	879,881	1,747,090	100.7%

U.K. and Australia	491,920	1,308,393	83.4%

Central and Eastern Europe	321,158	1,341,408	107.5%

Scandinavia	224,027	1,290,579	111.5%

Finland, Poland and Baltics	211,649	829,109	103.1%

5.2. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.

Closing foreign exchange rates

As at September 30,	2020	2019	Change

U.S. dollar	1.3325	1.3246	0.6%

Euro	1.5622	1.4446	8.1%

Indian rupee	0.0181	0.0188	(3.7%	)

British pound	1.7216	1.6302	5.6%

Swedish krona	0.1487	0.1347	10.4%

Average foreign exchange rates

For the three months ended September 30,	2020	2019	Change

U.S. dollar	1.3327	1.3205	0.9%

Euro	1.5579	1.4689	6.1%

Indian rupee	0.0179	0.0188	(4.8%	)

British pound	1.7215	1.6285	5.7%

Swedish krona	0.1503	0.1378	9.1%

FISCAL 2020 RESULTS — 37

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.3. REVENUE DISTRIBUTION

The following charts provide additional information regarding our revenue mix for the quarter ended September 30, 2020:

Service Type			Client Geography			Vertical Market
A.	Managed IT and Business Process Services	56%	A.	U.S.	31%	A.	Government	35%
B.	System integration and consulting	44%	B.	Canada	15%	B.	MRD	22%
			C.	U.K.	13%	C.	Financial services	22%
			D.	France	13%	D.	Communications & utilities	14%
			E.	Germany	6%	E.	Health	7%
			E.	Sweden	6%
			G.	Finland	6%
			H.	Rest of the world	10%

5.3.1. Client Concentration

IFRS guidance on segment disclosures defines a single customer as a group of entities that are known to the reporting entity to be under common control. As a consequence, our work for the U.S. federal government including its various agencies represented 14.5% of our revenue for Q4 2020 as compared to 13.7% for Q4 2019.

5.4. REVENUE BY SEGMENT

The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between the Q4 2020 and Q4 2019 periods. The Q4 2019 revenue by segment was recorded reflecting the actual average foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with the prior year’s average foreign exchange rates.

					Change
For the three months ended September 30,	2020		2019	$	%
In thousands of CAD except for percentages

Total CGI revenue	2,925,560		2,959,230	(33,670)	(1.1%	)

Variation prior to foreign currency impact	(4.5%	)

Foreign currency impact	3.4%

Variation over previous period	(1.1%	)

Western and Southern Europe

Revenue prior to foreign currency impact	407,659		475,297	(67,638)	(14.2%	)

Foreign currency impact	25,405

Western and Southern Europe revenue	433,064		475,297	(42,233)	(8.9%	)

U.S. Commercial and State Government

Revenue prior to foreign currency impact	456,549		447,527	9,022	2.0%

Foreign currency impact	4,822

U.S. Commercial and State Government revenue	461,371		447,527	13,844	3.1%

Canada

Revenue prior to foreign currency impact	396,243		430,572	(34,329)	(8.0%	)

Foreign currency impact	512

Canada revenue	396,755		430,572	(33,817)	(7.9%	)

U.S. Federal

Revenue prior to foreign currency impact	427,140		416,713	10,427	2.5%

Foreign currency impact	4,236

U.S. Federal revenue	431,376		416,713	14,663	3.5%

U.K. and Australia

Revenue prior to foreign currency impact	328,405		337,964	(9,559)	(2.8%	)

Foreign currency impact	19,068

U.K. and Australia revenue	347,473		337,964	9,509	2.8%

Central and Eastern Europe

Revenue prior to foreign currency impact	289,263		293,196	(3,933)	(1.3%	)

Foreign currency impact	17,577

Central and Eastern Europe revenue	306,840		293,196	13,644	4.7%

Scandinavia

Revenue prior to foreign currency impact	218,593		260,367	(41,774)	(16.0%	)

Foreign currency impact	15,597

Scandinavia revenue	234,190		260,367	(26,177)	(10.1%	)

Finland, Poland and Baltics

Revenue prior to foreign currency impact	167,945		176,327	(8,382)	(4.8%	)

Foreign currency impact	10,467

Finland, Poland & Baltics revenue	178,412		176,327	2,085	1.2%

FISCAL 2020 RESULTS — 39

MANAGEMENT’S DISCUSSION AND ANALYSIS

				Change
For the three months ended September 30,	2020	2019	$	%
In thousands of CAD except for percentages

Asia Pacific

Revenue prior to foreign currency impact	177,440	156,388	21,052	13.5%

Foreign currency impact	(5,855)

Asia Pacific revenue	171,585	156,388	15,197	9.7%

Eliminations	(35,506)	(35,121)	(385)	1.1%

We ended the fourth quarter of Fiscal 2020 with revenue of $2,925.6 million, a decrease of $33.7 million, or 1.1% when compared to the same period of Fiscal 2019. On a constant currency basis, revenue decreased by $132.9 million or 4.5%. Foreign currency rate fluctuations favourably impacted our revenue by $99.2 million or 3.4%. The change in revenue was mainly due to the slowdown of activities, primarily in the MRD, financial services and communications & utilities vertical markets, mostly as a result of COVID-19. This was partly offset by recent business acquisitions.

5.4.1. Western and Southern Europe

Revenue in our Western and Southern Europe segment was $433.1 million in Q4 2020, a decrease of $42.2 million or 8.9% over the same period last year. On a constant currency basis, revenue decreased by $67.6 million or 14.2%. The change in revenue was due to the slowdown of activities mainly within the financial services and MRD vertical markets, primarily as a result of COVID-19. This was partially offset by the Meti acquisition.

On a client geographic basis, the top two Western and Southern Europe vertical markets were MRD and financial services, generating combined revenues of approximately $266 million for the three months ended September 30, 2020.

5.4.2. U.S. Commercial and State Government

Revenue from our U.S. Commercial and State Government segment was $461.4 million in Q4 2020, an increase of $13.8 million or 3.1% compared to the same period last year. On a constant currency basis, revenue increased by $9.0 million or 2.0%. The increase was mainly driven by growth within the financial services vertical market, including higher IP sales and service revenue. This was partly offset by an adjustment due to a reevaluation of cost to complete on a project and lower work volume within the communications & utilities vertical market.

On a client geographic basis, the top two U.S. Commercial and State Government vertical markets were financial services and government, generating combined revenues of approximately $279 million for the three months ended September 30, 2020.

5.4.3. Canada

Revenue in our Canada segment was $396.8 million in Q4 2020, a decrease of $33.8 million or 7.9% over the same period last year. On a constant currency basis, revenue decreased by $34.3 million or 8.0%. The change was mainly due to the impact of COVID-19, lower work volumes and license sales, all within the financial services vertical market, and a higher proportion of client projects transferred to our global delivery centers of excellence in Asia-Pacific.

On a client geographic basis, the top two Canada vertical markets were financial services and communications & utilities, generating combined revenues of approximately $281 million for the three months ended September 30, 2020.

5.4.4. U.S. Federal

Revenue in our U.S. Federal segment was $431.4 million in Q4 2020, an increase of $14.7 million or 3.5% over the same period last year. On a constant currency basis, revenue increased by $10.4 million or 2.5%. The increase was driven by IP solutions, application support and cybersecurity services as well as recent business acquisitions. This was partly offset by lower transaction volumes related to our IP business process services, mainly due to the impact of the COVID-19 and certain adjustments on client contracts.

For the three months ended September 30, 2020, 84% of revenues within the U.S. Federal segment were federal civilian based.

5.4.5. U.K. and Australia

Revenue in our U.K. and Australia segment was $347.5 million in Q4 2020, an increase of $9.5 million or 2.8% over the same period last year. On a constant currency basis, revenue decreased by $9.6 million or 2.8%. The change was mainly due to the non-renewal of certain infrastructure contracts and the successful completion of the build phase of a large project within the communications and utilities vertical market. This was partly offset by the SCISYS acquisition.

On a client geographic basis, the top two U.K. and Australia vertical markets were government and communications & utilities, generating combined revenues of approximately $285 million for the three months ended September 30, 2020.

5.4.6. Central and Eastern Europe

Revenue in our Central and Eastern Europe segment was $306.8 million in Q4 2020, an increase of $13.6 million or 4.7% over the same period last year. On a constant currency basis, revenue decreased by $3.9 million or 1.3%. The change in revenue was mainly due to the impact of COVID-19, mainly within the MRD vertical market, and a higher proportion of client projects transferred to our global delivery centers of excellence in Asia-Pacific. This was partially offset by the SCISYS acquisition.

On a client geographic basis, the top two Central and Eastern Europe vertical markets were MRD and government, generating combined revenues of approximately $202 million for the three months ended September 30, 2020.

5.4.7. Scandinavia

Revenue in our Scandinavia segment was $234.2 million, a decrease of $26.2 million or 10.1% over the same period last year. On a constant currency basis, revenue decreased by $41.8 million or 16.0%. The decrease was mainly the result of a slowdown of activities primarely within the MRD vertical market related to the impact of COVID-19, as well as the non-renewal of infrastructure contracts.

On a client geographic basis, the top two Scandinavia vertical markets were MRD and government, generating combined revenues of approximately $180 million for the three months ended September 30, 2020.

5.4.8. Finland, Poland and Baltics

Revenue in our Finland, Poland and Baltics segment was $178.4 million, an increase of $2.1 million or 1.2% over the same period last year. On a constant currency basis, revenue decreased by $8.4 million or 4.8% mainly due to lower work volumes in the government vertical market, projects completed in the financial services vertical market and the impact of COVID-19. On a client geographic basis, the top two Finland, Poland and Baltics vertical markets were government and financial services, generating combined revenues of approximately $109 million for the three months ended September 30, 2020.

5.4.9. Asia Pacific

Revenue in our Asia Pacific segment was $171.6 million, an increase of $15.2 million or 9.7% over the same period last year. On a constant currency basis, revenue increased by $21.1 million or 13.5%. The increase was mainly driven by the continued demand for our offshore delivery centers, predominantly within the financial services and communications & utilities vertical markets.

FISCAL 2020 RESULTS – 41

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.5. ADJUSTED EBIT BY SEGMENT

			Change

For the three months ended September 30,	2020	2019	$	%

In thousands of CAD except for percentages

Western and Southern Europe	59,742	74,832	(15,090)	(20.2%	)

As a percentage of segment revenue	13.8%	15.7%

U.S. Commercial and State Government	66,474	68,161	(1,687)	(2.5%	)

As a percentage of segment revenue	14.4%	15.2%

Canada	85,602	98,107	(12,505)	(12.7%	)

As a percentage of segment revenue	21.6%	22.8%

U.S. Federal	58,073	59,490	(1,417)	(2.4%	)

As a percentage of segment revenue	13.5%	14.3%

U.K. and Australia	55,749	44,230	11,519	26.0%

As a percentage of segment revenue	16.0%	13.1%

Central and Eastern Europe	38,223	30,494	7,729	25.3%

As a percentage of segment revenue	12.5%	10.4%

Scandinavia	7,805	11,835	(4,030)	(34.1%	)

As a percentage of segment revenue	3.3%	4.5%

Finland, Poland and Baltics	32,931	32,072	859	2.7%

As a percentage of segment revenue	18.5%	18.2%

Asia Pacific	52,964	38,236	14,728	38.5%

As a percentage of segment revenue	30.9%	24.4%

Adjusted EBIT	457,563	457,457	106	—%

Adjusted EBIT margin	15.6%	15.5%

Adjusted EBIT for the quarter was $457.6 million a decrease of $0.1 million from Q4 2019. The adjusted EBIT margin increased to 15.6% from 15.5% for the same period last year, mainly due to lower discretionary expenses due to COVID-19, synergies achieved through the optimization and modernization of our infrastructure business, savings generated from the Restructuring plan and the $8.5 million impact of adoption of IFRS 16. This was partly offset by adjustments on client contracts.

5.5.1. Western and Southern Europe

Adjusted EBIT in the Western and Southern Europe segment was $59.7 million in Q4 2020, a decrease of $15.1 million when compared to Q4 2019. Adjusted EBIT margin decreased to 13.8% from 15.7% in Q4 2019, primarily due to the slowdown of activities identified in the revenue section. This was partially offset by lower performance based compensation.

5.5.2. U.S. Commercial and State Government

Adjusted EBIT in the U.S. Commercial and State Government segment was $66.5 million in Q4 2020, a decrease of $1.7 million when compared to Q4 2019. Adjusted EBIT margin decreased to 14.4% from 15.2% in Q4 2019. The change in adjusted EBIT margin was mainly due to an adjustment due to a reevaluation of cost to complete on a project and a litigation provision. This was in part offset by the impact of higher IP sales and solution revenue and lower discretionary expenses and fringe benefits due to COVID-19.

5.5.3. Canada

Adjusted EBIT in the Canada segment was $85.6 million in Q4 2020, a decrease of $12.5 million when compared to Q4 2019. Adjusted EBIT margin decreased to 21.6% from 22.8% in Q4 2019. The change in adjusted EBIT margin was mainly due to the impact of lower IP license sales and service revenue within the financial services vertical market and the reevaluations of costs to complete on projects. This was partly offset by synergies achieved through the optimization and modernization of our infrastructure business and the impact of the adoption of IFRS 16.

5.5.4. U.S. Federal

Adjusted EBIT in the U.S. Federal segment was $58.1 million in Q4 2020, a decrease of $1.4 million when compared to Q4 2019. Adjusted EBIT margin decreased to 13.5% from 14.3% in Q4 2019. The change in adjusted EBIT margin was primarily due to lower profitability and adjustments on isolated client contracts in the defense sector and lower business process services volumes, mostly related to COVID-19.

5.5.5. U.K. and Australia

Adjusted EBIT in the U.K. and Australia segment was $55.7 million in Q4 2020, an increase of $11.5 million when compared to Q4 2019. Adjusted EBIT margin increased to 16.0% from 13.1% in Q4 2019. The increase in adjusted EBIT margin was mainly due to the favourable impact of a renegotiation on a client contract, lower discretionary expenses due to COVID-19 and the impact of the adoption of IFRS 16.

5.5.6. Central and Eastern Europe

Adjusted EBIT in the Central and Eastern Europe segment was $38.2 million in Q4 2020, an increase of $7.7 million when compared to Q4 2019. Adjusted EBIT margin increased to 12.5% from 10.4% in Q4 2019 due to the benefits of synergies achieved through the integration of the prior year’s business acquisitions and lower performance based compensation. This was in part offset by the slowdown of activities in the MRD vertical market, mostly related to COVID-19.

5.5.7. Scandinavia

Adjusted EBIT in the Scandinavia segment was $7.8 million in Q4 2020, a decrease of $4.0 million when compared to Q4 2019. Adjusted EBIT margin decreased to 3.3% from 4.5% in Q4 2019. The change in adjusted EBIT margin was mainly driven by a slowdown of activities, mostly related to COVID-19, in part offset by the savings generated from the Restructuring Plan (see section 3.7.2. of the present document).

5.5.8. Finland, Poland and Baltics

Adjusted EBIT in our Finland, Poland and Baltics segment was $32.9 million, an increase of $0.9 million, when compared to the same period last year. Adjusted EBIT margin increased to 18.5% from 18.2% mainly due to lower discretionary expenses and the temporary payroll tax relief, both due to COVID-19. This was mainly offset by the impact of lower work volumes in part due to COVID-19 and the prior year adjustments in performance based compensation accruals.

5.5.9. Asia Pacific

Adjusted EBIT in the Asia Pacific segment was $53.0 million in Q4 2020, an increase of $14.7 million when compared to Q4 2019, while the adjusted EBIT margin increased to 30.9% from 24.4% Q4 2019. The increase in adjusted EBIT margin was mostly due to automation and other productivity improvements, predominantly within the financial services and communications & utilities vertical markets, cost reduction in transportation and facilities due to the COVID-19 shutdown, the impact of the adoption of IFRS 16 and the favourable impact of our currency forward contracts.

FISCAL 2020 RESULTS – 43

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.6. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

			Change

For the three months ended September 30,	2020	2019	$	%
In thousands of CAD except for percentage and shares data

Adjusted EBIT	457,563	457,457	106	0.0%

Minus the following items:

Acquisition-related and integration costs	5,302	27,291	(21,989)	(80.6%	)

Restructuring costs	84,255	—	84,255	—

Net finance costs	30,424	17,824	12,600	70.7%

Earnings before income taxes	337,582	412,342	(74,760)	(18.1%	)

Income tax expense	85,668	88,253	(2,585)	(2.9%	)

Effective tax rate	25.4%	21.4%

Net earnings	251,914	324,089	(72,175)	(22.3%	)

Margin	8.6%	11.0%

Weighted average number of shares

Class A subordinate voting shares and Class B multiple voting shares (basic)	258,210,169	268,135,727		(3.7%	)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	261,790,231	273,090,564		(4.1%	)

Earnings per share (in dollars)

Basic EPS	0.98	1.21	(0.23)	(19.0%	)

Diluted EPS	0.96	1.19	(0.23)	(19.3%	)

For Q4 2020, the income tax expense was $85.7 million compared to $88.3 million for the same period last year, while our effective tax rate increased to 25.4% from 21.4%. During the quarter ended September 30, 2019, the Company settled with the German tax authorities and booked $115.5 million of additional corporate tax losses and recorded a $18.5 million income tax recovery. When excluding that tax adjustment and tax effects from acquisition-related and integration costs and restructuring costs, the effective tax rate would have been 25.5% in Q4 2020, compared to 25.1% in Q4 2019. The increase in the effective tax rate was mainly attributable to less non-taxable R&D tax credits in the U.S. partly offset by a different geographical profitability mix mainly within our France and U.K. operations.

During the quarter, the Company did not purchase any Class A subordinate voting Shares for cancellation while 359,588 stock options were exercised.

5.6.1. Net Earnings and Earnings per Share Excluding Specific Items

Below is a table showing the year-over-year comparison excluding specific items, namely acquisition-related and integration costs as well as restructuring costs :

				Change

For the three months ended September 30,	2020	2019		$	%

In thousands of CAD except for percentage and shares data

Earnings before income taxes	337,582	412,342		(74,760)	(18.1%	)

Add back:

Acquisition-related and integration costs	5,302	27,291		(21,989)	(80.6%	)

Restructuring costs	84,255	—		84,255	—

Earnings before income taxes excluding specific items	427,139	439,633		(12,494)	(2.8%	)

Income tax expense	85,668	88,253		(2,585)	(2.9%	)

Effective tax rate	25.4%	21.4%

Add back:

Tax deduction on acquisition-related and integration costs	1,210	3,467		(2,257)	(65.1%	)

Impact on effective tax rate	—	(0.5%	)

Tax deduction on restructuring costs	21,871	—		21,871	—

Impact on effective tax rate	0.1%	—

Tax adjustment	—	18,451

Impact on effective tax rate	—	4.2%

Income tax expense excluding specific items	108,749	110,171		(1,422)	(1.3%	)

Effective tax rate excluding specific items	25.5%	25.1%

Net earnings excluding specific items	318,390	329,462		(11,072)	(3.4%	)

Net earnings excluding specific items margin	10.9%	11.1%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	258,210,169	268,135,727			(3.7%	)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	261,790,231	273,090,564			(4.1%	)

Earnings per share excluding specific items (in dollars)

Basic EPS	1.23	1.23		—	—

Diluted EPS	1.22	1.21		0.01	0.8%

FISCAL 2020 RESULTS – 45

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.7. CONSOLIDATED STATEMENTS OF CASH FLOWS

As at September 30, 2020, cash and cash equivalents were $1,708.0 million. The following table provides a summary of the generation and use of cash and cash equivalents for the quarters ended September 30, 2020 and 2019.

For the three months ended September 30,	2020	2019	Change
In thousands of CAD

Cash provided by operating activities	492,000	405,214	86,786

Cash used in investing activities	(67,996)	(94,730)	26,734

Cash used in financing activities	(90,724)	(307,835)	217,111

Effect of foreign exchange rate changes on cash and cash equivalents	9,426	(13,969)	23,395

Net increase (decrease) in cash and cash equivalents	342,706	(11,320)	354,026

5.7.1. Cash Provided by Operating Activities

For Q4 2020, cash provided by operating activities was $492.0 million compared to $405.2 million in Q4 2019, or 16.8% of revenue compared to 13.7% last year.

The following table provides a summary of the generation and use of cash from operating activities.

For the three months ended September 30,	2020	2019	Change
In thousands of CAD

Net earnings	251,914	324,089	(72,175)

Amortization, depreciation and impairment	152,459	97,155	55,304

Other adjustments [1]	22,957	6,971	15,986

Cash flow from operating activities before net change in non-cash working capital items	427,330	428,215	(885)

Net change in non-cash working capital items:

Accounts receivable, work in progress and deferred revenue	151,583	74,308	77,275

Accounts payable and accrued liabilities, accrued compensation, provisions and long-term liabilities	(14,054)	(63,567)	49,513

Other [2]	(72,859)	(33,742)	(39,117)

Net change in non-cash working capital items	64,670	(23,001)	87,671

Cash provided by operating activities	492,000	405,214	86,786

[1]	Other adjustments are comprised of deferred income taxes, foreign exchange (gain) loss, loss on sale of business and share-based payment costs.
[2]	Comprised of prepaid expenses and other assets, long-term financial assets, retirement benefits obligations, derivative financial instruments and income taxes.

For the three months ended September 30, 2020, the increase in our cash provided by operating activities was mostly due to the timing of collection of receivables and the impact of $36.4 million coming from the change in presentation of the payment of leases resulting from the adoption of IFRS 16. This was partially offset by repayments of government deferral programs and the timing of income tax payments.

The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

5.7.2. Cash Used in Investing Activities

For Q4 2020, $68.0 million was used in investing activities while $94.7 million was used in the prior year.

The following table provides a summary of the generation and use of cash from investing activities:

For the three months ended September 30,	2020	2019	Change
In thousands of CAD

Business acquisitions	7,083	(14,876)	21,959

Purchase of property, plant and equipment	(31,513)	(41,592)	10,079

Additions to contract costs	(19,166)	(12,679)	(6,487)

Additions to intangible assets	(29,410)	(26,421)	(2,989)

Net change in short-term investments and purchase of long-term investments	5,010	838	4,172

Cash used in investing activities	(67,996)	(94,730)	26,734

The decrease of $26.7 million in cash used in investing activities during the three months ended September 30, 2020 was mainly due to the decrease in cash used for business acquisitions, as well as a decrease of investments in computer equipment. This was partially offset by an increase in cash used in contract costs.

5.7.3. Cash Used in Financing Activities

For the three months ended September 30,	2020	2019	Change
In thousands of CAD

Net change in unsecured committed revolving credit facility	1	(95,119)	95,120

Payment of lease liabilities	(39,820)	—	(39,820)

Net change in long-term debt	(57,613)	(123,446)	65,833

	(97,432)	(218,565)	121,133

Repayment of debt assumed in a business acquisition	(38)	(767)	729

Settlement of derivative financial instruments	(3,903)	1,380	(5,283)

Purchase and cancellation of Class A subordinate voting shares held in trusts	—	(106,143)	106,143

Issuance of Class A subordinate voting shares	10,649	16,260	(5,611)

Cash used in financing activities	(90,724)	(307,835)	217,111

During Q4 2020, we used $57.6 million to reduce our outstanding long-term debt mainly driven by scheduled repayments on Senior unsecured notes in the amount of $65.9 million, and we paid $39.8 million of lease liabilities, of which $36.4 million were related to the adoption of IFRS 16. During Q4 2019, we used $123.4 million to reduce our outstanding long-term debt mainly driven by scheduled repayments on Senior unsecured notes in the amount of $119.2 million and we repaid $95.1 million on the Company’s unsecured committed revolving credit facility.

During Q4 2020, we did not purchase Class A Shares for cancellation under the NCIB, while for the same period last year, we used $106.1 million to purchase Class A Shares for cancellation under the NCIB.

In Q4 2020, we received $10.6 million in proceeds from the exercise of stock options, compared to $16.3 million during the same period last year.

FISCAL 2020 RESULTS – 47

MANAGEMENT’S DISCUSSION AND ANALYSIS

6. Eight Quarter Summary (Unaudited)

As at and for the three months ended,	Sep. 30, 2020	Jun. 30, 2020		Mar. 31, 2020	Dec. 31, 2019	Sep. 30, 2019	Jun. 30, 2019	Mar. 31, 2019	Dec. 31, 2018
In millions of CAD unless otherwise noted

Growth

Revenue	2,925.6	3,052.7		3,131.1	3,054.7	2,959.2	3,119.8	3,068.3	2,963.9

Year-over-year revenue growth	(1.1%)	(2.2%	)	2.0%	3.1%	5.7%	6.1%	4.0%	5.2%

Constant currency year-over-year revenue growth	(4.5%)	(3.5%	)	3.0%	4.8%	7.7%	6.6%	4.7%	4.5%

Backlog	22,673	22,295		22,994	22,292	22,611	22,418	22,947	23,338

Bookings	3,474	2,841		2,783	2,749	3,409	2,951	3,255	3,031

Book-to-bill ratio	118.8%	93.1%		88.9%	90.0%	115.2%	94.6%	106.1%	102.3%

Book-to-bill ratio trailing twelve months	97.4%	96.6%		97.0%	101.3%	104.4%	106.9%	112.9%	116.3%

Profitability[1]

Adjusted EBIT[2]	457.6	448.0		483.2	474.1	457.5	474.2	454.1	439.2

Adjusted EBIT margin	15.6%	14.7%		15.4%	15.5%	15.5%	15.2%	14.8%	14.8%

Net earnings	251.9	260.9		314.8	290.2	324.1	309.4	318.3	311.5

Net earnings margin	8.6%	8.5%		10.1%	9.5%	11.0%	9.9%	10.4%	10.5%

Diluted EPS (in dollars)	0.96	1.00		1.18	1.06	1.19	1.12	1.14	1.11

Net earnings excluding specific items[2]	318.4	308.4		338.4	334.9	329.5	337.2	324.5	314.7

Net earnings margin excluding specific items	10.9%	10.1%		10.8%	11.0%	11.1%	10.8%	10.6%	10.6%

Diluted EPS excluding specific items (in dollars)[2]	1.22	1.18		1.26	1.23	1.21	1.22	1.17	1.12

Liquidity[1]

Cash provided by operating activities	492.0	584.8		396.5	465.3	405.2	375.2	462.0	391.5

As a % of revenue	16.8%	19.2%		12.7%	15.2%	13.7%	12.0%	15.1%	13.2%

Days sales outstanding	47	48		51	49	50	52	49	54

Capital structure[1]

Net debt	2,777.9	3,243.5		3,792.3	2,810.6	2,117.2	2,336.1	1,597.3	1,738.7

Net debt to capitalization ratio	23.6%	28.0%		34.8%	27.7%	22.9%	25.2%	17.4%	19.1%

Return on equity	16.0%	17.3%		18.0%	18.0%	18.5%	18.1%	17.7%	17.3%

Return on invested capital	12.1%	13.0%		13.9%	14.4%	15.1%	15.0%	14.9%	14.5%

Balance sheet[1]

Cash and cash equivalents, and short-term investments	1,709.5	1,371.1		314.0	223.2	223.7	225.2	544.0	406.1

Total assets	15,550.4	15,343.3		14,597.2	13,863.6	12,621.7	12,813.9	12,709.4	12,872.5

Long-term financial liabilities[3]	4,030.6	4,363.5		3,889.1	2,766.3	2,236.0	2,421.3	2,007.3	2,070.9

[1]	As of the periods ending December 31, 2019, figures include the impact of the adoption of IFRS 16, while previous quarters are not restated as indicated in section 7.

[2]

Please refer to sections 3.7. and 3.8.3. of each quarter’s respective MD&A for the reconciliation of non-GAAP financial measures for the quarterly periods of 2019. For Fiscal 2019, please refer to sections 5.6. and 5.6.1. of each fiscal year’s MD&A.

[3]	Long-term financial liabilities include the long-term portion of the debt, long-term lease liabilities and the long-term derivative financial instruments.

There are factors causing quarterly variances which may not be reflective of the Company’s future performance. There is seasonality in system integration and consulting work, and the quarterly performance of these operations is impacted by occurrences such as vacations and the number of statutory holidays in any given quarter. Managed IT and business process services contracts are affected to a lesser extent by seasonality. Also, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Further, the savings that we generate for a client on a given managed IT and business process services contract may temporarily reduce our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.

Cash flow from operating activities could vary significantly from quarter to quarter depending on the timing of monthly payments received from large clients, cash requirements associated with large acquisitions, managed IT and business process services contracts and projects, the timing of the reimbursements for various tax credits as well as profit sharing payments to members and the timing of restructuring cost payments.

Foreign exchange fluctuations can also contribute to quarterly variances as our percentage of operations in foreign countries evolves. The effect from these variances is primarily on our revenue and to a much lesser extent, on our margin as we benefit, as much as possible, from natural hedges.

FISCAL 2020 RESULTS – 49

MANAGEMENT’S DISCUSSION AND ANALYSIS

7. Changes in Accounting Policies

The audited consolidated financial statements for the year ended September 30, 2020 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.

ADOPTION OF ACCOUNTING STANDARDS

The following standards have been adopted by the Company on October 1, 2019:

IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16, Leases, to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease agreement. The standard supersedes IAS 17, Leases, and other leases related interpretations, eliminates the lessee’s classification of leases as either operating leases or finance leases and introduces a single lessee accounting model. Lessees recognize a right-of-use asset representing its control of, and right to use, the underlying asset and a lease liability representing its obligation to make future lease payments. The Company adopted IFRS 16 using the modified retrospective method, with no restatement of comparative figures. The Company applied the new standard to contracts that were classified as leases under IAS 17 at the date of initial application. The right-of-use assets were recognized as if IFRS 16 had been applied since the commencement date for real estate leases. For all other leases, the right-of-use assets were measured at an amount equal to the lease liability adjusted by the prepaid amount and the accrued lease payment related to the lease in the balance sheet as at September 30, 2019.

The Company made use of the following practical expedients available on transition date: the definition of a lease, the use of hindsight in determining the lease term, the exclusion of initial direct costs from the measurement of the right-of-use asset at the transition date, the usage of a single incremental borrowing rate for a portfolio of leases with reasonably similar characteristics and adjusting the right-of-use assets for any onerous lease provisions as an alternative to an impairment review.

The adoption of IFRS 16 resulted in a material increase to the Company’s assets and liabilities through the recognition of right-of-use assets and lease liabilities. Please refer to note 3 of our audited consolidated financial statements for additional information.

Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest rate benchmark reform

In September 2019, the IASB has amended some of its requirements to address the uncertainty arising from the planned phasing out of interest-rate benchmarks such as interbank offered rates (IBORs). The amendments provide temporary relief from applying specific hedge accounting requirements affected by the interest rate benchmark reform. The amendments impact IFRS 9 Financial instruments, IAS 39 Financial instruments: Recognition and measurement and IFRS 7 Financial instruments: Disclosures. The amendments come into effect for annual periods beginning on or after January 1, 2020 but early adoption is permitted. The Company elected to early adopt the Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest rate benchmark reform as at October 1, 2019 and applied retrospectively the reform to hedging relationship that existed on the application date and to the amount accumulated in the cash flow hedge reserve at that date.

The Company has a debt expiring in December 2023 with a principal amount of US$500.0 million bearing interest based on the 1 month USD LIBOR rate. The debt has a carrying value of $666.3 million as at September 30, 2020. The Company has entered into cross-currency interest rate swaps with aggregate notional amounts of US$500.0 million maturing on the same date as the debt (the hedging instruments) on which it receives interest based on the same 1 month USD LIBOR rate. The cross-currency interest rate swaps were designated as cash flow hedge for the debt.

During the year ended September 30, 2020, the Company entered into the 2020 Term Loan for a total principal amount of US $1,250.0 million, please refer to note 32 of our audited consolidated financial statements for additional information. The 2020 Term Loan expires in March 2022, bears interest based on the 1 month USD LIBOR rate and has a carrying value of $1,665.6 million as at September 30, 2020.

For its hedges relationship, the Company assumes that the LIBOR interest rates used for the settlements on the debts and the swaps will continue to be available beyond the planned phase out date at the end of December 2021.

FUTURE ACCOUNTING STANDARD CHANGE

The following standards have been issued but are not yet effective as of September 30, 2020.

LIBOR reform with amendments to IFRS 9, IAS 29, IFRS 7 and IFRS 16

In August 2020, the IASB issued Interest Rate Benchmark Reform-Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures and IFRS 16 Leases. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The standard will be effective on October 1, 2021 for the Company. The Company is currently evaluating the impact of this standard on its financial statements.

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8.	Critical Accounting Estimates

The Company’s significant accounting policies are described in note 3 of the audited consolidated financial statements year ended September 30, 2020. Certain of these accounting policies, listed below, require management to make accounting estimates and judgements that affect the reported amounts of assets, liabilities and equity and the accompanying disclosures at the date of the audited consolidated financial statements as well as the reported amounts of revenue and expenses during the reporting period. These accounting estimates are considered critical because they require management to make subjective and/or complex judgements that are inherently uncertain and because they could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

The uncertainties around the COVID-19 pandemic required the use of judgements and estimates which resulted in no material impact, outside of restructuring costs, for the period ended September 30, 2020. The continued impact of COVID-19 could generate, in future reporting periods, a significant risk of material adjustments to the following items listed below.

Areas impacted by estimates	Consolidated balance sheets		Consolidated statements of earnings
		Revenue	Cost of services, selling and administrative	Amortization and depreciation	Net finance Costs	Income taxes

Revenue recognition[1]	✓	✓	✓

Goodwill impairment	✓			✓

Right-of-use assets	✓			✓	✓

Business combinations	✓	✓	✓			✓

Income taxes	✓					✓

Litigation and claims	✓	✓	✓

[1]	Affects the balance sheet through accounts receivable, work in progress and deferred revenue.

Revenue recognition

Relative selling price

If an arrangement involves the provision of multiple performance obligations, the total arrangement value is allocated to each performance obligations based on its relative stand-alone selling price. At least on a yearly basis, the Company reviews its best estimate of the stand-alone selling price which is established by using a reasonable range of prices for the various services and solutions offered by the Company based on local market information available. Information used in determining the range is mainly based on recent contracts signed and the economic environment. A change in the range could have a material impact on the allocation of total arrangement value, and therefore on the amount and timing of revenue recognition.

System integration and consulting services under fixed-fee arrangements

Revenue from systems integration and consulting services under fixed-fee arrangements is recognized using the percentage-of-completion method over time, as the Company has no alternative use for the asset created and has an enforceable right to payment for performance completed to date. The Company primarily uses labour costs or labour hours to measure the progress towards completion. Project managers monitor and reevaluate project forecasts on a monthly basis. Forecasts are reviewed to consider factors such as: changes to the scope of the contracts, delays in reaching milestones and new complexities in the project delivery. Forecasts can also be affected by market risks such as the availability and retention of qualified IT professionals and/or the ability of the subcontractors to perform their obligation within agreed upon budget and timeframes. To the extent that actual labour hours or labour costs could vary from estimates, adjustments to revenue following the review of the costs to complete on projects are reflected in the period in which the facts that give rise to the revision occur. Whenever the total costs are forecasted to be higher than the total revenue, a provision for an onerous revenue-generating contract is recorded.

Goodwill impairment

The carrying value of goodwill is tested for impairment annually or if events or changes in circumstances indicate that the carrying value may be impaired. In order to determine if a goodwill impairment test is required, management reviews different factors on a quarterly basis such as changes in technological or market environment, changes in assumptions used to derive the weighted average cost of capital and actual financial performance compared to planned performance.

The recoverable amount of each segment has been determined based on its value in use calculation, which includes estimates about their future financial performance based on cash flows approved by management. However, factors such as our ability to continue developing and expanding services offered to address emerging business demands and technology trends, a lengthened sales cycle and our ability to hire and retain qualified IT professionals affect future cash flows, and actual results might differ from future cash flows used in the goodwill impairment test. Key assumptions used in goodwill impairment testing are presented in note 12 of the audited consolidated financial statements for the fiscal year ended September 30, 2020. Historically, the Company has not recorded an impairment charge on goodwill.

Right-of-use assets

Estimates of the lease term

The Company estimates the lease term in order to calculate the value of the lease liability at the initial date of the lease. Management uses judgement to determine the appropriate lease term based on the conditions of each lease. To determine the term, the Company considers all factors that create economic incentives to exercise an extension or a termination option. The extension or termination options are only included in the lease term if it is reasonably certain of being exercised. Management considers all facts that create incentive to exercise an extension option or not to take a termination option including leasehold improvements, significant modification of the underlying asset or a business decision.

Discount Rate for leases

The discount rate is used to determine the initial carrying amount of the lease liabilities and the right-of-use assets. The Company estimates the incremental borrowing rate for each lease or portfolio of leased assets, as most of the implicit interest rates in the leases are not readily determinable. To calculate the incremental borrowing rate, the Company considers its credit worthiness, the term of the arrangement, any collateral received and the economic environment. The incremental borrowing rates are subject to change mainly due to changes in the economic environment.

A change in the assumptions used to determine the lease term could result in a significant impact on the right-of-use assets and the lease liabilities presented in the consolidated balance sheet as well as in the depreciation of the right-of-use assets and interest expense on lease liabilities.

Business combinations

Management makes assumptions when determining the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed which involve estimates, such as the forecasting of future cash flows, discount rates, and the useful lives of the assets acquired.

Additionally, management’s judgement is required in determining whether an intangible asset is identifiable and should be recorded separately from goodwill.

Changes in the above assumptions, estimates and judgements could affect our acquisition-date fair values and therefore could have material impacts on our audited consolidated financial statements. These changes are recorded as part of the purchase price allocation and therefore result in corresponding goodwill adjustments if they occurred during the measurement period, which does not exceed one year. All other subsequent changes are recorded in our consolidated statement of earnings.

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Income taxes

Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available for their utilization. The Company considers the analysis of forecast and future tax planning strategies. Estimates of taxable profit are made based on the forecast by jurisdiction which are aligned with goodwill impairment testing assumptions, on an undiscounted basis. In addition, management considers factors such as substantively enacted tax rates, the history of the taxable profits and availability of tax strategies. Due to the uncertainty and the variability of the factors mentioned above, deferred tax assets are subject to change. Management reviews its assumptions on a quarterly basis and adjusts the deferred tax assets when appropriate.

The Company is subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes as the determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations and requires estimates and assumptions considering the existing facts and circumstances. The Company provides for potential tax liabilities based on the most likely amount of the possible outcomes. Estimates are reviewed each reporting period and updated, based on new information available, and could result in changes to the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

Litigation and claims

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome. Management reviews assumptions and facts surrounding outstanding litigation and claims on a quarterly basis, involves external counsel when necessary and adjusts the provision accordingly. The Company has to be compliant with applicable law in many jurisdictions which increases the complexity of determining the adequate provision following a litigation review. Since the outcome of such litigation and claims is not predictable with assurance, those provisions are subject to change. Adjustments to litigation and claims provisions are reflected in the period when the facts that give rise to an adjustment occur.

9.	Integrity of Disclosure

The Board of Directors has the responsibility under its charter and under the securities laws that govern CGI’s continuous disclosure obligations to oversee CGI’s compliance with its continuous and timely disclosure obligations, as well as the integrity of the Company’s internal controls and management information systems. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee.

The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of National Instrument 52-110 adopted by the Canadian Securities Administrators as well as those of the New York Stock Exchange (NYSE) and the U.S. Securities and Exchange Commission. The role and responsibilities of the Audit and Risk Management Committee include: (i) reviewing public disclosure documents containing audited or unaudited financial information concerning CGI; (ii) identifying and examining material financial and operating risks to which the Company is exposed, reviewing the various policies and practices of the Company that are intended to manage those risks, and reporting on a regular basis to the Board of Directors concerning risk management; (iii) reviewing and assessing the effectiveness of CGI’s accounting policies and practices concerning financial reporting; (iv) reviewing and monitoring CGI’s internal control procedures, programs and policies and assessing their adequacy and effectiveness; (v) reviewing the adequacy of CGI’s internal audit resources including the mandate and objectives of the internal auditor; (vi) recommending to the Board of Directors the appointment of the external auditor, assessing the external auditor’s independence, reviewing the terms of their engagement, conducting an annual auditor’s performance assessment, and pursuing ongoing discussions with them; (vii) reviewing related party transactions in accordance with the rules of the NYSE and other applicable laws and regulations; (viii) reviewing the audit procedures including the proposed scope of the external auditor’s examinations; and (ix) performing such other functions as are usually attributed to audit committees or as directed by the Board of Directors. In making its recommendation to the Board of Directors in relation to the annual appointment of the external auditor, the Audit and Risk Management Committee conducts an annual assessment of the external auditor’s performance following the recommendations of the Chartered Professional Accountants of Canada. The formal assessment is concluded in advance of the Annual General Meeting of Shareholders and is conducted with the assistance of key CGI personnel.

The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared, and that information required to be disclosed by the Company in its annual fillings, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. As at September 30, 2020, management evaluated, under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures as defined under National Instrument 52-109 adopted by the Canadian Securities Administrators and in Rule 13 (a)-15(e) under the U.S. Securities Exchange Act of 1934, as amended. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at September 30, 2020.

The Company has also established and maintains internal control over financial reporting, as defined under National Instrument 52-109 and in Rule 13(a)-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer, and effected by management and other key CGI personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Management evaluated, under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, the effectiveness of the Company’s internal control over financial reporting as at September 30, 2020, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management, under the supervision of and

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with the participation of the Chief Executive Officer as well as the Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as at September 30, 2020.

10.	Risk Environment

10.1. RISKS AND UNCERTAINTIES

While we are confident about our long-term prospects, a number of risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth. The following risks and uncertainties should be considered when evaluating our potential as an investment.

10.1.1. External Risks

Economic and political risk

Economic and political conditions in the markets in which we operate have a bearing upon the results of our operations, directly and through their effect on the level of business activity of our clients. We can neither predict the impact that current economic and political conditions will have on our future revenue, nor predict changes in economic conditions or future political uncertainty. The level of activity of our clients and potential clients may be affected by an economic downturn or political uncertainty. Clients may cancel, reduce or defer existing contracts and delay entering into new engagements and may decide to undertake fewer IT systems projects resulting in limited implementation of new technology and smaller engagements. Since there may be fewer engagements, competition may increase and pricing for services may decline as competitors may decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Economic downturns and political uncertainty makes it more difficult to meet business objectives and may divert management’s attention and time from operating and growing our business. Our business, results of operations and financial condition could be negatively affected as a result of these factors.

Other external risks

Additional external risks that could adversely impact the markets in which we operate, our industry and our business include terrorism, armed conflict, labour or social unrest, criminal activity, regional and international hostilities and international responses to these hostilities, and disease, illness or health emergencies that affect local, national or international economies. Additionally, the potential impacts of climate change are unpredictable and natural disasters, sea-level rise, floods, droughts or other weather-related events present additional external risks. Climate change risks can arise from physical risks (risks related to the physical effects of climate change) and transition risks (risks related to regulatory, legal, technological and market changes from a transition to a low-carbon economy) which may affect us or affect the financial viability of our clients leading to a reduction of demand and loss of business from such clients. Each of these risks could negatively impact our business, results of operation and financial condition.

Pandemic risks

A pandemic, including the COVID-19 pandemic, can create significant volatility and uncertainty and economic disruption. A pandemic poses the risk that our members, clients, contractors and business partners may be prevented from conducting business activities for an indefinite period, including the transmission of the disease or due to emergency measures or restrictions that may be requested or mandated by governmental authorities. The COVID-19 pandemic has resulted in governments worldwide enacting emergency measures to combat the spread of the virus, including the implementation of travel bans, self-imposed quarantine periods and social distancing. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These emergency measures and restrictions, and future measures and restrictions taken in response to the COVID-19 pandemic or other pandemics, have and may cause, material disruptions to businesses globally and are likely to have an adverse impact on global economic conditions and consumer confidence and spending, which could materially adversely affect our business. A pandemic, including the COVID-19 pandemic, may affect the financial viability of our clients, and could cause them to exit certain business lines, or change the terms on which they are willing to purchase services and solutions. Clients may also slow down decision-making, delay planned work, seek to terminate existing agreements, not renew existing agreements or be unable to pay us in accordance

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with the terms of existing agreements. As a result of increased remote working arrangements due to a pandemic, the exposure to, and reliance on, networked systems and the internet can increase. This can lead to increased risk and frequency of cybersecurity incidents. Cybersecurity incidents can result from unintentional events or deliberate attacks by insiders or third parties, including cybercriminals, competitors, nation-states, and hacktivists. Any of these events could cause or contribute to risk and uncertainty and could adversely affect our business, results of operations and financial condition.

As a result of the COVID-19 pandemic, global equity and capital markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 pandemic are unknown at this time, as is the efficacy of the government and central bank interventions. The extent to which the COVID-19 pandemic impacts our future business, including our operations and the market for our securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the COVID-19 pandemic. It is not possible to reliably estimate the length and severity of these developments or the negative impact on our financial results, share price and financial condition in future periods. Many of the risks, uncertainties and other risk factors identified are, and will be, amplified by the COVID-19 pandemic.

10.1.2. Risks Related to our Industry

The competition for contracts

CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing and sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.

We derive significant revenue from contracts awarded through competitive bidding processes, which limit the Company’s ability to negotiate certain contractual terms and conditions. Risks related to competitive bidding processes also involve substantial cost and managerial time and effort spent by the Company to prepare bids and proposals for contracts that may or may not be awarded to the Company, as well as expenses and delays that may arise if the Company’s competitors protest or challenge awards made to the Company pursuant to competitive bidding processes.

The availability and retention of qualified IT professionals

There is strong demand for qualified individuals in the IT industry. Hiring and retaining a sufficient amount of individuals with the desired knowledge and skill set may be difficult. Therefore, it is important that we remain able to successfully attract and retain highly qualified professionals and establish an effective succession plan. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training, expertise and suitable government security clearances required to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. If our succession plan fails to identify those with potential or to develop these key individuals, we may be unable to replace key members who retire or leave the Company and may be required to recruit and/or train new employees. This might result in lost revenue or increased costs, thereby putting pressure on our net earnings.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends

The rapid pace of change in all aspects of IT and the continually declining costs of acquiring and maintaining IT infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services and solutions. The markets in which we operate are extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner nor that we will be able to penetrate new markets successfully. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, net earnings and resulting cash flow from operations.

Infringing on the intellectual property rights of others

Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client (see guarantees risk). Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Protecting our intellectual property rights

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Although CGI takes reasonable steps (e.g. available copyright protection and, in some cases, patent protection) to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

Benchmarking provisions within certain contracts

Some of our managed IT and business process services contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in a peer comparison group. The uniqueness of the client environment should be factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services. There can be no assurance that benchmarks will produce accurate or reliable data, including pricing data. This may result in pressure on our revenue, net earnings and resulting cash flow from operations.

10.1.3. Risks Related to our Business

Risks associated with our growth strategy

CGI’s Build and Buy strategy is founded on four pillars of growth: first, organic growth through smaller contract wins, renewals and extensions in the areas of managed IT and business process services and system integration; second, the pursuit of new large long-term managed IT and business process services contracts; third, acquisitions of smaller firms or niche players; and fourth, large transformational acquisitions.

Our ability to achieve organic growth is affected by a number of factors outside of our control, including a lengthening of our sales cycle for major managed IT and business process services contracts.

Our ability to grow through niche and transformational acquisitions requires that we identify suitable acquisition targets that we correctly evaluate their potential as transactions that will meet our financial and operational objectives, and that we successfully integrate them into our business. There can, however, be no assurance that we will be able to identify suitable

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acquisition targets and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected.

If we are unable to implement our Build and Buy strategy, we will likely be unable to maintain our historic or expected growth rates.

The variability of financial results

Our ability to maintain and increase our revenue is affected not only by our success in implementing our Build and Buy strategy, but also by a number of other factors, which could cause the Company’s financial results to fluctuate. These factors include: (i) our ability to introduce and deliver new services and business solutions; (ii) our potential exposure to a lengthened sales cycle; (iii) the cyclicality of the purchases of our technology services and solutions; (iv) the nature of our client’s business (for example, if a client encounters financial difficulty (including as a result of external risks such as climate change or a pandemic), it may be forced to cancel, reduce or defer existing contracts with us); and (v) the structure of our agreements with clients (for example, some of CGI’s agreements with clients contain clauses allowing the clients to benchmark the pricing of services provided by CGI against the prices offered by other providers). These, and other factors, make it difficult to predict financial results for any given period.

Business mix variations

The proportion of revenue that we generate from shorter-term system integration and consulting projects (SI&C), versus revenue from long-term managed IT and business process services contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations, as the revenue from SI&C projects does not provide long-term consistency in revenue.

The financial and operational risks inherent in worldwide operations

We manage operations in numerous countries around the world including offshore delivery centers. The scope of our operations (including our offshore delivery centers) subjects us to issues that can negatively impact our operations, including: currency fluctuations (see foreign exchange risk); the burden of complying with a wide variety of national and local laws (see regulatory risk); the differences in and uncertainties arising from local business culture and practices; and political, social and economic instability. Any or all of these risks could impact our global business operations and cause our profitability to decline.

Organizational challenges associated with our size

Our culture, standards, core values, internal controls and our policies need to be instilled across newly acquired businesses as well as maintained within our existing operations. To effectively communicate and manage these standards throughout a large global organization is both challenging and time consuming. Newly acquired businesses may be resistant to change and may remain attached to past methods, standards and practices which may compromise our business agility in pursuing opportunities. Cultural differences in various countries may also present barriers to introducing new ideas or aligning our vision and strategy with the rest of the organization. If we cannot overcome these obstacles in maintaining a strategic bond throughout the Company worldwide, we may not be able to achieve our growth and profitability objectives.

Taxes and tax credit programs

In estimating our income tax payable, management uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that our tax benefits or tax liability will not materially differ from our estimates or expectations. The tax legislation, regulation and interpretation that apply to our operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which we operate. Moreover, our tax returns are continually subject to review by applicable tax authorities and we are subject to ongoing audits, investigations and tax proceedings in various jurisdictions. These tax authorities determine the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that we may ultimately recognize. Tax authorities have disagreed and may in the future disagree with our income tax positions and are taking increasingly aggressive positions in respect of income tax positions, including with respect to intercompany transactions.

Our effective tax rate in the future could be adversely affected by challenges to intercompany transactions, changes in the value of deferred tax assets and liabilities, changes in tax law or in their interpretation or enforcement, changes in the mix of earnings in countries with differing statutory tax rates, the expiration of tax benefits and changes in accounting principles. Tax rates in the jurisdictions in which we operate may change as a result of shifting economic conditions and tax policies.

A number of countries in which the Company does business have implemented, or are considering implementing, changes in relevant tax, accounting and other laws, regulations and interpretations and the overall tax environment has made it increasingly challenging for multinational corporations to operate with certainty about taxation in many jurisdictions.

Any of the above factors could have a material adverse effect on our net income or cash flow by affecting our operations and profitability, our effective tax rate, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses.

Benefits obtained from government sponsored programs

We benefit from government sponsored programs designed to support research and development, labour and economic growth in jurisdictions where we operate. Government programs reflect government policy and depend on various political and economic factors. There can be no assurance that such government programs will continue to be available to the Company in the future, or will not be reduced, amended or eliminated. Any future government program reductions or eliminations or other amendments to the tax credit programs could increase operating or capital expenditures incurred by the Company and have a material adverse effect on its net earnings or cash flow.

Credit risk with respect to accounts receivable and work in progress

In order to sustain our cash flow from operations, we must invoice and collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected from clients, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients and to collect the amounts owed to the Company for our services correctly in a timely manner, our collections could suffer, which could materially adversely affect our revenue, net earnings and cash flow. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions

Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ IT needs are served by another service provider or are provided by the successor company’s own personnel. Growth in a client’s IT needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.

Early termination risk

If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog of orders. In addition, a number of our managed IT and business process services contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of these agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Cost estimation risks

In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term managed IT and business process services contracts, which can be based on a client’s bid specification, sometimes in advance of the final determination of the full scope and design of the contract. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated efforts to be incurred over the duration of the respective contract. These estimates reflect our best judgement regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (CPMF), a framework that contains high standards of contract management to be applied throughout the Company. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfill our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have a material adverse effect on our expected net earnings.

Risks related to teaming agreements and subcontracts

We derive revenue from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to continue to do so in the foreseeable future. Where we act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting suitable participants in our teaming agreements. Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, if we fail to maintain our relationship with these providers or if our relationship with these providers is otherwise impaired, our business, prospects, financial condition and operating results could be materially adversely affected.

Our partners’ ability to deliver on their commitments

Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfill our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which could have an unfavourable impact on our profitability.

Guarantees risk

In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and managed IT and business process services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Risk related to human resources utilization rates

In order to maintain our net earnings, it is important that we maintain the appropriate availability of professional resources in each of our geographies by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring programs appropriately. To the extent that we fail to do so, or to the extent that laws and regulations restrict our ability to do so, our utilization rates may be reduced; thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.

Client concentration risk

We derive a significant portion of our revenue from the services we provide to various U.S. federal government departments and agencies. We expect that this will continue for the foreseeable future. There can be, however, no assurance that each such U.S. federal government department and agency will continue to utilize our services to the same extent, or at all in the future. In the event that a major U.S. federal government department or agency were to limit, reduce, or eliminate the business it awards to us, we might be unable to recover the lost revenue with work from other U.S. federal government departments or agencies or other clients, and our business, prospects, financial condition and operating results could be materially and adversely affected. Although IFRS considers a national government and its departments and agencies as a single client, our client base in the U.S. government economic sector is in fact diversified with contracts from many different departments and agencies.

Government business risk

Changes in government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are: the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment of our invoices by government; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Regulatory risk

Our global operations require us to be compliant with laws and regulations in many jurisdictions on matters such as: anti-corruption, trade restrictions, immigration, taxation, securities, antitrust, data privacy, labour relations, and the environment, amongst others. Complying with these diverse requirements worldwide is a challenge and consumes significant resources. The laws and regulations frequently change and some may impose conflicting requirements which may expose us to penalties for non-compliance and harm our reputation. Furthermore, in some jurisdictions, we may face the absence of effective laws and regulations to protect our intellectual property rights and there may be restrictions on the movement of cash and other assets, on the import and export of certain technologies, and on the repatriation of earnings. Any or all of these risks could impact our global business operations and cause our profitability to decline.

Our business with the U.S. federal government departments and agencies also requires that we comply with complex laws and regulations relating to government contracts. These laws and regulations relate to the integrity of the procurement process, impose disclosure requirements, and address national security concerns, among other matters. For instance, we are routinely subject to audits by U.S. government departments and agencies with respect to compliance with these rules. If we fail to comply with these requirements we may incur penalties and sanctions, including contract termination, suspension of payments, suspension or debarment from doing business with the federal government, and fines.

Legal claims made against our work

We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could materially adversely affect our business, operating results and financial condition, and may negatively affect our professional reputation. While we typically use reasonable efforts to include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop, we may not

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always be able to include such provisions and, where we are successful, such provisions may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Data protection and infrastructure risks

Our business often requires that our clients’ applications and information, which may include their proprietary information and personal information they manage, be processed and stored on our networks and systems, and in data centers that we manage. We also process and store proprietary information relating to our business, and personal information relating to our members. The Company is subject to numerous laws and regulations designed to protect information, such as the European Union’s General Data Protection Regulation (GDPR), various laws and regulations in Canada, the U.S. and other countries in which the Company operates governing the protection of health or other personally identifiable information and data privacy. These laws and regulations are increasing in number and complexity and are being adopted and amended with greater frequency, which results in greater compliance risk and cost. The potential financial penalties for non-compliance with these laws and regulations have significantly increased with the adoption of the GDPR. The Company’s Chief Data Protection Officer oversees the Company’s compliance with the laws that protect the privacy of personal information. The Company faces risks inherent in protecting the security of such personal data which have grown in complexity, magnitude and frequency in recent years. Digital information and equipment are subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result of those risks, or upon an equipment or system malfunction. The causes of such failures include human error in the course of normal operations (including from advertent or inadvertent actions or inactions by our members), maintenance and upgrading activities, as well as hacking, vandalism (including denial of service attacks and computer viruses), theft, and unauthorized access, as well as power outages or surges, floods, fires, natural disasters and many other causes. The measures that we take to protect against all information infrastructure risks, including both physical and logical controls on access to premises and information may prove in some circumstances to be inadequate to prevent the improper disclosure, loss, theft, misappropriation of, unauthorized access to, or destruction of client information, or service interruptions. Such events may expose the Company to financial loss arising from the costs of remediation and those arising from litigation from our clients and third parties (including under the laws that protect the privacy of personal information), claims and damages, as well as expose the Company to government sanctions and damage to our brand and reputation.

Security and cybersecurity risks

In the current environment, the volume, velocity and creativity of security threats and cyber attacks continue to grow, this includes criminal hackers, hacktivists, state sponsored organizations, industrial espionage, employee misconduct, and human or technological error. As a worldwide IT and business consulting firm providing services to both the private and public sectors, we process and store increasingly large amounts of data for our clients, including proprietary information and personal information. Consequently, our business could be negatively impacted by physical and cyber threats, which could affect our future sales and financial position or increase our costs and expenses.

An unauthorized disclosure of sensitive or confidential client or member information, including cyber-attacks or other security breaches, could cause a loss of data, give rise to remediation or other expenses, expose us to liability under federal and state laws, and subject us to litigation and investigations, which could have an adverse effect on our business, cash flows, financial condition and results of operations. These security risks to the Company include potential attacks not only of our own solutions, services and systems, but also those of our clients, contractors, business partners, vendors and other third parties. Any local issue in a Business Unit could have a global impact on the entire Company , thus visibility and timely escalation on potential issues are key.

The Company’s Chief Security Officer is responsible for overseeing the security of the Company. We seek to detect and investigate all security incidents and to prevent their occurrence or recurrence, by: (i) developing and regularly reviewing policies and standards related to information security, data privacy, physical security and business continuity; (ii) monitoring the Company’s performance against these policies and standards; (iii) developing strategies intended to seek to mitigate the Company’s risks, including through security trainings for all employees to increase awareness of potential cyber threats; (iv) implementing security measures to ensure an appropriate level of control based on the nature of the information and the inherent risks attached thereto, including through access management, security monitoring and testing to mitigate and help detect and respond to attempts to gain unauthorized access to information systems and networks; and (v) working with the industry and governments against cyber threats. However, because of the evolving nature and sophistication of these security threats, there can be no assurance that our safeguards will detect or prevent the occurrence of material cyber breaches, intrusions or attacks.

We are regularly the target of attempted cyber and other security threats and must continuously monitor and develop our information technology networks and infrastructure to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have a security impact. If security protection does not evolve at the same pace as threats, a growing gap on our level of protection will be created. Technology evolution and global trends like digital transformation, cloud and mobile computing amongst others are disrupting the security operating model, thus security should evolve to address new relevant security requirements and build new capabilities to address the changes. Increasing detection and automated response capabilities are key to improve visibility and contain any negative potential impact. Automating security processes and integrating with IT, business and security solutions could address shortage of technical security staff and avoid introducing human intervention and errors.

Insider or employee cyber and security threats are increasingly a concern for all large companies, including ours. CGI is continuously working to install new, and upgrade its existing, information technology systems and provide member awareness training around phishing, malware, and other cyber risks to ensure that the Company is protected, to the greatest extent possible, against cyber risks and security breaches. While CGI selects third-party vendors carefully, it does not control their actions. Any problems caused by these third parties, including those resulting from breakdowns or other disruptions in communication services provided by a vendor, failure of a vendor to handle current or higher volumes, cyber-attacks and security breaches at a vendor could adversely affect the our ability to deliver solutions and services to our customers and otherwise conduct business. Furthermore, while our liability insurance policy covers cyber risks, there is no assurance that such insurance coverage will be sufficient in type or amount to cover the costs, damages, liabilities or losses that could result from security breaches, cyber-attacks and other related breaches. As the cyber threat landscape evolves, the Company may find it necessary to make further significant investments to protect data and infrastructure. Occurrence of any of the aforementioned security threats could expose the Company, our clients or other third parties to potential liability, litigation, and regulatory action, as well as the loss of client confidence, loss of existing or potential clients, loss of sensitive government contracts, damage to brand and reputation, and other financial loss.

Risk of harm to our reputation

CGI’s reputation as a capable and trustworthy service provider and long-term business partner is key to our ability to compete effectively in the market for IT services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and net earnings.

Risks associated with the integration of new operations

The successful integration of new operations arising from our acquisition strategy or from large managed IT and business process services contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing uniform standards, controls, procedures and policies across new operations when harmonizing their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.

Internal controls risks

Due to the inherent limitations of internal controls including the circumvention or overriding of controls, or fraud, there can only be reasonable assurance that the Company’s internal controls will detect and prevent a misstatement. If the Company is

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MANAGEMENT’S DISCUSSION AND ANALYSIS

unable to design, implement, monitor and maintain effective internal controls throughout its different business environments, the efficiency of our operations might suffer, resulting in a decline in revenue and profitability, and the accuracy of our financial reporting could be impaired.

Liquidity and funding risks

The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as through business acquisitions. In the event we would need to raise additional funds through equity or debt financing to fund any currently unidentified or unplanned future acquisitions and other growth opportunities, there can be no assurance that such financing will be available in amounts and on terms acceptable to us. Our ability to raise the required funding depends on the capacity of the capital markets to meet our equity and/or debt financing needs in a timely fashion and on the basis of interest rates and/or share prices that are reasonable in the context of our commercial objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our additional liquidity requirements are all factors that may have a material adverse effect on any acquisitions or growth activities that we may, in the future, identify or plan. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.

Foreign exchange risk

The majority of our revenue and costs are denominated in currencies other than the Canadian dollar. Foreign exchange fluctuations impact the results of our operations as they are reported in Canadian dollars. This risk is partially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency and through the use of derivatives in our global hedging strategy. However, as we continue our global expansion, natural hedges may begin to diminish and the use of hedging contracts exposes us to the risk that financial institutions could fail to perform their obligations under our hedging instruments. Furthermore, there can be no assurance that our hedging strategy and arrangements will offset the impact of fluctuations in currency exchange rates, which could materially adversely affect our business revenues, results of operations, financial condition or prospects. Other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments.

Our functional and reporting currency is the Canadian dollar. As such, our U.S., European and Asian investments, operations and assets are exposed to net change in currency exchange rates. Volatility in exchange rates could have an adverse effect on our business, financial condition and results of operations.

10.2. LEGAL PROCEEDINGS

The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse effect on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

Transfer Agent

Computershare Investor Services Inc.

(800) 564-6253

Investor Relations

Maher Yaghi

Vice-President, Investor Relations

Telephone: (514) 415-3651

maher.yaghi@cgi.com

1350 René-Lévesque Boulevard West

25th Floor

Montréal, Quebec

H3G 1T4

Canada

Management’s and Auditors’ Reports

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of CGI Inc. (the Company) is responsible for the preparation and integrity of the consolidated financial statements and the Management’s Discussion and Analysis (MD&A). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and necessarily include some amounts that are based on management’s best estimates and judgement. Financial and operating data elsewhere in the MD&A are consistent with that contained in the accompanying consolidated financial statements.

To fulfill its responsibility, management has developed, and continues to maintain, systems of internal controls reinforced by the Company’s standards of conduct and ethics, as set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The Company’s internal control over financial reporting and consolidated financial statements are subject to audit by an Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP, whose report follows. PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm appointed by our shareholders upon the recommendation of the Audit and Risk Management Committee of the Board of Directors, has performed an independent audit of the consolidated balance sheets as at September 30, 2020 and 2019 and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended September 30, 2020 and 2019 and the effectiveness of our internal control over financial reporting as at September 30, 2020.

Members of the Audit and Risk Management Committee of the Board of Directors, all of whom are independent of the Company, meet regularly with PricewaterhouseCoopers LLP and with management to discuss internal controls in the financial reporting process, auditing matters and financial reporting issues and formulate the appropriate recommendations to the Board of Directors. PricewaterhouseCoopers LLP has full and unrestricted access to the Audit and Risk Management Committee. The consolidated financial statements and MD&A have been reviewed and approved by the Board of Directors.

George D. Schindler	François Boulanger
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
November 10, 2020

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CONSOLIDATED FINANCIAL STATEMENTS

Management’s and Auditors’ Reports

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed, under the supervision of and with the participation of the President and Chief Executive Officer as well as the Executive Vice-President and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The Company’s internal control over financial reporting includes policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and,

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

All internal control systems have inherent limitations; therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, under the supervision of and with the participation of the President and Chief Executive Officer as well as the Executive Vice-President and Chief Financial Officer, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined the Company’s internal control over financial reporting as at September 30, 2020 was effective.

The effectiveness of the Company’s internal control over financial reporting as of September 30, 2020 has been audited by PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm, as stated in their report which appears herein.

George D. Schindler	François Boulanger
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
November 10, 2020

Management’s and Auditors’ Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CGI Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of CGI Inc. and its subsidiaries (together, the Company) as of September 30, 2020 and 2019, and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the ‘‘consolidated financial statements’’). We also have audited the Company’s internal control over financial reporting as of September 30, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2020 and 2019, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for leases on October 1, 2019.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

Management’s and Auditors’ Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

Definition and Limitations of Internal Control over Financial Reporting (continued)

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit and Risk Management Committee of the Board of Directors and that (i) relates to accounts or disclosures that are material to the consolidated financial statements; and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition - Estimates of total expected labour costs or total expected labour hours for systems integration and consulting services under fixed-fee arrangements

As described in Notes 3 and 29 to the consolidated financial statements, the Company recognizes revenue for systems integration and consulting services under fixed-fee arrangements using the percentage-of-completion method over time. For the year ended on September 30, 2020, revenue from systems integration and consulting services under fixed-fee arrangements makes up a portion of the revenue from systems integration and consulting services. The selection of the measure of progress towards completion requires management judgment and is based on the nature of the services to be provided. As disclosed by management, the Company relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or total expected hours. Management has disclosed that there are many factors that can affect the estimates of total expected labour costs or total expected labour hours, including, but not limited to, changes to the scope of the contracts, delays in reaching milestones and new complexities in the project delivery.

The principal considerations for our determination that performing procedures relating to Revenue Recognition - Estimates of total expected labour costs or total expected labour hours for systems integration and consulting services under fixed-fee arrangements is a critical audit matter are (i) there was significant judgment by management when developing the estimates of total expected labour costs or total expected labour hours; and (ii) there were significant auditor judgment and effort in performing procedures to evaluate the estimates of total expected labour costs or total expected labour hours, including the assessment of management’s judgment about the Company’s ability to properly assess the factors that can affect the significant assumptions related to the estimates of total expected labour costs or total expected labour hours to complete.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the determination of estimates of total expected labour costs or total expected labour hours. The procedures also included, among others, evaluating and testing management’s process, on a sample basis, for determining the estimates of total expected labour costs or total expected labour hours which included evaluating the reasonableness of significant assumptions, including the total expected labour costs or total expected labour hours to complete, used by management by (i) testing total labour costs or total labour hours incurred to supporting evidence; (ii) performing a comparison of the sum of total labour costs or labour hours incurred and the total expected labour costs or total expected labour hours to complete to the originally estimated costs or hours; and; (iii) evaluating the process of the timely identification of factors that can affect the total expected labour costs or total expected hours, including but not limited to, changes to the scope of the contracts, delays in reaching milestones and new complexities in the project delivery.

/s/ PricewaterhouseCoopers LLP1

Montréal, Québec, Canada

November 10, 2020

We have served as the Company’s auditor since 2019.

1. FCPA auditor, FCA, public accountancy permit No. A115888

Consolidated Statements of Earnings

For the years ended September 30

(in thousands of Canadian dollars, except per share data)

	Notes	2020	2019
		$	$

Revenue	29	12,164,115	12,111,236

Operating expenses

Costs of services, selling and administrative	23	10,302,068	10,284,007

Acquisition-related and integration costs	27c	76,794	77,417

Restructuring costs	25	155,411	—

Net finance costs	26	114,474	70,630

Foreign exchange (gain) loss		(899)	2,234

		10,647,848	10,434,288

Earnings before income taxes		1,516,267	1,676,948

Income tax expense	16	398,405	413,741

Net earnings		1,117,862	1,263,207

Earnings per share

Basic earnings per share	21	4.27	4.63

Diluted earnings per share	21	4.20	4.55

See Notes to the Consolidated Financial Statements.

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Comprehensive Income

For the years ended September 30

(in thousands of Canadian dollars)

	2020	2019
	$	$

Net earnings	1,117,862	1,263,207

Items that will be reclassified subsequently to net earnings (net of income taxes):

Net unrealized gains (losses) on translating financial statements of foreign operations	406,445	(162,657)

Net gains on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations	8,914	53,024

Deferred gains (costs) of hedging on cross-currency swaps	18,144	(4,091)

Net unrealized (losses) gains on cash flow hedges	(30,091)	50,943

Net unrealized gains on financial assets at fair value through other comprehensive income	2,854	4,102

Items that will not be reclassified subsequently to net earnings (net of income taxes):

Net remeasurement (losses) gains on defined benefit plans	(37,250)	33,777

Other comprehensive income (loss)	369,016	(24,902)

Comprehensive income	1,486,878	1,238,305

See Notes to the Consolidated Financial Statements.

Consolidated Balance Sheets

As at September 30

(in thousands of Canadian dollars)

	Notes	2020	2019
		$	$

Assets

Current assets

Cash and cash equivalents	28e and 32	1,707,985	213,831

Accounts receivable	4 and 32	1,219,302	1,357,090

Work in progress		1,075,252	1,096,031

Current financial assets	32	18,500	39,931

Prepaid expenses and other current assets		160,406	172,182

Income taxes		29,363	10,206

Total current assets before funds held for clients		4,210,808	2,889,271

Funds held for clients	5	725,178	368,112

Total current assets		4,935,986	3,257,383

Property, plant and equipment	6	372,946	397,661

Right-of-use assets	3 and 7	666,865	—

Contract costs	8	239,376	222,965

Intangible assets	9	521,462	517,982

Other long-term assets	10	163,739	180,480

Long-term financial assets	11	156,569	176,899

Deferred tax assets	16	113,484	100,539

Goodwill	12	8,379,931	7,767,837

		15,550,358	12,621,746

Liabilities

Current liabilities

Accounts payable and accrued liabilities		1,025,963	1,108,895

Accrued compensation		672,775	642,897

Current derivative financial instruments	32	8,328	4,902

Deferred revenue		426,393	397,370

Income taxes		136,928	176,243

Provisions	13	175,632	73,509

Current portion of long-term debt	14	310,764	113,511

Current portion of lease liabilities	3	178,720	—

Total current liabilities before clients’ funds obligations		2,935,503	2,517,327

Clients’ funds obligations		720,322	366,796

Total current liabilities		3,655,825	2,884,123

Long-term income taxes		6,720	7,690

Long-term provisions	13	23,888	24,946

Long-term debt	14	3,276,331	2,217,696

Long-term lease liabilities	3	697,650	—

Other long-term liabilities	15	185,374	213,392

Long-term derivative financial instruments	32	56,622	18,322

Deferred tax liabilities	16	158,341	178,265

Retirement benefits obligations	17	225,447	193,209

		8,286,198	5,737,643

Equity

Retained earnings		4,703,642	4,557,855

Accumulated other comprehensive income	18	545,710	176,694

Capital stock	19	1,761,873	1,903,977

Contributed surplus		252,935	245,577

		7,264,160	6,884,103

		15,550,358	12,621,746

See Notes to the Consolidated Financial Statements.

Approved by the Board of Directors	George D. Schindler Director	Serge Godin Director

FISCAL 2020 RESULTS — 73

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity

For the years ended September 30

(in thousands of Canadian dollars)

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$

Balance as at September 30, 2019		4,557,855	176,694	1,903,977	245,577	6,884,103

Adoption of IFRS 16	3	(93,873)	—	—	—	(93,873)

Balance as at October 1, 2019		4,463,982	176,694	1,903,977	245,577	6,790,230

Net earnings		1,117,862	—	—	—	1,117,862

Other comprehensive income		—	369,016	—	—	369,016

Comprehensive income		1,117,862	369,016	—	—	1,486,878

Share-based payment costs		—	—	—	37,358	37,358

Income tax impact associated with stock options		—	—	—	(8,653)	(8,653)

Exercise of stock options	19	—	—	69,420	(12,269)	57,151

Exercise of performance share units	19	—	—	9,078	(9,078)	—

Purchase for cancellation of Class A subordinate voting shares	19	(878,202)	—	(165,315)	—	(1,043,517)

Purchase of Class A subordinate voting shares held in trusts	19	—	—	(55,287)	—	(55,287)

Balance as at September 30, 2020		4,703,642	545,710	1,761,873	252,935	7,264,160

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$

Balance as at September 30, 2018		4,251,424	201,596	2,018,592	213,195	6,684,807

Net earnings		1,263,207	—	—	—	1,263,207

Other comprehensive loss		—	(24,902)	—	—	(24,902)

Comprehensive income (loss)		1,263,207	(24,902)	—	—	1,238,305

Share-based payment costs		—	—	—	39,440	39,440

Income tax impact associated with stock options		—	—	—	14,663	14,663

Exercise of stock options	19	—	—	77,773	(14,070)	63,703

Exercise of performance share units	19	—	—	7,651	(7,651)	—

Purchase for cancellation of Class A subordinate voting shares	19	(956,776)	—	(169,299)	—	(1,126,075)

Purchase of Class A subordinate voting shares held in trusts	19	—	—	(30,740)	—	(30,740)

Balance as at September 30, 2019		4,557,855	176,694	1,903,977	245,577	6,884,103

See Notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the years ended September 30

(in thousands of Canadian dollars)

	Notes	2020	2019
		$	$

Operating activities

Net earnings		1,117,862	1,263,207

Adjustments for:

Amortization, depreciation and impairment	24	565,692	392,301

Deferred income tax expense (recovery)	16	6,170	(8,297)

Foreign exchange (gain) loss		(7,956)	3,519

Share-based payment costs		37,358	39,440

Loss on sale of business		1,266	—

Net change in non-cash working capital items	28a	218,164	(56,251)

Cash provided by operating activities		1,938,556	1,633,919

Investing activities

Net change in short-term investments		8,414	(9,889)

Business acquisitions (considering the bank overdraft assumed and cash acquired)		(269,585)	(480,366)

Investment in Acando AB		—	(140,248)

Proceeds from sale of business		2,647	600

Purchase of property, plant and equipment		(128,478)	(162,061)

Additions to contract costs		(72,845)	(60,191)

Additions to intangible assets		(114,112)	(105,976)

Purchase of long-term investments		(10,594)	(523)

Proceeds from sale of long-term investments		12,100	7,845

Cash used in investing activities		(572,453)	(950,809)

Financing activities

Net change in unsecured committed revolving credit facility	14 and 28c	(334,370)	139,575

Increase of long-term debt	28c	1,807,167	686,810

Repayment of long-term debt	28c	(106,496)	(355,406)

Payment of lease liabilities	28c	(175,320)	—

Repayment of debt assumed in business acquisitions	28c	(28,281)	(2,141)

Payment for remaining shares of Acando	27b	(23,123)	—

Settlement of derivative financial instruments	28c and 32	(3,903)	(554)

Purchase of Class A subordinate voting shares held in trusts	19	(55,287)	(30,740)

Purchase and cancellation of Class A subordinate voting shares	19	(1,043,517)	(1,130,255)

Issuance of Class A subordinate voting shares		57,302	63,602

Cash provided by (used in) financing activities		94,172	(629,109)

Effect of foreign exchange rate changes on cash and cash equivalents		33,879	(24,261)

Net increase in cash and cash equivalents		1,494,154	29,740

Cash and cash equivalents, beginning of year		213,831	184,091

Cash and cash equivalents, end of year		1,707,985	213,831

Supplementary cash flow information (Note 28).

See Notes to the Consolidated Financial Statements.

FISCAL 2020 RESULTS — 75

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

1.	Description of business

CGI Inc. (the Company), directly or through its subsidiaries, provides managed information technology (IT) and business process services (BPS), systems integration and consulting, as well as the sale of software solutions to help clients effectively realize their strategies and create added value. The Company was incorporated under Part IA of the CompaniesAct (Québec), predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The Company’s consolidated financial statements for the years ended September 30, 2020 and 2019 were authorized for issue by the Board of Directors on November 10, 2020.

3.	Summary of significant accounting policies

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed or has right to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the relevant activities of the entity. Subsidiaries are fully consolidated from the date of acquisition and continue to be consolidated until the date control over the subsidiaries ceases.

BASIS OF MEASUREMENT

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities, which have been measured at fair value as described below.

USE OF JUDGEMENTS AND ESTIMATES

The preparation of the consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets, liabilities, equity and the accompanying disclosures at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because the use of judgements and estimates is inherent in the financial reporting process, actual results could differ.

Significant judgements and estimates about the future and other major sources of estimation uncertainty at the end of the reporting period could have a significant risk of causing a material adjustment to the carrying amounts of the following within the next financial year: revenue recognition, deferred tax assets, estimated losses on revenue-generating contracts, goodwill impairment, right-of-use assets, business combinations, provisions for uncertain tax treatments and litigation and claims.

The judgements, apart from those involving estimations, that have the most significant effect on the amounts recognized in the consolidated financial statements are:

Revenue recognition of multiple deliverable arrangements

Assessing whether the deliverables within an arrangement are separate performance obligations requires judgement by management. A deliverable is identified as a separate performance obligation if the customer benefits from it on its own or together with resources that are readily available to the customer and if it is separately identifiable from the other deliverables in the contract. The Company assesses if the deliverables are separately identifiable in the context of the contract by determining if it is highly interrelated with other deliverables in the contract. If these criteria are not met, the deliverables are accounted for as a combined performance obligation.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

USE OF JUDGEMENTS AND ESTIMATES (CONTINUED)

Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable income will be available against which the losses can be utilized. Management judgement is required concerning uncertainties that exist with respect to the timing of future taxable income required to recognize a deferred tax asset. The Company recognizes an income tax benefit only when it is probable that the tax benefit will be realized in the future. In making this judgement, the Company assesses forecasts and the availability of future tax planning strategies.

A description of estimates is included in the respective sections within the Notes to the Consolidated Financial Statements.

COVID-19 pandemic

For the year ended September 30, 2020, the Company assessed the impact of the uncertainties around the outbreak of the novel strain of the coronavirus, specifically identified as COVID-19 pandemic, on its balance sheet carrying amounts. This review required the use of judgements and estimates and resulted in no material impacts outside of the restructuring costs, refer to Note 25.

The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant risk of material adjustments to the following: revenue recognition, deferred tax assets, estimated losses on revenue-generating contracts, impairment of PP&E, right-of-use assets, intangible assets and goodwill and litigation and claims.

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE

The Company generates revenue through the provision of managed IT and BPS, systems integration and consulting, as well as the sale of software solutions as described in Note 1, Description of business.

The Company provides services and products under arrangements that contain various pricing mechanisms. The Company accounts for a contract or a group of contracts when the following criteria are met: the parties to the contract have approved the contract in which their rights, their obligations and the payment terms have been identified, the contract has commercial substance, and the collectability of the consideration is probable.

A contract modification is a change in the scope or price of an existing revenue-generating customer contract. The Company accounts for a contract modification as a separate contract when the scope of the contract increases because of the addition of promised performance obligations and the price of the contract increases by an amount of consideration that reflects its stand-alone selling prices. When the contract is not accounted for as a separate contract, the Company recognizes an adjustment to revenue on the existing contract on a cumulative catch-up basis as at the date of the contract modification or, if the remaining goods and services are distinct, the Company recognizes the remaining consideration prospectively.

Revenue is recognized when or as the Company satisfies a performance obligation by transferring a promise of good or service to the customer and are measured at the amount of consideration the Company expects to be entitled to receive, including variable consideration, such as, discounts, volume rebates, service-level penalties, and incentives. Variable consideration is estimated using either the expected value method or most likely amount method and is included only to the extent it is highly probable that a significant reversal of cumulative revenue recognized will not occur. In making this judgement, management will mostly consider all information available at the time (historical, current and forecasted), the Company’s knowledge of the client or the industry, the type of services to be delivered and the specific contractual terms of each arrangement.

Revenue from sales of third party vendor’s products, such as software licenses, hardware or services is recorded on a gross basis when the Company is a principal to the transaction and is recorded net of costs when the Company is acting as an agent between the client and vendor. To determine whether the Company is a principal or an agent, it evaluates whether control is obtained of the goods or services before they are transferred to the client. Factors generally considered include whether the Company has the primary responsibility for providing the product or service, adds meaningful value to the vendor’s product or service and has discretion establishing the price.

FISCAL 2020 RESULTS — 77

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE (CONTINUED)

Relative stand-alone selling price

The Company’s arrangements often include a mix of the services and products as described below. If an arrangement involves the provision of multiple performance obligations, the total arrangement value is allocated to each performance obligations based on its relative stand-alone selling price. When estimating the stand-alone selling price of each performance obligations, the Company maximizes the use of observable prices which are established using the Company’s prices for same or similar deliverables. When observable prices are not available, the Company estimates stand-alone selling prices based on its best estimate. The best estimate of the stand-alone selling price is the price at which the Company would normally expect to offer the services or products and is established by considering a number of internal and external factors including, but not limited to, geographies, the Company’s pricing policies, internal costs and margins. Additionally, in certain circumstances, the Company may apply the residual approach when estimating the stand-alone price of software license products, for which the Company has not yet established the price or has not previously sold on a stand-alone basis.

The appropriate revenue recognition method is applied for each performance obligation as described below.

Managed IT and business process services

Revenue from managed IT and business process services arrangements is generally recognized over time as the services are provided at the contractual billings, which corresponds with the value provided to the client, unless there is a better measure of performance or delivery.

Systems integration and consulting services

Revenue from systems integration and consulting services under time and material arrangements is recognized over time as the services are rendered, and revenue under cost-based arrangements is recognized over time as reimbursable costs are incurred. Contractual billings of such arrangements correspond with the value provided to the client, and therefore revenues are generally recognized when amounts become billable.

Revenue from systems integration and consulting services under fixed-fee arrangements is recognized using the percentage-of-completion method over time, as the Company has no alternative use for the asset created and has an enforceable right to payment for performance completed to date. The Company primarily uses labour costs or labour hours to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Factors considered in the estimates include: changes in scope of the contracts, delays in reaching milestones, complexities in project delivery, availability and retention of qualified IT professionals and/or the ability of the subcontractors to perform their obligation within agreed upon budget and timeframes. Management regularly reviews underlying estimates of total expected labour costs or hours.

Software licenses

Most of the Company’s software license arrangements include other services such as implementation, customization and maintenance. For these types of arrangements, revenue from a software license, when identified as a performance obligation, is recognized at a point in time upon delivery. Otherwise when the software is significantly customized, integrated or modified, it is combined with the implementation and customization services and is accounted for as described in the systems integration and consulting services section above. Revenue from maintenance services for software licenses sold is recognized straight-line over the term of the maintenance period.

Work in progress and deferred revenue

Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the performance of services or delivery of products are classified as deferred revenue. Work in progress and deferred revenue are presented net on a contract by-contract basis. During the year ended September, 30 2020, the revenues recognized from the short-term deferred revenue was not significantly different than what was presented as at September, 30 2019.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of unrestricted cash and short-term investments having a maturity of three months or less from the date of purchase.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

SHORT-TERM INVESTMENTS

Short-term investments, comprise generally of term deposits, have remaining maturities over three months, but not more than one year, at the date of purchase.

FUNDS HELD FOR CLIENTS AND CLIENTS’ FUNDS OBLIGATIONS

In connection with the Company’s payroll, tax filing and claims services, the Company collects funds for payment of payroll, taxes and claims, temporarily holds such funds until payment is due, remits the funds to the clients’ employees, appropriate tax authorities or claims holders, files tax returns and handles related regulatory correspondence and amendments. The funds held for clients include cash and long-term bonds. The Company presents the funds held for clients and related obligations separately. Funds held for clients are classified as current assets since, based upon management’s intentions, these funds are held solely for the purpose of satisfying the clients’ funds obligations, which will be repaid within one year of the consolidated balance sheet date. The market fluctuations affect the fair value of the long-term bonds. Due to those fluctuations, funds held for clients might not equal to the clients’ funds obligations.

Interest income earned and realized gains and losses on the disposal of bonds are recorded in revenue in the period that the income is earned, as the collecting, holding and remitting of these funds are critical components of providing these services.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment (PP&E), are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.

Buildings	10 to 40 years

Leasehold improvements	Lesser of the useful life or lease term

Furniture, fixtures and equipment	3 to 20 years

Computer equipment	3 to 5 years

LEASES

For the fiscal year ended September 30, 2020, under IFRS 16, Leases

When the Company enters into contractual agreements with suppliers or other parties, an assessment is performed to determine if the contract contains a lease. The Company identified lease agreements under the following categories: Properties, Motor vehicules and others as well as Computer equipment.

The Company identifies a lease if it conveys the right to control the use of an identified asset for a specific period in exchange for a determined consideration. At inception, a right-of-use asset for the underlying asset and corresponding lease liability are presented in the consolidated balance sheet measured on a present value basis except for short-term leases (expected term of 12 months or less) and leases with low value underlying asset for which payments are recorded as an expense on a straight-line basis over the lease term.

The right-of-use assets are measured at initial lease liabilities adjusted by lease payments made before the commencement date, indirect costs and cash incentives received. The right-of-use assets are depreciated on a straight-line basis over the expected lease term of the underlying asset.

Lease liabilities are measured at present value of non-cancellable payments of the expected lease term, which are mostly made of fixed payments of rent excluding maintenance fees; variable payments that are based on an index or a rate; amounts expected to be payable as residual value guaranties and extension or termination option if reasonably certain to be exercised.

The Company estimates the lease term in order to calculate the value of the lease liability at the initial date of the lease. Management uses judgement to determine the appropriate lease term based on the conditions of each lease. To determine the lease term, the Company considers all factors that create economic incentives to exercise an extension or a termination option. The extension or termination options are only included in the lease term if it is reasonably certain of being exercised. Management considers all facts that create incentive to exercise an extension option or not to take a termination option including leasehold improvements, significant modification of the underlying asset or a business decision.

FISCAL 2020 RESULTS — 79

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

LEASES (CONTINUED)

Discount rate used in the present value calculation is the incremental borrowing rate unless the implicit interest rate in the lease can be readily determined. The Company estimates the incremental borrowing rate for each lease or portfolio of leased assets, as most of the implicit interest rates in the leases are not readily determinable. To calculate the incremental borrowing rate, the Company considers its credit worthiness, the term of the arrangement, any collateral received and the economic environment. The incremental borrowing rates are subject to change mainly due to changes in the economic environment.

The lease liabilities are subsequently adjusted to reflect interest on the lease liabilities and lease payments made. Lease liabilities are remeasured (along with the corresponding adjustment to the right-of-use asset), whenever the following situations occur; a modification in the lease term, a change in the assessment of an option to purchase, a modification in the residual guarantees or in future lease payments due to a change of an index or rate tied to the payments.

CONTRACT COSTS

Contract costs are comprised primarily of transition costs incurred to implement long-term managed IT and business process services contracts and incentives.

Transition costs

Transition costs consist mostly of costs associated with the installation of systems and processes, as well as conversion of the client’s applications to the Company’s platforms incurred after the award of managed IT and business process services contracts. Transition costs are comprised essentially of labour costs, including compensation and related fringe benefits, as well as subcontractor costs.

Incentives

Occasionally, incentives are granted to clients upon the signing of managed IT and business process services contracts. These incentives are granted in the form of cash payments.

Amortization of contract costs

Contract costs are amortized using the straight-line method over the period services are provided. Amortization of transition costs is included in costs of services, selling and administrative and amortization of incentives is recorded as a reduction of revenue.

Impairment of contract costs

When a contract is not expected to be profitable, the estimated loss is first applied to impair the related capitalized contract costs. The excess of the expected loss over the capitalized contract costs is recorded as onerous revenue-generating contracts in provisions. If at a future date the contract returns to profitability, the previously recognized impairment loss must be reversed. First the estimated losses on revenue-generating contracts must be reversed, and if there is still additional projected profitability then any capitalized contract costs that were impaired must be reversed. The reversal of the impairment loss is limited so that the carrying amount does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the contract costs in prior years.

INTANGIBLE ASSETS

Intangible assets consist mainly of internal-use software, business solutions, software licenses and client relationships. Internal-use software, business solutions and software licenses are recorded at cost. Internal-use software developed internally is capitalized when it meets specific capitalization criteria related to technical and financial feasibility and when the Company demonstrates its ability and intention to use it. Business solutions developed internally and marketed are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Internal-use software, business solutions, software licenses and client relationships acquired through business combinations are initially recorded at their fair value based on the present value of expected future cash flows, which involves estimates, such as the forecasting of future cash flows and discount rates.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

INTANGIBLE ASSETS (CONTINUED)

Amortization of intangible assets

The Company amortizes its intangible assets using the straight-line method over their estimated useful lives.

Internal-use software	2 to 7 years

Business solutions	2 to 10 years

Software licenses	3 to 8 years

Client relationships	2 to 10 years

IMPAIRMENT OF PP&E, RIGHT-OF-USE ASSETS, INTANGIBLE ASSETS AND GOODWILL

Timing of impairment testing

The carrying values of PP&E, right-of-use assets, intangible assets and goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. The Company assesses at each reporting date whether any such events or changes in circumstances exist. The carrying values of intangible assets not available for use are tested for impairment annually as at September 30. Goodwill is tested for impairment annually during the fourth quarter of each fiscal year.

Impairment testing

If any indication of impairment exists or when annual impairment testing for an asset is required, the Company estimates the recoverable amount of the asset or cash-generating unit (CGU) to which the asset relates to determine the extent of any impairment loss. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use (VIU) to the Company. The Company mainly uses the VIU. In assessing the VIU, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs of disposal, recent market transactions are taken into account, if available. If the recoverable amount of an asset or a CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statements of earnings.

Goodwill acquired through business combinations is allocated to the CGU or group of CGUs that are expected to benefit from acquired work force and synergies of the related business combination. The group of CGUs that benefit from the acquired work force and synergies correspond to the Company’s operating segments. For goodwill impairment testing purposes, the group of CGUs that represents the lowest level within the Company at which management monitors goodwill is the operating segment level.

The recoverable amount of each operating segment has been determined based on the VIU calculation which includes estimates about their future financial performance based on cash flows approved by management covering a period of five years. Key assumptions used in the VIU calculations are the discount rate applied and the long-term growth rate of net operating cash flows. In determining these assumptions, management has taken into consideration the current economic environment and its resulting impact on expected growth and discount rates. The cash flow projections reflect management’s expectations of the operating segment’s operating performance and growth prospects in the operating segment’s market. The discount rate applied to an operating segment is the weighted average cost of capital (WACC). Management considers factors such as country risk premium, risk-free rate, size premium and cost of debt to derive the WACC. Impairment losses relating to goodwill cannot be reversed in future periods.

For impaired assets, other than goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the recoverable amount of the asset. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the recoverable amount of the asset since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of earnings.

FISCAL 2020 RESULTS — 81

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

LONG-TERM FINANCIAL ASSETS

Long-term investments presented in long-term financial assets are comprised of bonds which are presented as long-term based on management’s intentions.

BUSINESS COMBINATIONS

The Company accounts for its business combinations using the acquisition method. Under this method, the consideration transferred is measured at fair value. Acquisition-related and integration costs associated with the business combination are expensed as incurred or when a present legal or constructive obligation exists. The Company recognizes goodwill as the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition-date fair values. The goodwill recognized is composed of the future economic value associated to acquired work force and synergies with the Company’s operations which are primarily due to reduction of costs and new business opportunities. Management makes assumptions when determining the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed which involve estimates, such as the forecasting of future cash flows, discount rates, and the useful lives of the assets acquired. Subsequent changes in fair values are recorded as part of the purchase price allocation and therefore result in corresponding goodwill adjustments if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values is available, not to exceed 12 months. All other subsequent changes in estimates and judgements are recognized in the consolidated statements of earnings.

EARNINGS PER SHARE

Basic earnings per share is based on the weighted average number of shares outstanding during the period. Diluted earnings per share is determined using the treasury stock method to evaluate the dilutive effect of stock options and performance share units (PSUs).

RESEARCH AND SOFTWARE DEVELOPMENT COSTS

Research costs are charged to earnings in the period in which they are incurred, net of related tax credits. Software development costs related to internal-use software and business solutions are charged to earnings in the year they are incurred, net of related tax credits, unless they meet specific capitalization criteria related to technical, market and financial feasibility as described in the Intangible assets section above.

TAX CREDITS

The Company follows the income approach to account for research and development (R&D) and other tax credits, whereby investment tax credits are recorded when there is a reasonable assurance that the assistance will be received and that the Company will comply with all relevant conditions. Under this method, tax credits related to operating expenditures are recorded as a reduction of the related expenses and recognized in the period in which the related expenditures are charged to earnings. Tax credits related to capital expenditures are recorded as a reduction of the cost of the related assets. The tax credits recorded are based on management’s best estimates of amounts expected to be received and are subject to audit by the taxation authorities.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

INCOME TAXES

Income taxes are accounted for using the liability method of accounting.

Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheets date.

Deferred tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for consolidated financial statement purposes and tax values of the assets and liabilities using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. Deferred tax assets and liabilities are recognized in earnings, in other comprehensive income or in equity based on the classification of the item to which they relate.

Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Once this assessment is made, the Company considers the analysis of forecasts and future tax planning strategies. Estimates of taxable profit are made based on the forecast by jurisdiction on an undiscounted basis. In addition, management considers factors such as substantively enacted tax rates, the history of the taxable profits and availability of tax strategies.

The Company is subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes as the determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations and requires estimates and assumptions considering the existing facts and circumstances. The Company provides for potential tax liabilities based on the most likely amount of the possible outcomes. Estimates are reviewed each reporting period and updated, based on new information available, and could result in changes to the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

PROVISIONS

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Company’s provisions consist of liabilities for litigation and claims provisions arising in the ordinary course of business, decommissioning liabilities for leases of office buildings, onerous supplier contracts and onerous revenue-generating contracts. The Company also records restructuring provisions for termination of employment costs related to specific initiatives and to the integration of its business acquisitions.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Provisions are discounted using a current pre-tax rate when the impact of the time value of money is material. The increase in the provisions due to the passage of time is recognized as finance costs.

The accrued litigation and legal claims provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome.

Decommissioning liabilities pertain to leases of buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The provision is determined using the present value of the estimated future cash outflows.

Provisions for onerous supplier contracts are recorded when the unavoidable net cash flows from honoring the contract are negative. The provision represents the lowest of the costs to fulfill the contract and the penalties to exit the contract.

Provisions for onerous revenue-generating contracts are recorded when unavoidable costs of fulfilling the contract exceed the estimated total revenue from the contract. Management regularly reviews arrangement profitability and the underlying estimates.

Restructuring provisions are recognized when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs, appropriate timelines and has been communicated to those affected by it.

FISCAL 2020 RESULTS — 83

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

TRANSLATION OF FOREIGN CURRENCIES

The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Functional currency is the currency of the primary economic environment in which the entity operates.

Foreign currency transactions and balances

Revenue, expenses and non-monetary assets and liabilities denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheets date. Unrealized and realized translation gains and losses are reflected in the consolidated statements of earnings.

Foreign operations

For foreign operations that have functional currencies different from the Company, assets and liabilities denominated in a foreign currency are translated at exchange rates in effect at the balance sheets date. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses on translating financial statements of foreign operations are reported in other comprehensive income.

For foreign operations with the same functional currency as the Company, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheets date and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates during the period. Translation exchange gains or losses of such operations are reflected in the consolidated statements of earnings.

SHARE-BASED PAYMENTS

Equity-settled plans

The Company operates equity-settled stock option and PSU plans under which the Company receives services from employees, officers and directors as consideration for equity instruments.

The fair value of those share-based payments is established on the grant date using the Black-Scholes option pricing model for the stock options and the closing price of Class A subordinate voting shares of the Company on the Toronto Stock Exchange (TSX) for the PSUs. The number of stock options and PSUs expected to vest are estimated on the grant date and subsequently revised on each reporting date. For stock options, the estimation of fair value requires making assumptions for the most appropriate inputs to the valuation model including the expected life of the option and expected stock price volatility. The fair value of share-based payments, adjusted for expectations related to performance conditions and forfeitures, are recognized as share-based payment costs over the vesting period in earnings with a corresponding credit to contributed surplus on a graded-vesting basis if they vest annually or on a straight-line basis if they vest at the end of the vesting period.

When stock options are exercised, any consideration paid is credited to capital stock and the recorded fair value of the stock options is removed from contributed surplus and credited to capital stock. When PSUs are exercised, the recorded fair value of PSUs is removed from contributed surplus and credited to capital stock.

Share purchase plan

The Company operates a share purchase plan for eligible employees. Under this plan, the Company matches the contributions made by employees up to a maximum percentage of the employee’s salary. The Company’s contributions to the plan are recognized in salaries and other member costs within costs of services, selling and administrative.

Cash-settled deferred share units

The Company operates a deferred share unit (DSU) plan to compensate the external members of the Board of Directors. The expense is recognized within costs of services, selling and administrative for each DSU granted equal to the closing price of Class A subordinate voting shares of the Company on the TSX at the date on which DSUs are awarded and a corresponding liability is recorded in accrued compensation. After the grant date, the DSU liability is remeasured for subsequent changes in the fair value of the Company’s shares.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

FINANCIAL INSTRUMENTS

All financial instruments are initially measured at their fair value and are subsequently classified either at amortized cost, at fair value through earnings (FVTE) or at fair value through other comprehensive income (FVOCI). Financial assets are classified based on the Company’s management model of such instruments and their contractual cash flows they generate. Financial liabilities are classified and measured at amortized cost, unless they are held for trading and classified as FVTE.

The Company has made the following classifications:

FVTE

Cash and cash equivalents, derivative financial instruments and deferred compensation plan assets within long-term financial assets are measured at fair value at the end of each reporting period and the resulting gains or losses are recorded in the consolidated statements of earnings.

Amortized Cost

Trade accounts receivable, cash included in funds held for clients, long-term receivables within long-term financial assets, accounts payable and accrued liabilities, accrued compensation, long-term debt and clients’ funds obligations are measured at amortized cost using the effective interest method. Financial assets classified at amortized cost are subject to impairment. For trade accounts receivable and work in progress, the Company applies the simplified approach to measure expected credit losses, which requires lifetime expected loss allowance to be recorded upon initial recognition of the financial assets.

FVOCI

Long-term bonds included in funds held for clients and in long-term investments within long-term financial assets are measured at fair value through other comprehensive income and are subject to impairment for which the Company uses the low credit risk exemption.

The unrealized gains and losses, net of applicable income taxes, are recorded in other comprehensive income. Interest income measured using the effective interest method and realized gains and losses on derecognition are recorded in the consolidated statements of earnings.

Transaction costs are comprised primarily of legal, accounting and other costs directly attributable to the issuance of the respective financial assets. Transaction costs are capitalized to the cost of financial assets classified as other than FVTE.

Financial assets are derecognized if the contractual rights to the cash flows from the financial asset expire or the asset is transferred and the transfer qualifies for derecognition as substantially all the risks and rewards of ownership of the financial asset have been transferred.

Fair value hierarchy

Fair value measurements recognized on the balance sheets are classified in accordance with the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign currency exchange risks.

Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting date. The resulting gain or loss is recognized in the consolidated statements of earnings, unless the derivative is designated and is effective as a hedging instrument, in which event the timing of the recognition in the consolidated statements of earnings depends on the nature of the hedge relationship. The cash flows of the hedging instruments are classified in the same manner as the cash flows of the item being hedged.

FISCAL 2020 RESULTS — 85

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS (CONTINUED)

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management’s objective and strategy for undertaking the hedge. The documentation includes the identification of the nature of the risk being hedged, the economic relationship between the hedged item and the hedging instruments which should not be dominated by credit risk, the hedge ratio consistent with the risk management strategy pursued and how the Company will assess the effectiveness of the hedging relationship on an ongoing basis.

Management evaluates hedge effectiveness at inception of the hedge instrument and quarterly thereafter generally based on a managed hedge ratio of 1:1. Hedge effectiveness is measured prospectively as the extent to which changes in the fair value or cash flows of the derivative offsets the changes in the fair value or cash flows of the underlying hedged instrument or risk when there is a significant mismatch between the terms of the hedging instrument and the hedged item. Any meaningful imbalance is considered ineffectiveness in the hedge and accounted for accordingly in the consolidated statements of earnings.

Hedges of net investments in foreign operations

The Company uses cross-currency swaps and foreign currency denominated long-term debt to hedge portions of the Company’s net investments in its U.S. and European operations. Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in other comprehensive income. Gains or losses relating to the ineffective portion are recognized in consolidated statements of earnings. When the hedged net investment is disposed of, the relevant amount in other comprehensive income is transferred to earnings as part of the gain or loss on disposal.

Cash flow hedges of future revenue and long-term debt

The majority of the Company’s revenue and costs are denominated in a currency other than the Canadian dollar. The risk of foreign exchange fluctuations impacting the results is substantially mitigated by matching the Company’s costs with revenue denominated in the same currency. In certain cases where there is a substantial imbalance for a specific currency, the Company enters into foreign currency forward contracts to hedge the variability in the foreign currency exchange rates.

The Company also uses interest rate and cross-currency swaps to hedge either the cash flow exposure or the foreign exchange exposure of the long-term debt.

The effective portion of the change in fair value of the derivative financial instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statements of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into the consolidated statements of earnings when the hedged item is recognized in the consolidated statements of earnings.

Fair value hedges of Senior U.S. unsecured notes

The Company entered into interest rate swaps to hedge the fair value exposure of the issued fixed rate Senior U.S. unsecured notes. Under the interest rate swaps, the Company receives a fixed rate of interest and pays interest at a variable rate on the notional amount.

The changes in the fair value of the interest rate swaps are recognized in the consolidated statements of earnings as finance costs. The changes in the fair value of the hedged items attributable to the risk hedged is recorded as part of the carrying value of the Senior U.S. unsecured notes and are also recognized in the consolidated statements of earnings as finance costs. If the hedged items are derecognized, the unamortized fair value is recognized immediately in the consolidated statements of earnings.

Cost of hedging

The Company has elected to account for forward element of forward contracts or foreign currency basis spread as costs of hedging. In such cases, the deferred costs of hedging, net of applicable income taxes, are recognized as a separate component of the accumulated other comprehensive income and reclassified in the consolidated statements of earnings when the hedged item is recognized.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

EMPLOYEE BENEFITS

The Company operates both defined benefit and defined contribution post-employment benefit plans.

The cost of defined contribution plans is charged to the consolidated statements of earnings on the basis of contributions payable by the Company during the year.

For defined benefit plans, the defined benefit obligations are calculated by independent actuaries using the projected unit credit method. The retirement benefits obligations in the consolidated balance sheets represent the present value of the defined benefit obligations as reduced by the fair value of plan assets. The retirement benefits assets are recognized to the extent that the Company can benefit from refunds or a reduction in future contributions. Retirement benefits plans that are funded by the payment of insurance premiums are treated as defined contribution plans unless the Company has an obligation either to pay the benefits directly when they fall due or to pay further amounts if assets accumulated with the insurer do not cover all future employee benefits. In such circumstances, the plan is treated as a defined benefit plan.

Insurance policies are treated as plan assets of a defined benefit plan if the proceeds of the policy:

-	Can only be used to fund employee benefits;

-	Are not available to the Company’s creditors; and

-	Either cannot be paid to the Company unless the proceeds represent surplus assets not needed to meet all the benefit obligations or are a reimbursement for benefits already paid by the Company.

Insurance policies that do not meet the above criteria are treated as non-current investments and are held at fair value as long-term financial assets in the consolidated balance sheets.

The actuarial valuations used to determine the cost of defined benefit pension plans and their present value involve making assumptions about discount rates, future salary and pension increases, inflation rates and mortality. Any changes in these assumptions will impact the carrying amount of pension obligations. In determining the appropriate discount rate, management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

The current service cost is recognized in the consolidated statements of earnings under costs of services, selling and administrative. The net interest cost calculated by applying the discount rate to the net defined benefit liabilities or assets is recognized as net finance cost or income. When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefits that relates to past services or the gains or losses on curtailment is recognized immediately in the consolidated statements of earnings. The gains or losses on the settlement of a defined benefit plan are recognized when the settlement occurs.

Remeasurements on defined benefit plans include actuarial gains and losses, changes in the effect of the asset ceiling and the return on plan assets, excluding the amount included in net interest on the net defined liabilities or assets. Remeasurements are charged or credited to other comprehensive income in the period in which they arise.

FISCAL 2020 RESULTS — 87

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

ADOPTION OF ACCOUNTING STANDARDS

The following standards have been adopted by the Company on October 1, 2019:

IFRS 16 - Leases

Adoption IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16, Leases, to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease agreement. The standard supersedes IAS 17, Leases, and other leases related interpretations, eliminates the lessee’s classification of leases as either operating leases or finance leases and introduces a single lessee accounting model. Lessees recognize a right-of-use asset representing its control of, and right to use, the underlying asset and a lease liability representing its obligation to make future lease payments. The Company adopted IFRS 16 using the modified retrospective method, with no restatement of comparative figures. The Company applied the new standard to contracts that were classified as leases under IAS 17 at the date of initial application. The right-of-use assets were recognized as if IFRS 16 had been applied since the commencement date for real estate leases. For all other leases, the right-of-use assets were measured at an amount equal to the lease liability adjusted by the prepaid amount and the accrued lease payment related to the lease in the balance sheet as at September 30, 2019.

The Company made use of the following practical expedients available on transition date: the definition of a lease, the use of hindsight in determining the lease term, the exclusion of initial direct costs from the measurement of the right-of-use asset at the transition date, the usage of a single incremental borrowing rate for a portfolio of leases with reasonably similar characteristics and adjusting the right-of-use assets for any onerous lease provisions as an alternative to an impairment review.

Impacts at adoption date

The following table shows the impacts of the adoption of IFRS 16 on the Company’s consolidated balance sheet as of October 1, 2019:

	Balance sheet as at September 30, 2019	IFRS 16 adoption	Balance sheet as at October 1, 2019
	$	$	$
Assets
Accounts receivable	1,357,090	3,319	1,360,409
Prepaid expenses and other current assets	172,182	(6,365)	165,817
Property, plant and equipment	397,661	(21,863)	375,798
Right-of-use assets	—	701,346	701,346
Other long-term assets	180,480	607	181,087
Deferred tax assets	100,539	14,778	115,317
Other assets	10,413,794	—	10,413,794

	12,621,746	691,822	13,313,568

Liabilities
Accounts payable and accrued liabilities	1,108,895	(8,037)	1,100,858
Current portion of provisions	73,509	(3,723)	69,786
Current portion of long-term debt	113,511	(14,086)	99,425
Current portion of lease liabilities	—	172,402	172,402
Long-term provisions	24,946	(2,264)	22,682
Long-term debt	2,217,696	(16,253)	2,201,443
Long-term lease liabilities	—	739,123	739,123
Other long-term liabilities	213,392	(64,655)	148,737
Deferred tax liabilities	178,265	(16,812)	161,453
Other liabilities	1,807,429	—	1,807,429
	5,737,643	785,695	6,523,338

Equity
Retained earnings	4,557,855	(93,873)	4,463,982
Other equity	2,326,248	—	2,326,248
	6,884,103	(93,873)	6,790,230
	12,621,746	691,822	13,313,568

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

ADOPTION OF ACCOUNTING STANDARDS (CONTINUED)

IFRS 16 - Leases (continued)

Impacts at adoption date (continued)

Upon adoption of IFRS 16, all operating lease commitments that were presented in the Note 29 of the consolidated financial statements as at September 30, 2019 were recognized as lease liabilities and are now presented in the balance sheet. The Company used its incremental borrowing rates as at October 1, 2019 to measure lease liabilities. The weighted average incremental borrowing rate was 3.69% at the initial application.

The following table reconciles operating lease commitments presented in the consolidated financial statements as at September 30, 2019 and the lease liabilities recognized on October 1, 2019:

Operating lease commitments as at September 30, 2019	847,502
Discounted using the weighted average incremental borrowing rate as at October 1, 2019	(96,638)
Finance lease obligations presented as at September 30, 2019	30,339
Termination options reasonably certain to be exercised	(22,748)
Extension options reasonably certain to be exercised	153,070
Lease liabilities recognized as at October 1, 2019	911,525
Current portion of lease liabilities	172,402
Long-term lease liabilities	739,123
Total lease liabilities recognized as at October 1, 2019	911,525

For the year ended September 30, 2020, the impacts of the application of IFRS 16 are a decrease in property costs of $195,848,000 , an increase in amortization and depreciation of $157,974,000, as well as an increase in finance costs of $31,957,000. In addition, the cash provided by operating activities increased by $165,348,000, with the offset presented in the cash provided by (used in) financing activities.

Accounting policies for the fiscal year ended September 30, 2019, under IAS 17, Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized in PP&E at an amount equal to the fair value of the leased assets or, if lower, the present value of minimum lease payments at the inception of the lease, and then depreciated over the economic useful life of the asset or lease term, whichever is shorter. The capital element of future lease payments is included in the consolidated balance sheets within long-term debt. Interest is charged to the consolidated statements of earnings so as to achieve a constant rate of interest on the remaining balance of the liability.

Lease payments under operating leases are charged to the consolidated statements of earnings on a straight-line basis over the lease term. Operating lease incentives, typically for premises, are recognized as a reduction in rental expense over the lease term.

The Company accrues provisions for onerous leases which consist of estimated costs associated with vacated premises. The provisions reflect the present value of lease payments in excess of the expected sublease proceeds on the remaining term of the lease.

FISCAL 2020 RESULTS — 89

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

ADOPTION OF ACCOUNTING STANDARDS (CONTINUED)

Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest rate benchmark reform

In September 2019, the IASB has amended some of its requirements to address the uncertainty arising from the planned phasing out of interest-rate benchmarks such as interbank offered rates (IBORs). The amendments provide temporary relief from applying specific hedge accounting requirements affected by the interest rate benchmark reform. The amendments impact IFRS 9 Financial instruments, IAS 39 Financial instruments: Recognition and measurement and IFRS 7 Financial instruments: Disclosures. The amendments come into effect for annual periods beginning on or after January 1, 2020 but early adoption is permitted. The Company elected to early adopt the Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest rate benchmark reform as at October 1, 2019 and applied retrospectively the reform to hedging relationship that existed on the application date and to the amount accumulated in the cash flow hedge reserve at that date.

The Company has a debt expiring in December 2023 with a principal amount of U.S.$500,000,000 bearing interest based on the 1 month USD LIBOR rate. The debt has a carrying value of $666,250,000 as at September 30, 2020. The Company has entered into cross-currency interest rate swaps with aggregate notional amounts of U.S.$500,000,000 maturing on the same date as the debt (the hedging instruments) on which it receives interest based on the same 1 month USD LIBOR rate. The cross-currency interest rate swaps were designated as cash flow hedge for the debt.

During the year ended September 30, 2020, the Company entered into a two-year unsecured committed term loan credit facility (the 2020 Term Loan) for a total principal amount of U.S.$1,250,000,000, refer to Note 32. The 2020 Term Loan expires in March 2022, bears interest based on the 1 month USD LIBOR rate and has a carrying value of $1,665,625,000 as at September 30, 2020.

For its hedges relationship, the Company assumes that the LIBOR interest rates used for the settlements on the debts and the swaps will continue to be available beyond the planned phase out date at the end of December 2021.

FUTURE ACCOUNTING STANDARD CHANGES

The following standards have been issued but are not yet effective as of September 30, 2020.

LIBOR reform with amendments to IFRS 9, IAS 29, IFRS 7 and IFRS 16

In August 2020, the IASB issued Interest Rate Benchmark Reform-Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures and IFRS 16 Leases. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The standard will be effective on October 1, 2021 for the Company. The Company is currently evaluating the impact of this standard on its financial statements.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

4.	Accounts receivable

	As at September 30, 2020	As at September 30, 2019
	$	$
Trade (Note 32)	904,887	979,728
R&D and other tax credits[1]	180,953	259,289
Other	133,462	118,073
	1,219,302	1,357,090

[1]	R&D and other tax credits were related to government programs in Canada, the United States, France, the United Kingdom and other countries.

5.	Funds held for clients

	As at September 30, 2020	As at September 30, 2019
	$	$
Cash	576,708	187,823
Long-term bonds (Note 32)	148,470	180,289
	725,178	368,112

FISCAL 2020 RESULTS — 91

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

6.	Property, plant and equipment

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total
	$	$	$	$	$
Cost
As at September 30, 2019	58,614	224,559	180,638	714,629	1,178,440
Adoption of IFRS 16 (Note 3)	—	—	(14,578)	(40,357)	(54,935)
As at October 1, 2019	58,614	224,559	166,060	674,272	1,123,505
Additions	5,759	28,188	12,225	79,057	125,229
Additions - business acquisitions (Note 27a)	12,730	1,013	2,683	2,474	18,900
Disposals/retirements	—	(17,160)	(19,405)	(118,490)	(155,055)
Foreign currency translation adjustment	2,178	4,942	3,656	24,578	35,354
As at September 30, 2020	79,281	241,542	165,219	661,891	1,147,933
Accumulated depreciation
As at September 30, 2019	16,961	139,726	118,672	505,420	780,779
Adoption of IFRS 16 (Note 3)	—	—	(8,285)	(24,787)	(33,072)
As at October 1, 2019	16,961	139,726	110,387	480,633	747,707
Depreciation expense (Note 24)	1,895	24,965	14,240	115,490	156,590
Impairment (Note 24)	—	—	—	1,035	1,035
Disposals/retirements	—	(17,160)	(19,021)	(117,681)	(153,862)
Foreign currency translation adjustment	1,268	3,041	2,454	16,754	23,517
As at September 30, 2020	20,124	150,572	108,060	496,231	774,987
Net carrying amount as at September 30, 2020	59,157	90,970	57,159	165,660	372,946

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total
	$	$	$	$	$
Cost
As at September 30, 2018	58,455	204,888	164,634	686,499	1,114,476
Additions	619	40,915	19,568	104,887	165,989
Additions - business acquisitions (Note 27b)	—	5,320	981	1,374	7,675
Disposals/retirements	—	(25,565)	(4,146)	(67,291)	(97,002)
Foreign currency translation adjustment	(460)	(999)	(399)	(10,840)	(12,698)
As at September 30, 2019	58,614	224,559	180,638	714,629	1,178,440
Accumulated depreciation
As at September 30, 2018	14,652	144,275	106,223	461,233	726,383
Depreciation expense (Note 24)	2,601	21,021	16,428	119,214	159,264
Disposals/retirements	—	(25,099)	(3,836)	(67,223)	(96,158)
Foreign currency translation adjustment	(292)	(471)	(143)	(7,804)	(8,710)
As at September 30, 2019	16,961	139,726	118,672	505,420	780,779
Net carrying amount as at September 30, 2019	41,653	84,833	61,966	209,209	397,661

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

7.	Right-of-use assets

	Properties	Motor vehicles and others	Computer equipment	Total
	$	$	$	$
Cost
As at September 30, 2019	—	—	—	—
Adoption of IFRS 16 (Note 3)	1,070,987	230,707	40,357	1,342,051
As at October 1, 2019	1,070,987	230,707	40,357	1,342,051
Additions	59,556	56,976	2,390	118,922
Additions - business acquisitions (Note 27a)	11,859	—	—	11,859
Change in estimates and lease modifications	(6,460)	—	—	(6,460)
Disposals/retirements	(56,986)	(61,941)	(3,110)	(122,037)
Foreign currency translation adjustment	45,302	8,234	1,328	54,864
As at September 30, 2020	1,124,258	233,976	40,965	1,399,199
Accumulated depreciation
As at September 30, 2019	—	—	—	—
Adoption of IFRS 16 (Note 3)	546,537	69,381	24,787	640,705
As at October 1, 2019	546,537	69,381	24,787	640,705
Depreciation expense (Note 24)	127,931	33,140	7,168	168,239
Impairment (Note 24)	8,361	—	—	8,361
Disposals/retirements	(56,986)	(52,467)	(3,110)	(112,563)
Foreign currency translation adjustment	24,028	2,803	761	27,592
As at September 30, 2020	649,871	52,857	29,606	732,334
Net carrying amount as at September 30, 2020	474,387	181,119	11,359	666,865

FISCAL 2020 RESULTS — 93

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

8.	Contract costs

		As at September 30, 2020			As at September 30, 2019
	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount
	$	$	$	$	$	$
Transition costs	477,174	246,468	230,706	476,075	258,283	217,792
Incentives	67,545	58,875	8,670	61,258	56,085	5,173
	544,719	305,343	239,376	537,333	314,368	222,965

9.	Intangible assets

	Internal-use software acquired	Internal-use software internally developed	Business solutions acquired	Business solutions internally developed	Software licenses	Client relationships	Total
	$	$	$	$	$	$	$
Cost
As at September 30, 2019	99,204	123,289	81,028	511,384	221,510	1,095,339	2,131,754
Additions	929	9,861	229	88,900	10,738	—	110,657
Additions - business acquisitions (Note 27a)	—	—	—	—	507	47,303	47,810
Disposals/retirements	(4,652)	(2,826)	(7,506)	(34,810)	(47,888)	(2,376)	(100,058)
Foreign currency translation adjustment	1,419	974	2,527	5,541	5,505	47,596	63,562
As at September 30, 2020	96,900	131,298	76,278	571,015	190,372	1,187,862	2,253,725
Accumulated amortization
As at September 30, 2019	80,467	69,095	79,907	317,846	159,591	906,866	1,613,772
Amortization expense (Note 24)	7,336	12,986	316	41,928	26,411	68,401	157,378
Impairment (Note 24)	—	—	—	10,633	—	—	10,633
Disposals/retirements	(4,652)	(2,826)	(7,506)	(34,810)	(47,146)	(453)	(97,393)
Foreign currency translation adjustment	1,280	490	2,453	2,525	3,600	37,525	47,873
As at September 30, 2020	84,431	79,745	75,170	338,122	142,456	1,012,339	1,732,263
Net carrying amount as at September 30, 2020	12,469	51,553	1,108	232,893	47,916	175,523	521,462

	Internal-use software acquired	Internal-use software internally developed	Business solutions acquired	Business solutions internally developed	Software licenses	Client relationships	Total
	$	$	$	$	$	$	$
Cost
As at September 30, 2018	95,707	114,701	82,256	444,593	216,490	1,025,083	1,978,830
Additions	4,321	9,433	911	61,693	20,196	—	96,554
Additions - business acquisitions (Note 27b)	77	—	—	—	201	113,786	114,064
Disposals/retirements	(436)	(326)	(803)	(46)	(13,281)	(24,321)	(39,213)
Foreign currency translation adjustment	(465)	(519)	(1,336)	5,144	(2,096)	(19,209)	(18,481)
As at September 30, 2019	99,204	123,289	81,028	511,384	221,510	1,095,339	2,131,754
Accumulated amortization
As at September 30, 2018	72,177	58,212	80,586	277,092	145,078	866,359	1,499,504
Amortization expense (Note 24)	8,872	11,513	1,319	37,318	29,356	76,182	164,560
Disposals/retirements	(436)	(326)	(803)	(46)	(13,247)	(24,321)	(39,179)
Foreign currency translation adjustment	(146)	(304)	(1,195)	3,482	(1,596)	(11,354)	(11,113)
As at September 30, 2019	80,467	69,095	79,907	317,846	159,591	906,866	1,613,772
Net carrying amount as at September 30, 2019	18,737	54,194	1,121	193,538	61,919	188,473	517,982

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

10.	Other long-term assets

	As at September 30, 2020	As at September 30, 2019
	$	$
Prepaid long-term maintenance agreements	17,567	20,532
Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights (Note 17)	24,033	23,879
Retirement benefits assets (Note 17)	86,127	96,620
Deposits	13,312	13,999
Deferred financing fees	3,408	3,798
Other	19,292	21,652
	163,739	180,480

11. Long-term financial assets

	As at September 30, 2020	As at September 30, 2019
	$	$
Deferred compensation plan assets (Notes 17 and 32)	73,156	62,627
Long-term investments (Note 32)	22,612	24,596
Long-term receivables	20,623	18,034
Long-term derivative financial instruments (Note 32)	40,178	71,642
	156,569	176,899

FISCAL 2020 RESULTS — 95

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

12.	Goodwill

Effective October 1, 2019, the Company realigned its management structure, resulting primarily in the creation of two new operating segments, namely Scandinavia (Sweden, Denmark and Norway) and Finland, Poland and Baltics, collectively formerly known as Northern Europe in the prior fiscal year. As a result, the Company is now managed through nine operating segments, namely: Western and Southern Europe (primarily France, Portugal and Belgium); United States (U.S.) Commercial and State Government; Canada; U.S. Federal; United Kingdom (U.K.) and Australia; Central and Eastern Europe (primarily Germany and Netherlands); Scandinavia; Finland, Poland and Baltics; and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific). This realignment of management structure also included, to a lesser extent, transfers of some lines of business between our operating segments.

Due to the changes in operating segments and that CGUs correspond to the operating segments, the Company reallocated goodwill to the revised CGUs using their relative fair value.

The operating segments reflect the fiscal year 2020 management structure and the way that the chief operating decision-maker, who is the President and Chief Executive Officer of the Company, evaluates the business.

The Company completed the annual impairment test during the fourth quarter of the fiscal year 2020 and did not identify any impairment.

The variations in goodwill were as follows:

	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific	Total
	$	$	$	$	$	$	$	$	$	$
As at September 30, 2019	975,075	1,134,246	1,136,737	918,064	806,318	820,565	1,703,927	—	272,905	7,767,837
Business acquisitions (Note 27)	32,272	—	5,411	86,882	53,021	95,285	(6,604)	—	—	266,267
Goodwill reallocation	—	6,324	—	(6,324)	—	—	(613,472)	613,472	—	—
Sale of business	—	—	—	—	—	—	(3,411)	—	—	(3,411)
Foreign currency translation adjustment	81,752	6,737	—	540	45,633	69,999	89,433	46,406	8,738	349,238
As at September 30, 2020	1,089,099	1,147,307	1,142,148	999,162	904,972	985,849	1,169,873	659,878	281,643	8,379,931

Key assumptions in goodwill impairment testing

The key assumptions for the CGUs are disclosed in the following tables for the years ended September 30:

2020	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific
	%	%	%	%	%	%	%	%	%
Pre-tax WACC	11.2	9.3	9.6	8.5	9.3	10.2	10.0	10.8	23.0
Long-term growth rate of net operating cash flows[1]	1.7	2.0	2.0	2.0	2.0	1.9	1.9	1.7	2.0

2019	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Northern Europe		Asia Pacific
	%	%	%	%	%	%	%		%
Pre-tax WACC	9.1	10.0	8.9	9.9	8.9	9.1	9.4		21.4
Long-term growth rate of net operating cash flows[1]	1.8	2.0	2.0	2.0	1.9	1.5	1.8		2.0

[1]	The long-term growth rate is based on published industry research.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

13.	Provisions

	Restructuring[1]	Decommissioning liabilities[2]	Others[3]	Total
	$	$	$	$
As at September 30, 2019	39,212	25,824	33,419	98,455
Adoption of IFRS 16 (Note 3)	—	—	(5,987)	(5,987)
As at October 1, 2019	39,212	25,824	27,432	92,468
Additional provisions	193,592	5,328	34,842	233,762
Business acquisitions	—	351	24,823	25,174
Utilized amounts	(119,331)	(3,667)	(24,091)	(147,089)
Reversals of unused amounts	—	(3,006)	(6,532)	(9,538)
Discount rate adjustment and imputed interest	—	158	—	158
Foreign currency translation adjustment	1,799	1,573	1,213	4,585
As at September 30, 2020	115,272	26,561	57,687	199,520
Current portion	112,731	8,609	54,292	175,632
Non-current portion	2,541	17,952	3,395	23,888

[1]	See Note 25, Restructuring costs and Note 27c), Investments in subsidiaries.

[2]

As at September 30, 2020, the decommissioning liabilities were based on the expected cash flows of $27,390,000 and were discounted at a weighted average rate of 0.59%. The timing of settlements of these obligations ranges between one and thirteen years as at September 30, 2020. The reversals of unused amounts are mostly due to favourable settlements.

[3]	As at September 30, 2020, others included onerous revenue-generating contracts, onerous supplier contracts and litigation and claims.

FISCAL 2020 RESULTS — 97

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

14.	Long-term debt

	As at September 30, 2020	As at September 30, 2019
	$	$
Senior U.S. unsecured note repayable of $333,125 (U.S.$250,000) in December 2021[1]	339,682	332,533

Senior unsecured notes repayable in September by tranches of $73,288 (U.S.$55,000) in 2021, $399,750 (U.S.$300,000) in 2024, $266,500 (U.S.$200,000) in four yearly repayments of U.S.$50,000 from 2021 to 2024 and $132,787 (€85,000) in 2021[2]	872,283	924,021

Unsecured committed revolving credit facility[3]	—	334,370

Unsecured committed term loan credit facilities[4]	2,330,288	661,939

Obligations under finance leases repayable in blended monthly installments (maturing at various dates until 2024, bearing a weighted average interest rate of 2.44% in 2019) (Note 3)	—	30,339

Other long-term debt	44,842	48,005
	3,587,095	2,331,207

Current portion	310,764	113,511
	3,276,331	2,217,696

[1]

As at September 30, 2020, an amount of $333,125,000 was borrowed, plus fair value adjustments relating to interest rate swaps designated as fair value hedges of $6,470,000 and less financing fees. The private placement financing with U.S. institutional investors is comprised of one tranche of Senior U.S. unsecured note, due in December 2021, with an interest rate of 4.99% (interest rate of 4.99% in 2019). The Senior U.S. unsecured note contains covenants that require the Company to maintain certain financial ratios (Note 33). As at September 30, 2020, the Company was in compliance with these covenants.

[2]

As at September 30, 2020, an amount of $872,325,000 was borrowed, less financing fees. The private placement is comprised of three tranches of Senior U.S. unsecured notes and one tranche of Senior euro unsecured note, with a weighted average maturity of 2.8 years and a weighted average interest rate of 3.64% (3.66% in 2019). In September 2020, the Company repaid the third of the seven yearly scheduled repayments of U.S.$50,000,000 on a tranche of the Senior U.S. unsecured notes for a total amount of $65,860,000 and settled the related cross-currency swaps (Note 32). The Senior unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 33). As at September 30, 2020, the Company was in compliance with these covenants.

[3]

The Company has an unsecured committed revolving credit facility available for an amount of $1,500,000,000 that expires in December 2024. This facility bears interest at bankers’ acceptance, LIBOR or Canadian prime, plus a variable margin that is determined based on the Company’s leverage ratio. As at September 30, 2020, there was no amount drawn upon this facility. An amount of $9,699,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. The unsecured committed revolving credit facility contains covenants that require the Company to maintain certain financial ratios (Note 33). As at September 30, 2020, the Company was in compliance with these covenants.

[4]

During the year ended September 30, 2020, the Company entered into the 2020 Term Loan for a total principal amount of U.S.$1,250,000,000 (Note 32). The 2020 Term Loan expires in March 2022, bears interest based on the 1 month USD LIBOR rate, plus a variable margin that is determined based on the Company’s leverage ratio. As at September 30, 2020, an amount of $1,665,625,000 was borrowed less financing fees with a weighted average interest rate of 0.16% and a margin of 1.50%. In addition, the Company has an unsecured committed term loan credit facility for a notional amount of U.S.$500,000,000 expiring in December 2023. This facility bears interest based on the 1 month USD LIBOR rate, plus a variable margin that is determined based on the Company’s leverage ratio. As at September 30, 2020, an amount of $666,250,000 was borrowed less financing fees with a weighted average interest rate ratio of 0.16% and a margin of 1.00%. The unsecured committed term loan credit facilities contains covenants that require the Company to maintain certain financial ratios (Note 33). As at September 30, 2020, the Company was in compliance with these covenants.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

15.	Other long-term liabilities

	As at September 30, 2020	As at September 30, 2019
	$	$

Deferred revenue	38,466	70,522

Deferred compensation plan liabilities (Note 17)	82,221	63,838

Deferred rent (Note 3)	—	64,655

Other[1]	64,687	14,377

	185,374	213,392

1

As at September 30, 2020, other is mainly composed of $48,299,000 in relation with the deferral of the employer side social security payments under the U.S. Government Coronavirus Aid, Relief, and Economic Security Act (CARES Act).

16.	Income taxes

	Year ended September 30
	2020	2019
	$	$

Current income tax expense

Current income tax expense in respect of the current year	416,563	439,972

Adjustments recognized in the current year in relation to the income tax expense of prior years	(24,328)	(17,934)

Total current income tax expense	392,235	422,038

Deferred income tax expense (recovery)

Deferred income tax recovery relating to the origination and reversal of temporary differences	(1,120)	(959)

Deferred income tax (recovery) expense relating to changes in tax rates	(3,479)	784

Adjustments recognized in the current year in relation to the deferred income tax recovery of prior years	10,769	—

Recognition of previously unrecognized temporary differences	—	(8,122)

Total deferred income tax expense (recovery)	6,170	(8,297)

Total income tax expense	398,405	413,741

The Company’s effective income tax rate differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

	Year ended September 30
	2020	2019
	%	%

Company’s statutory tax rate	26.5	26.6

Effect of foreign tax rate differences	(0.9)	(1.6)

Final determination from agreements with tax authorities and expirations of statutes of limitations	(0.9)	(1.4)

Non-deductible and tax exempt items	0.2	0.2

Effect of integration-related costs	0.7	0.1

Minimum income tax charge	0.9	0.8

Changes in tax laws and rates	(0.2)	—

Effective income tax rate	26.3	24.7

FISCAL 2020 RESULTS — 99

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16. Income taxes (continued)

The continuity schedule of deferred tax balances is as follows:

	As at September 30, 2019	Adoption of IFRS 16 (Note 3)	As at October 1, 2020	Additions from business acquisitions	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2020
	$	$	$	$	$	$	$	$	$

Accounts payable and accrued liabilities, provisions and other long-term liabilities	67,926	(17,150)	50,776	47	12,819	(7)	—	573	64,208

Tax benefits on losses carried forward	59,163	—	59,163	886	(17,492)	—	—	3,671	46,228

Accrued compensation	45,407	—	45,407	—	(2,464)	—	(16,933)	1,410	27,420

Retirement benefits obligations	17,904	—	17,904	60	(4,959)	8,282	—	1,879	23,166

Lease liabilities	—	231,562	231,562	3,751	(18,864)	—	—	6,548	222,997

PP&E, contract costs, intangible assets and other long-term assets	(123,147)	—	(123,147)	(5,933)	(6,710)	—	—	(670)	(136,460)

Right-of-use assets	—	(182,822)	(182,822)	(3,658)	21,133	—	—	(6,488)	(171,835)

Work in progress	(43,569)	—	(43,569)	170	9,532	—	—	(410)	(34,277)

Goodwill	(60,366)	—	(60,366)	(757)	(2,127)	—	—	(959)	(64,209)

Refundable tax credits on salaries	(25,819)	—	(25,819)	—	3,095	—	—	—	(22,724)

Cash flow hedges	(13,903)	—	(13,903)	—	(869)	13,773	—	524	(475)

Other	(1,322)	—	(1,322)	1,354	736	1,095	—	(759)	1,104

Deferred taxes, net	(77,726)	31,590	(46,136)	(4,080)	(6,170)	23,143	(16,933)	5,319	(44,857)

	As at September 30, 2018	Additions from business acquisitions	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2019
	$	$	$	$	$	$	$

Accounts payable and accrued liabilities, provisions and other long-term liabilities	78,177	(3,220)	(8,394)	—	—	1,363	67,926

Tax benefits on losses carried forward	62,415	—	(1,001)	—	—	(2,251)	59,163

Accrued compensation	34,887	18	3,995	—	6,132	375	45,407

Retirement benefits obligations	25,418	—	(2,683)	(4,324)	—	(507)	17,904

Allowance for doubtful accounts	(260)	—	260	—	—	—	—

PP&E, contract costs, intangible assets and other long-term assets	(106,207)	(24,514)	7,788	—	—	(214)	(123,147)

Work in progress	(59,142)	—	16,010	—	—	(437)	(43,569)

Goodwill	(53,891)	—	(5,407)	—	—	(1,068)	(60,366)

Refundable tax credits on salaries	(26,502)	—	683	—	—	—	(25,819)

Cash flow hedges	12,398	—	(1,470)	(25,290)	—	459	(13,903)

Other	(638)	76	(1,484)	2,374	—	(1,650)	(1,322)

Deferred taxes, net	(33,345)	(27,640)	8,297	(27,240)	6,132	(3,930)	(77,726)

The deferred tax balances are presented as follows in the consolidated balance sheets:

	As at September 30, 2020	As at September 30, 2019
	$	$

Deferred tax assets	113,484	100,539

Deferred tax liabilities	(158,341)	(178,265)

	(44,857)	(77,726)

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16. Income taxes (continued)

As at September 30, 2020, the Company had $291,255,000 ($367,352,000 as at September 30, 2019) in operating tax losses carried forward, of which $59,390,000 ($37,480,000 as at September 30, 2019) expire at various dates from 2029 to 2040 and $231,865,000 ($329,872,000 as at September 30, 2019) have no expiry dates. As at September 30, 2020, a deferred income tax asset of $41,380,000 ($54,814,000 as at September 30, 2019) has been recognized on $217,563,000 ($289,976,000 as at September 30, 2019) of these losses. The deferred income tax assets are recognized only to the extent that it is probable that taxable income will be available against which the unused tax losses can be utilized. As at September 30, 2020, the Company had $31,639,000 ($29,287,000 as at September 30, 2019) of the unrecognized operating tax losses that will expire at various dates from 2029 to 2032 and 42,053,000 ($48,089,000 as at September 30, 2019) that have no expiry date.

As at September 30, 2020, the Company had $485,546,000 ($471,772,000 as at September 30, 2019) in non-operating tax losses carried forward that have no expiry dates. As at September 30, 2020, a deferred income tax asset of $4,848,000 ($4,349,000 as at September 30, 2019) has been recognized on $19,436,000 ($18,151,000 as at September 30, 2019) of these losses. As at September 30, 2020, the Company had $466,110,000 ($453,621,000 as at September 30, 2019) of unrecognized non-operating tax losses.

As at September 30, 2020, the Company had $836,101,000 ($149,121,000 as at September 30, 2019) of cash and cash equivalents held by foreign subsidiaries. The tax implications of the repatriation of cash and cash equivalents not considered indefinitely reinvested have been accounted for and will not materially affect the Company’s liquidity. In addition, the Company has not recorded deferred tax liabilities on undistributed earnings of $5,565,437,000 ($4,457,906,000 as at September 30, 2019) coming from its foreign subsidiaries as they are considered indefinitely reinvested. Upon distribution of these earnings in the form of dividends or otherwise, the Company may be subject to taxation.

On September 30, 2019, the Company recorded a deferred tax asset of $18,500,000 attributable to the recognition of additional operating tax losses following a settlement with the German tax authority.

FISCAL 2020 RESULTS — 101

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits

The Company operates various post-employment plans, including defined benefit and defined contribution pension plans as well as other benefit plans for its employees.

DEFINED BENEFIT PLANS

The Company operates defined benefit pension plans primarily for the benefit of employees in the U.K., Germany and France, with smaller plans in other countries. The benefits are based on pensionable salary and years of service and are funded with assets held in separate funds.

The defined benefit plans expose the Company to interest risk, inflation risk, longevity risk, currency risk and market investment risk.

The following description focuses mainly on plans registered in the U.K., Germany and France:

U.K.

In the U.K., the Company has three defined benefit pension plans, the CMG U.K. Pension Scheme, the Logica U.K. Pension & Life Assurance Scheme and the Logica Defined Benefit Pension Plan.

The CMG U.K. Pension Scheme is closed to new members and is closed to further accrual of rights for existing members. The Logica U.K. Pension & Life Assurance Scheme is still open but only for employees who come from the civil service with protected pensions. The Logica Defined Benefit Pension Plan was created to mirror the Electricity Supply Pension Scheme and was created for employees that worked for National Grid and Welsh Water with protected benefits.

Both the Logica U.K. Pension & Life Assurance Scheme and the Logica Defined Benefit Pension Plan are employer and employee based contribution plans.

The trustees are the custodians of the defined benefit pension plans and are responsible for the plan administration, including investment strategies. The trustees review periodically the investment and the asset allocation policies. As such, the CMG U.K. Pension Scheme policy is to target an allocation up to a maximum of 70% to return-seeking assets such as equities; the Logica U.K. Pension & Life Assurance Scheme policy is to invest 15% of the scheme assets in equities and 85% in bonds; and the Logica Defined Benefit Pension Plan policy is to invest 30% of the plan assets in equities and 70% in bonds.

The U.K. Pensions Act 2004 requires that full formal actuarial valuations are carried out at least every three years to determine the contributions that the Company should pay in order for the plan to meet its statutory objective, taking into account the assets already held. In the interim years, the trustees need to obtain estimated funding updates unless the scheme has less than 100 members in total.

The latest funding actuarial valuations of the three defined benefit pension plans described above were performed as at September 30, 2018 and the results were finalized during the year ended September 30, 2020 with the following recommendations:

–

The actuarial valuation of the CMG U.K. Pension Scheme reported a deficit of $26,546,000. A new recovery plan was proposed, and during fiscal 2020, the Company contributed a total amount of $12,432,000 to ensure that the funding objectives of the scheme were met, and stopped the contributions on June 30, 2020 accordingly to the plan. The Company also contributed an amount of $1,279,000 to cover administration expenses; and

–

The actuarial valuation of the Logica Defined Benefit Pension Plan specified that no supplementary contributions were required after November 30, 2019 in order to reach the plan funding objectives. During fiscal 2020, the Company contributed a total amount of $344,200 and then stopped the contributions.

Germany

In Germany, the Company has numerous defined benefit pension plans which are all closed to new members. In the majority of the plans, upon retirement of employees, the benefits are in the form of a monthly pension and in a few plans, the employees receive an indemnity in the form of a lump-sum payment. About one third of the plans are bound by the former Works Council agreements. There are no mandatory funding requirements. The plans are funded by the contributions made by the Company. In some plans, insurance policies are taken out to fund retirement benefit plans. These do not qualify as plan assets and are presented as reimbursement rights, unless they are part of a reinsured support fund or are pledged to the employees.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

France

In France, the retirement indemnities are provided in accordance with the Labour Code. Upon retirement, employees receive an indemnity, depending on the salary and seniority in the Company, in the form of a lump-sum payment.

The following tables present amounts for post-employment benefits plans included in the consolidated balance sheets:

As at September 30, 2020	U.K.	Germany	France	Other	Total
	$	$	$	$	$

Defined benefit obligations	(891,628)	(104,090)	(84,442)	(83,584)	(1,163,744)
Fair value of plan assets	977,137	12,766	692	33,829	1,024,424
	85,509	(91,324)	(83,750)	(49,755)	(139,320)
Fair value of reimbursement rights	—	22,505	—	1,528	24,033
Net asset (liability) recognized in the balance sheet	85,509	(68,819)	(83,750)	(48,227)	(115,287)

Presented as:

Other long-term assets (Note 10)

Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	22,505	—	1,528	24,033

Retirement benefits assets	85,509	—	—	618	86,127

Retirement benefits obligations	—	(91,324)	(83,750)	(50,373)	(225,447)

	85,509	(68,819)	(83,750)	(48,227)	(115,287)

As at September 30, 2019	U.K.	Germany	France	Other	Total
	$	$	$	$	$

Defined benefit obligations	(812,179)	(101,298)	(58,048)	(73,059)	(1,044,584)
Fair value of plan assets	908,406	12,803	—	26,786	947,995
	96,227	(88,495)	(58,048)	(46,273)	(96,589)
Fair value of reimbursement rights	—	22,360	—	1,519	23,879
Net asset (liability) recognized in the balance sheet	96,227	(66,135)	(58,048)	(44,754)	(72,710)

Presented as:

Other long-term assets (Note 10)

Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	22,360	—	1,519	23,879

Retirement benefits assets	96,227	—	—	393	96,620

Retirement benefits obligations	—	(88,495)	(58,048)	(46,666)	(193,209)

	96,227	(66,135)	(58,048)	(44,754)	(72,710)

FISCAL 2020 RESULTS — 103

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Defined benefit obligations	U.K.	Germany	France	Other	Total
	$	$	$	$	$

As at September 30, 2019	812,179	101,298	58,048	73,059	1,044,584

Current service cost	1,060	776	4,665	7,974	14,475

Interest cost	15,253	576	347	2,878	19,054

Business acquisitions (Note 27a)	—	—	1,732	—	1,732

Actuarial losses (gains) due to change in financial assumptions[1]	36,135	(1,258)	4,279	1,138	40,294

Actuarial losses due to change in demographic assumptions[1]	17,671	—	6,401	—	24,072

Actuarial (gains) losses due to experience[1]	(8,033)	(530)	4,054	(1,374)	(5,883)

Plan participant contributions	91	—	—	—	91

Benefits paid from the plan	(28,793)	(1,645)	—	(2,426)	(32,864)

Benefits paid directly by employer	—	(2,787)	(454)	(1,832)	(5,073)

Foreign currency translation adjustment[1]	46,065	7,660	5,370	4,167	63,262
As at September 30, 2020	891,628	104,090	84,442	83,584	1,163,744

Defined benefit obligations of unfunded plans	—	—	84,442	35,070	119,512

Defined benefit obligations of funded plans	891,628	104,090	—	48,514	1,044,232
As at September 30, 2020	891,628	104,090	84,442	83,584	1,163,744

Defined benefit obligations	U.K.	Germany	France	Other	Total
	$	$	$	$	$

As at September 30, 2018	760,244	89,959	55,276	58,594	964,073

Current service cost	889	689	4,251	6,547	12,376

Interest cost	21,261	1,512	950	3,558	27,281

Past service cost	8,239	—	—	—	8,239

Business acquisitions (Note 27b)	—	1,444	—	6,550	7,994

Actuarial losses due to change in financial assumptions[1]	99,257	15,253	7,806	7,072	129,388

Actuarial gains due to change in demographic assumptions[1]	(6,947)	(292)	(6,667)	(1,802)	(15,708)

Actuarial (gains) losses due to experience[1]	(16,773)	1,065	(11)	(1,389)	(17,108)

Plan participant contributions	102	—	—	—	102

Benefits paid from the plan	(25,395)	(263)	—	(3,228)	(28,886)

Benefits paid directly by employer	—	(4,020)	(1,248)	(1,831)	(7,099)

Foreign currency translation adjustment[1]	(28,698)	(4,049)	(2,309)	(1,012)	(36,068)

As at September 30, 2019	812,179	101,298	58,048	73,059	1,044,584

Defined benefit obligations of unfunded plans	—	—	58,048	34,690	92,738

Defined benefit obligations of funded plans	812,179	101,298	—	38,369	951,846

As at September 30, 2019	812,179	101,298	58,048	73,059	1,044,584

[1]	Amounts recognized in other comprehensive income.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Plan assets and reimbursement rights	U.K.	Germany	France	Other	Total
	$	$	$	$	$

As at September 30, 2019	908,406	35,163	—	28,305	971,874

Interest income on plan assets	17,255	204	3	964	18,426

Business acquisitions (Note 27a)	—	—	664	—	664

Employer contributions	14,398	2,430	454	6,874	24,156

Return on assets excluding interest income[1]	15,976	46	—	(396)	15,626

Plan participants contributions	91	—	—	—	91

Benefits paid from the plan	(28,793)	(1,645)	—	(2,426)	(32,864)

Benefits paid directly by employer	—	(2,787)	(454)	(1,831)	(5,072)

Administration expenses paid from the plan	(1,189)	—	—	(58)	(1,247)

Foreign currency translation adjustment[1]	50,993	1,860	25	3,925	56,803

As at September 30, 2020	977,137	35,271	692	35,357	1,048,457

Plan assets	977,137	12,766	692	33,829	1,024,424

Reimbursement rights	—	22,505	—	1,528	24,033

As at September 30, 2020	977,137	35,271	692	35,357	1,048,457

Plan assets and reimbursement rights	U.K.	Germany	France	Other	Total
	$	$	$	$	$

As at September 30, 2018	787,550	36,420	—	22,903	846,873

Interest income on plan assets	22,271	620	—	2,425	25,316

Employer contributions	24,430	2,765	1,248	7,025	35,468

Return on assets excluding interest income[1]	133,821	(784)	—	669	133,706

Plan participants contributions	102	—	—	—	102

Benefits paid from the plan	(25,395)	(263)	—	(3,228)	(28,886)

Benefits paid directly by employer	—	(2,576)	(1,248)	(1,831)	(5,655)

Administration expenses paid from the plan	(1,696)	—	—	(152)	(1,848)

Foreign currency translation adjustment[1]	(32,677)	(1,019)	—	494	(33,202)

As at September 30, 2019	908,406	35,163	—	28,305	971,874

Plan assets	908,406	12,803	—	26,786	947,995

Reimbursement rights	—	22,360	—	1,519	23,879

As at September 30, 2019	908,406	35,163	—	28,305	971,874

[1]	Amounts recognized in other comprehensive income.

FISCAL 2020 RESULTS — 105

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The plan assets at the end of the years consist of:

As at September 30, 2020	U.K.	Germany	France	Other	Total
	$	$	$	$	$

Quoted equities	472,318	—	—	—	472,318

Quoted bonds	93,003	—	—	—	93,003

Cash	52,230	—	—	88	52,318

Other[1]	359,586	12,766	692	33,741	406,785
	977,137	12,766	692	33,829	1,024,424

As at September 30, 2019	U.K.	Germany	France	Other	Total
	$	$	$	$	$

Quoted equities	366,203	—	—	—	366,203

Quoted bonds	200,599	—	—	—	200,599

Cash	111,454	—	—	91	111,545

Other[1]	230,150	12,803	—	26,695	269,648
	908,406	12,803	—	26,786	947,995

[1]	Other is mainly composed of various insurance policies and quoted investment funds to cover some of the defined benefit obligations.

Plan assets do not include any shares of the Company, property occupied by the Company or any other assets used by the Company.

The following table summarizes the expense1 recognized in the consolidated statements of earnings:

	Year ended September 30
	2020	2019
	$	$

Current service cost	14,475	12,376

Past service cost	—	8,239

Net interest on net defined benefit obligations or assets	629	1,965

Administration expenses	1,247	1,848
	16,351	24,428

[1]

The expense was presented as costs of services, selling and administrative for an amount of $14,475,000 and as net finance costs for an amount of $1,876,000 (Note 26) ($20,615,000 and $3,813,000, respectively for the year ended September 30, 2019).

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Actuarial assumptions

The following are the principal actuarial assumptions (expressed as weighted averages). The assumed discount rates, future salary and pension increases, inflation rates and mortality all have a significant effect on the accounting valuation.

As at September 30, 2020	U.K	Germany	France	Other
	%	%	%	%

Discount rate	1.53	0.65	0.65	3.11

Future salary increases	2.84	2.50	3.79	1.51

Future pension increases	2.82	1.50	—	2.51

Inflation rate	2.84	2.00	2.00	0.08

As at September 30, 2019	U.K.	Germany	France	Other
	%	%	%	%

Discount rate	1.82	0.56	0.56	3.05

Future salary increases	3.03	2.50	3.29	1.07

Future pension increases	3.00	1.50	—	0.06

Inflation rate	3.03	2.00	2.00	2.40

The average longevity over 65 of a member presently at age 45 and 65 are as follows:

As at September 30, 2020	U.K.			Germany
		(in years	)

Longevity at age 65 for current members

Males	21.8			20.0

Females	23.7			23.0

Longevity at age 45 for current members

Males	23.2			24.0

Females	25.3			26.0

As at September 30, 2019	U.K.			Germany
		(in years	)
Longevity at age 65 for current members

Males	21.8			20.0

Females	23.1			23.0

Longevity at age 45 for current members

Males	23.6			24.0

Females	25.2			26.0

FISCAL 2020 RESULTS — 107

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Actuarial assumptions (continued)

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each country. Mortality assumptions for the most significant countries are based on the following post-retirement mortality tables for the year ended September 30, 2020: (1) U.K.: 100% S2PxA (year of birth) plus CMI_2018 projections with 1.25% p.a. minimum long term improvement rate, (2) Germany: Heubeck RT2018G and (3) France: INSEE TVTD 2014-2016.

The following tables show the sensitivity of the defined benefit obligations to changes in the principal actuarial assumptions:

As at September 30, 2020	U.K.	Germany	France
	$	$	$

Increase of 0.25% in the discount rate	(36,622)	(3,445)	(2,936)

Decrease of 0.25% in the discount rate	38,192	3,632	3,079

Salary increase of 0.25%	441	36	3,091

Salary decrease of 0.25%	(437)	(36)	(2,962)

Pension increase of 0.25%	18,528	1,598	—

Pension decrease of 0.25%	(18,132)	(1,531)	—

Increase of 0.25% in inflation rate	29,148	1,598	3,091

Decrease of 0.25% in inflation rate	(28,207)	(1,531)	(2,962)

Increase of one year in life expectancy	27,126	3,615	558

Decrease of one year in life expectancy	(26,843)	(3,040)	(592)

As at September 30, 2019	U.K.	Germany	France
	$	$	$

Increase of 0.25% in the discount rate	(33,082)	(3,440)	(2,027)

Decrease of 0.25% in the discount rate	34,484	3,632	2,126

Salary increase of 0.25%	408	56	2,132

Salary decrease of 0.25%	(404)	(55)	(2,044)

Pension increase of 0.25%	16,758	1,601	—

Pension decrease of 0.25%	(16,398)	(1,531)	—

Increase of 0.25% in inflation rate	26,342	1,601	2,132

Decrease of 0.25% in inflation rate	(25,490)	(1,531)	(2,044)

Increase of one year in life expectancy	20,884	3,325	384

Decrease of one year in life expectancy	(20,824)	(2,938)	(406)

The sensitivity analysis above has been based on a method that extrapolates the impact on the defined benefit obligations as a result of reasonable changes in key assumptions occurring at the end of the year.

The weighted average duration of the defined benefit obligations are as follows:

	Year ended September 30
	2020	2019
	(in years)

U.K.	18	18

Germany	14	14

France	14	14

Other	12	13

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The Company expects to contribute $7,903,000 to defined benefit plans during the next year, of which $1,657,000 relates to the U.K. plans, and $6,246,000 relates to the other plans. The contributions will include funding payments and new benefit accruals.

DEFINED CONTRIBUTION PLANS

The Company also operates defined contribution pension plans. In some countries, contributions are made into the state pension plans. The pension cost for defined contribution plans amounted to $228,998,000 in 2020 ($221,063,000 in 2019).

In addition, in Sweden, the Company contributes to a multi-employer plan, Alecta SE (Alecta) pension plan, which is a defined benefit pension plan. This pension plan is classified as a defined contribution plan as sufficient information is not available to use defined benefit accounting. Alecta lacks the possibility of establishing an exact distribution of assets and provisions to the respective employers. The Company’s proportion of the total contributions to the plan is 0.40% and the Company’s proportion of the total number of active members in the plan is 0.50%.

Alecta uses a collective funding ratio to determine the surplus or deficit in the pension plan. Any surplus or deficit in the plan will affect the amount of future contributions payable. The collective funding is the difference between Alecta’s assets and the commitments to the policy holders and insured individuals. The collective solvency is normally allowed to vary between 125% and 175%. As at September 30, 2020, Alecta collective funding ratio was 144% (142% in 2019). The plan expense was $30,269,000 in 2020 ($32,512,000 in 2019). The Company expects to contribute $25,709,000 to the plan during the next year.

OTHER BENEFIT PLANS

As at September 30, 2020, the deferred compensation liability totaled $82,221,000 ($63,838,000 as at September 30, 2019) (Note 15) and the deferred compensation assets totaled $73,156,000 ($62,627,000 as at September 30, 2019) (Note 11). The deferred compensation liability is mainly related to plans covering some of its U.S. and German management. Some of the plans include assets that will be used to fund the liabilities.

For the deferred compensation plan in the U.S., a trust was established so that the plan assets could be segregated; however, the assets are subject to the Company’s general creditors in the case of bankruptcy. The assets composed of investments vary with employees’ contributions and changes in the value of the investments. The change in liabilities associated with the plan is equal to the change of the assets. The assets in the trust and the associated liabilities totaled $72,743,000 as at September 30, 2020 ($62,247,000 as at September 30, 2019).

FISCAL 2020 RESULTS — 109

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

18. Accumulated other comprehensive income

	As at	As at
	September 30, 2020	September 30, 2019
	$	$

Items that will be reclassified subsequently to net earnings:

Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $56,239 ($63,579 as at September 30, 2019)	1,002,804	596,358

Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $63,692 ($67,165 as at September 30, 2019)	(417,462)	(426,376)

Deferred gains (costs) of hedging on cross-currency swaps, net of accumulated income tax expense of $4,049 (net of accumulated income tax recovery $1,113 as at September 30, 2019)	14,053	(4,091)

Net unrealized (losses) gains on cash flow hedges, net of accumulated income tax recovery of $2,554 (net of accumulated income tax expense of $13,003 as at September 30, 2019)	(5,935)	24,157

Net unrealized gains on financial assets at fair value through other comprehensive income, net of accumulated income tax expense of $1,291 ($352 as at September 30, 2019)	4,340	1,486

Items that will not be reclassified subsequently to net earnings:

Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $18,920 ($8,698 as at September 30, 2019)	(52,090)	(14,840)
	545,710	176,694

For the year ended September 30, 2020, $5,616,000 of the net unrealized gains on cash flow hedges, net of income tax expense of $1,648,000, previously recognized in other comprehensive income were reclassified in the consolidated statements of earnings

($8,306,000, net of income tax expense of $4,311,000, for the year ended September 30, 2019).

For the year ended September 30, 2020, $10,268,000 of the deferred gains of hedging on cross-currency swaps, net of income tax expense of $3,702,000, were also reclassified in the consolidated statements of earnings (deferred costs of $5,203,000, net of income tax recovery of $1,113,000, for the year ended September 30, 2019).

19.	Capital stock

The Company’s authorized share capital is comprised of an unlimited number, all without par value, of:

–

First preferred shares, issuable in series, carrying one vote per share, each series ranking equal with other series, but prior to second preferred shares, Class A subordinate voting shares and Class B multiple voting shares with respect to the payment of dividends;

–

Second preferred shares, issuable in series, non-voting, each series ranking equal with other series, but prior to Class A subordinate voting shares and Class B multiple voting shares with respect to the payment of dividends;

–

Class A subordinate voting shares, carrying one vote per share, participating equally with Class B multiple voting shares with respect to the payment of dividends and convertible into Class B multiple voting shares under certain conditions in the event of certain takeover bids on Class B multiple voting shares; and

–

Class B multiple voting shares, carrying ten votes per share, participating equally with Class A subordinate voting shares with respect to the payment of dividends and convertible at any time at the option of the holder into Class A subordinate voting shares.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

19.	Capital stock (continued)

For the fiscal years 2020 and 2019, the number of issued and outstanding Class A subordinate voting shares and Class B multiple voting shares varied as follows:

	Class A subordinate voting shares		Class B multiple voting shares			Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$

As at September 30, 2018	250,425,114	1,978,210	28,945,706	40,382	279,370,820	2,018,592

Issued upon exercise of stock options[1]	1,942,580	77,773	—	—	1,942,580	77,773

PSUs exercised[2]	—	7,651	—	—	—	7,651

Purchased and cancelled[3]	(12,510,232)	(169,299)	—	—	(12,510,232)	(169,299)

Purchased and held in trusts[4]	—	(30,740)	—	—	—	(30,740)

As at September 30, 2019	239,857,462	1,863,595	28,945,706	40,382	268,803,168	1,903,977

Issued upon exercise of stock options[1]	1,438,877	69,420	—	—	1,438,877	69,420

PSUs exercised[2]	—	9,078	—	—	—	9,078

Purchased and cancelled[3]	(10,605,464)	(165,315)	—	—	(10,605,464)	(165,315)

Purchased and held in trusts[4]	—	(55,287)	—	—	—	(55,287)

As at September 30, 2020	230,690,875	1,721,491	28,945,706	40,382	259,636,581	1,761,873

[1]

The carrying value of Class A subordinate voting shares includes $12,269,000 ($14,070,000 for the year ended September 30, 2019), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the year.

[2]

During the year ended September 30, 2020, 157,788 PSUs were exercised (160,694 during the year ended September 30, 2019) with a recorded value of $9,078,000 ($7,651,000 during the year ended September 30, 2019) that was removed from contributed surplus. As at September 30, 2020, 1,243,022 Class A subordinate voting shares were held in trusts under the PSU plans (875,480 as at September 30, 2019).

[3]

On January 29, 2020, the Company’s Board of Directors authorized and subsequently received the regulatory approval from the Toronto Stock Exchange (TSX), for the renewal of the Normal Course Issuer Bid (NCIB) for the purchase for cancellation of up to 20,149,100 Class A subordinate voting shares on the open market through the TSX, the New York Stock Exchange (NYSE) and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares are available for purchase for cancellation commencing on February 6, 2020 until no later than February 5, 2021, or on such earlier date when the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB or decided not to make any further purchases for cancellation under it.

During the year ended September 30, 2020, the Company purchased for cancellation 6,008,905 Class A subordinate voting shares from the Caisse de dépôt et placement du Québec for a cash consideration of $600,000,000 (5,158,362 and $500,000,000, respectively during the year ended September 30, 2019). The excess of the purchase price over the carrying value in the amount of $471,455,000 was charged to retained earnings ($389,651,000 during the year ended September 30, 2019). The purchase was made pursuant to an exemption order issued by the Autorité des marchés financiers and is considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.

In addition, during the year ended September 30, 2020, the Company purchased for cancellation 4,596,559 Class A subordinate voting shares (7,301,870 during the year ended September 30, 2019) under its previous and current NCIB for a cash consideration of $443,517,000 ($626,075,000 during the year ended September 30, 2019) and the excess of the purchase price over the carrying value in the amount of $406,747,000 ($567,125,000 during the year ended September 30, 2019) was charged to retained earnings.

[4]

During the year ended September 30, 2020, the trustees, in accordance with the terms of the PSU plans and Trust Agreements, purchased 525,331 Class A subordinate voting shares of the Company on the open market (374,995 during the year ended September 30, 2019) for a cash consideration of $55,287,000 ($30,740,000 during the year ended September 30, 2019).

FISCAL 2020 RESULTS — 111

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

20.	Share-based payments

a)	Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate voting shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate voting shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of performance objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2020, 24,442,509 Class A subordinate voting shares were reserved for issuance under the stock option plan.

The following table presents information concerning the outstanding stock options granted by the Company:

		2020		2019
	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
		$		$

Outstanding, beginning of year	9,891,592	54.64	12,830,826	52.01

Granted	913,560	110.65	52,735	82.59

Exercised (Note 19)	(1,438,877)	39.72	(1,942,580)	32.81

Forfeited	(431,223)	84.50	(1,045,783)	64.11

Expired	(955)	74.55	(3,606)	34.79

Outstanding, end of year	8,934,097	61.33	9,891,592	54.64

Exercisable, end of year	5,748,402	49.02	5,460,470	41.32

The weighted average share price at the date of exercise for stock options exercised in 2020 was $99.79 ($93.68 in 2019).

The following table summarizes information about the outstanding stock options granted by the Company as at September 30, 2020:

		Options outstanding		Options exercisable
Range of exercise price	Number of options	Weighted average remaining contractual life	Weighted average exercise price	Number of options	Weighted average exercise price
$		(in years)	$		$

14.48 to 38.79	1,945,743	2.70	29.83	1,945,743	29.83

39.47 to 50.94	1,356,156	4.68	45.21	1,356,156	45.21

52.63 to 63.72	3,235,718	6.43	63.00	2,019,298	62.87

67.04 to 87.65	1,523,387	7.92	84.05	426,416	82.94

102.79 to 110.73	873,093	9.17	110.70	789	102.79
	8,934,097	5.87	61.33	5,748,402	49.02

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

20.	Share-based payments (continued)

a)	Stock options (continued)

The weighted average fair value of stock options granted in the year and the weighted average assumptions used in the calculation of their fair value on the date of grant using the Black-Scholes option pricing model were as follows:

	Year ended September 30
	2020	2019
Grant date fair value ($)	17.71	16.24

Dividend yield (%)	0.00	0.00

Expected volatility (%)[1]	16.60	19.79

Risk-free interest rate (%)	1.55	2.26

Expected life (years)	4.00	4.00

Exercise price ($)	110.65	82.59

Share price ($)	110.65	82.59

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock options.

b)	Performance share units

The Company operates two PSU plans with similar terms and conditions. Under both plans, the Board of Directors may grant PSUs to certain employees and officers which entitle them to receive one Class A subordinate voting share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Conditionally upon achievement of performance objectives, granted PSUs under the first plan vest annually over a period of four years from the date of the grant and granted PSUs under the second plan vest at the end of the four-year period.

Class A subordinate voting shares purchased in connection with the PSU plans are held in trusts for the benefit of the participants. The trusts, considered as structured entities, are consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 19).

The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2018	658,732

Granted[1]	472,187

Exercised (Note 19)	(160,694)

Forfeited	(108,740)
Outstanding as at September 30, 2019	861,485

Granted[1]	607,342

Exercised (Note 19)	(157,788)

Forfeited	(79,569)
Outstanding as at September 30, 2020	1,231,470

[1]	The PSUs granted in 2020 had a grant date fair value of $107.39 per unit ($83.24 in 2019).

c)	Share purchase plan

Under the share purchase plan, the Company contributes an amount equal to a percentage of the employee’s basic contribution, up to a maximum of 3.50%. An employee may make additional contributions in excess of the basic contribution. However, the Company does not match contributions in the case of such additional contributions. The employee and Company’s contributions are remitted to an independent plan administrator who purchases Class A subordinate voting shares on the open market on behalf of the employee through either the TSX or NYSE.

FISCAL 2020 RESULTS — 113

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

20.	Share-based payments (continued)

d)	Deferred share unit plan

External members of the Board of Directors (participants) are entitled to receive part or their entire retainer fee in DSUs. DSUs are granted with immediate vesting and must be exercised no later than December 15 of the calendar year immediately following the calendar year during which the participant ceases to act as a director. Each DSU entitles the holder to receive a cash payment equal to the closing price of Class A subordinate voting shares on the TSX on the payment date. As at September 30, 2020, the number of outstanding DSUs was 152,743 (137,571 DSUs as at September 30, 2019).

e)	Share-based payment costs

The share-based payment expense recorded in costs of services, selling and administrative is as follows:

	Year ended September 30
	2020	2019
	$	$

Stock options	16,378	21,674

PSUs	20,979	17,766

Share purchase plan	127,983	115,287

DSUs	(607)	3,334
	164,733	158,061

21.	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

			2020			2019
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$

Basic	1,117,862	262,005,521	4.27	1,263,207	272,719,309	4.63

Net effect of dilutive stock options and PSUs[2]		4,098,541			5,066,415
	1,117,862	266,104,062	4.20	1,263,207	277,785,724	4.55

[1]

During the year ended September 30, 2020, 10,605,464 Class A subordinate voting shares purchased for cancellation and 1,243,022 Class A subordinate voting shares held in trust were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction (12,460,232 and 875,480, respectively during the year ended September 30, 2019).

[2]	The calculation of the diluted earnings per share excluded 876,213 stock options for the year ended September 30, 2020 (1,716,774 for the year ended September 30, 2019), as they were anti-dilutive.

22.	Remaining performance obligations

Remaining performance obligations relates to Company’s performance obligations that are partially or fully unsatisfied under fixed-fee arrangements.

The amount of the selling price allocated to remaining performance obligations as at September 30, 2020 is $824,854,000

($964,052,000 as at September 30, 2019) and is expected to be recognized as revenue within a weighted average of 1.4 years (1.6 years as at September 30, 2019).

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

23.	Costs of services, selling and administrative

	Year ended September 30
	2020	2019
	$	$

Salaries and other member costs[1]	7,264,839	7,158,588

Professional fees and other contracted labour	1,355,065	1,439,915

Hardware, software and data center related costs	800,496	873,158

Property costs	259,306	363,812

Amortization, depreciation and impairment (Note 24)	556,061	388,087

Other operating expenses	66,301	60,447

	10,302,068	10,284,007

[1]	Net of R&D and other tax credits of $160,335,000 in 2020 ($171,389,000 in 2019).

24.	Amortization, depreciation and impairment

	Year ended September 30
	2020	2019
	$	$

Depreciation of PP&E (Note 6)	156,590	159,264

Depreciation of right-of-use assets (Note 7)	168,239	—

Impairment of right-of-use assets (Note 7)	3,269	—

Amortization of contract costs related to transition costs	55,905	64,263

Impairment of contract costs related to transition costs	4,047	—

Amortization of intangible assets (Note 9)	157,378	164,560

Impairment of intangible assets (Note 9)	10,633	—

Included in costs of services, selling and administrative (Note 23)	556,061	388,087

Amortization of contract costs related to incentives (presented as a reduction of revenue)	2,535	2,919

Amortization of deferred financing fees (presented in finance costs)	890	1,012

Amortization of premiums and discounts on investments related to funds held for clients (presented net as a reduction of revenue)	79	283

Impairment of PP&E (presented in restructuring costs) (Note 6 and 25)	1,035	—

Impairment of right-of-use assets (presented in restructuring costs) (Note 7 and 25)	5,092	—

	565,692	392,301

25.	Restructuring costs

During the year ended September 30, 2020, the Company incurred restructuring costs related to terminations of employment primarily in France, Canada and Germany, in relation with the COVID-19 impacts.

During the year ended September 30, 2020, the Company also announced a restructuring plan mainly for the closure of the Brazil operations, the refocusing of the Portugal infrastructure business towards nearshore delivery and the optimization of the Sweden infrastructure business.

The Company recorded $155,411,000 of restructuring costs during the year ended September 30, 2020 (nil during the year ended September 30, 2019).

This amount includes restructuring costs for terminations of employment of $144,202,000, accounted for in restructuring provisions, impairment of PP&E of $1,035,000 (Notes 6 and 24), impairment of right-of-use assets of $5,092,000 (Note 24), as well as other restructuring costs of $5,082,000.

FISCAL 2020 RESULTS — 115

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

26.	Net finance costs

	Year ended September 30
	2020	2019
	$	$

Interest on long-term debt	75,667	63,312

Interest on lease liabilities (Note 3)	33,017	—

Net interest costs on net defined benefit obligations or assets (Note 17)	1,876	3,813

Other finance costs	9,029	15,071

Finance costs	119,589	82,196

Finance income	(5,115)	(11,566)

	114,474	70,630

27.	Investments in subsidiaries

a)	Business acquisitions realized in current fiscal year

The Company made the following significant acquisitions during the year ended September 30, 2020:

–

On December 18, 2019, the Company acquired all of the outstanding shares of SCISYS Group Plc (SCISYS), for a purchase price of $130,260,000. Predominantly based in United Kingdom and Germany, SCISYS operates in several sectors, with deep expertise and industry leading solutions in the space and defense sectors, as well as in the media and broadcast news industries, headquartered in Dublin, Ireland.

–

On January 20, 2020, the Company acquired all of the outstanding shares of Meti Logiciels et Services SAS (Meti), for a purchase price of $43,404,000. Based in France, Meti is specialized in the development of software solutions for the retail sector across Europe and works with some of Europe’s largest retailers.

–

On March 31, 2020, the Company acquired all of the outstanding shares of TeraThink Corporation (TeraThink), for a purchase price of $99,388,000. Based in the United States, TeraThink is an information technology and management consulting firm providing digitization, enterprise finance, risk management, and data analytics services to the U.S. federal government and is headquartered in Reston, Virginia.

The following table presents the fair value of assets acquired and liabilities assumed for all acquisitions based on the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed:

	SCISYS	TeraThink	Other	Total
	$	$	$	$

Current assets	28,461	14,227	12,995	55,683

PP&E (Note 6)	16,893	1,369	638	18,900

Right-of-use assets (Note 7)	3,362	4,228	4,269	11,859

Intangible assets (Note 9)	16,837	19,025	10,661	46,523

Goodwill[1] (Note 12)	144,712	86,642	37,683	269,037

Current liabilities	(68,254)	(13,910)	(14,414)	(96,578)

Deferred tax liabilities	(3,030)	—	(1,507)	(4,537)

Retirement benefits obligations (Note 17)	—	—	(1,068)	(1,068)

Long-term debt	(10,880)	(9,732)	(122)	(20,734)

Lease liabilities	(4,336)	(4,935)	(4,321)	(13,592)

	123,765	96,914	44,814	265,493

Cash acquired	6,495	2,474	7,035	16,004

Net assets acquired	130,260	99,388	51,849	281,497

Consideration paid	130,260	99,388	51,849	281,497
[1]

The goodwill arising from the acquisitions mainly represents the future economic value associated to acquired work force and synergies with the Company’s operations. As at September 30, 2020, $32,272,000 of the goodwill is included in the Western and Southern Europe operating segment, $5,411,000 in the Canada operating segment, $86,642,000 in the U.S. Federal operating segment, $53,170,000 in the U.K and Australia operating segment and $91,542,000 in the Central and Eastern Europe operating segment. The goodwill is only deductible for tax purposes for TeraThink.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

27.	Investments in subsidiaries (continued)

a)	Business acquisitions realized in current fiscal year (continued)

The fair value of assets acquired and liabilities assumed for SCISYS, TeraThink and Meti are preliminary and are expected to be completed as soon as management will have gathered all the information available and considered necessary in order to finalize this allocation.

For the year ended September 30, 2020, the above significant acquisitions would have contributed approximately $250,000,000 of revenues and individually between 6.0% and 10.5% of earnings before acquisition-related and integration costs, and income taxes to the financial results of the Company had the acquisition dates been October 1, 2019. These figures are indicative of the actual contribution when considering the specific dates of acquisition.

With significant strategic consulting, system integration and customer-centric digital innovation capabilities, these acquisitions were made to complement CGI’s proximity model and expertise across key sectors, including communications, retail, space and defense and government.

b)	Business acquisitions realized in the prior fiscal year

The Company made the following acquisitions during the year ended September 30, 2019:

–

On October 11, 2018, the Company acquired all outstanding shares of ckc AG (ckc), a specialized provider of agile software development and management services, with a focus on the automotive sector, headquartered in Brunswick, Germany.

–

During the year, the Company acquired the control of Acando AB (Acando), a consulting services firm headquartered in Stockholm, Sweden, through a step acquisition. In March 2019, the Company acquired 22.6% of the outstanding shares of Acando which was accounted for as an investment in an associate using the equity method. On April 16, 2019, the Company acquired control of Acando through the acquisition of an additional 71.1% of the outstanding shares under a tender offer and by May 14, 2019, an additional 2.4% was acquired. The remaining 3.9% of the outstanding shares, which are included in accounts payable and accrued liabilities in the consolidated balance sheet, were acquired on October 11, 2019.

–

On August 30, 2019, the Company acquired all outstanding shares of Annams Systems Corporation d/b/a Sunflower Systems (Sunflower), a specialized provider of asset management software, solutions and services, headquartered in San Ramon, California.

With strategic consulting, system integration and customer-centric digital innovation capabilities, these acquisitions were made to complement CGI’s proximity model and expertise across key sectors, including manufacturing, retail and government.

FISCAL 2020 RESULTS — 117

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

27.	Investments in subsidiaries (continued)

b)	Business acquisitions realized in the prior fiscal year (continued)

The following table presents the fair value of assets acquired and liabilities assumed for all the above acquisitions based on the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed. During the year ended September 30, 2019, the Company finalized the fair value of assets acquired and liabilities assumed for ckc. The fair value of assets acquired and liabilities assumed for Acando and Sunflower were preliminary.

	Acando	Other	Total
	$	$	$

Current assets	105,298	14,674	119,972

PP&E (Note 6)	6,404	1,271	7,675

Intangible assets (Note 9)	102,889	9,855	112,744

Goodwill[1]	555,921	31,916	587,837

Current liabilities	(120,746)	(12,735)	(133,481)

Deferred tax liabilities	(25,966)	(1,324)	(27,290)

Retirement benefits obligations (Note 17)	(6,550)	(1,444)	(7,994)

Long-term debt	(9,828)	—	(9,828)

	607,422	42,213	649,635

Cash acquired	16,348	(2,481)	13,867

Net assets acquired	623,770	39,732	663,502

Consideration paid	599,744	37,738	637,482

Consideration payable	24,026	1,994	26,020

[1]

The goodwill arising from the acquisitions mainly represents the future economic value associated to acquired work force and synergies with the Company’s operations. As at September 30, 2019, $465,209,000 of the goodwill is included in the Scandinavia operating segment, $90,943,000 in the Central and Eastern Europe operating segment, $17,730,000 in the Finland, Poland and Baltics operating segment and $13,955,000 in the U.S. Federal operating segment. The goodwill is only deductible for tax purposes for Sunflower.

During fiscal year 2019, the Company acquired 96.1% of the outstanding shares of Acando and the remaining 3.9% on October 11, 2019 for $23,123,000. During the year ended September 30, 2020, the Company finalized the fair value of assets acquired and liabilities assumed for Acando and Sunflower with no significant adjustments.

c)	Acquisition-related and integration costs

During the year ended September 30, 2020, the Company expensed $76,794,000, for acquisition-related and integration costs. This amount includes acquisition-related costs of $6,545,000, and integration costs of $70,249,000. The acquisition-related costs consist mainly of professional fees incurred for the acquisitions. The integration costs mainly include terminations of employment of $49,390,000, accounted for in restructuring provisions, as well as other integration costs of $20,859,000.

During the year ended September 30, 2019, the Company expensed $77,417,000, for acquisition-related and integration costs. This amount included acquisition-related costs of $1,992,000, and integration costs of $75,425,000. The acquisition-related costs consist mainly of professional fees incurred for the acquisitions. The integration costs mainly include terminations of employment of $56,268,000, accounted for in restructuring provisions, as well as other integration costs of $19,157,000.

d)	Disposal

There was no significant disposal during the years ended September 30, 2020 and 2019.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

28.	Supplementary cash flow information

a) Net change in non-cash working capital items is as follows for the years ended September 30:

	2020	2019
	$	$

Accounts receivable	225,441	205,549

Work in progress	79,809	(161,031)

Prepaid expenses and other assets	21,342	(22,238)

Long-term financial assets	(12,081)	(3,547)

Accounts payable and accrued liabilities	(106,828)	(54,822)

Accrued compensation	(17,472)	13,112

Deferred revenue	(48,264)	(22,659)

Provisions	76,671	737

Long-term liabilities	59,822	19,353

Retirement benefits obligations	(4,022)	(2,814)

Derivative financial instruments	373	(271)

Income taxes	(56,627)	(27,620)

	218,164	(56,251)

b) Non-cash operating and investing activities related to operations are as follows for the years ended September 30:

	2020	2019
	$	$
Operating activities

Accounts payable and accrued liabilities	4,788	14,573

Provisions	690	2,512

	5,478	17,085
Investing activities

Purchase of PP&E	(4,698)	(14,913)

Additions, disposals/retirements and change in estimates and lease modifications of right-of-use assets	(102,584)	—

Additions to intangible assets	(780)	(14,267)

	(108,062)	(29,180)

FISCAL 2020 RESULTS — 119

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

28.	Supplementary cash flow information (continued)

c) Changes arising from financing activities are as follows for the years ended September 30:

			2020		2019
	Long-term debt	Derivative financial instruments to hedge long-term debt	Lease liabilities	Long-term debt	Derivative financial instruments to hedge long-term debt
	$	$	$	$	$

Balance, beginning of year	2,331,207	(29,894)	—	1,800,893	43,217

Adoption of IFRS 16 (Note 3)	(30,339)	—	911,525	—	—

Balance as at October 1, 2019	2,300,868	(29,894)	911,525	1,800,893	43,217

Cash used in financing activities excluding equity

Net change in unsecured committed revolving credit facility	(334,370)	—	—	139,575	—

Increase of long-term debt	1,807,167	—	—	686,810	—

Repayment of long-term debt and lease liabilities	(106,496)	—	(175,320)	(355,406)	—

Repayment of debt assumed in business acquisitions	(28,281)	—	—	(2,141)	—

Settlement of derivative financial instruments (Note 32)	—	(3,903)	—	—	(554)

Non-cash financing activities

Additions, disposals/retirements and change in estimates and lease modifications of right-of-use assets (New obligations under finance leases for 2019)	—	—	102,584	12,095	—

Additions through business acquisitions (Note 27)	19,333	—	13,592	9,828	—

Changes in foreign currency exchange rates	(77,126)	66,031	31,766	25,304	(72,557)

Other	6,000	—	(7,777)	14,249	—
Balance, end of year	3,587,095	32,234	876,370	2,331,207	(29,894)

d) Interest paid and received and income taxes paid are classified within operating activities and are as follows for the years ended September 30:

	2020	2019
	$	$

Interest paid	180,453	102,108

Interest received	5,116	3,080

Income taxes paid	390,867	386,953

e) Cash and cash equivalents consisted of unrestricted cash as at September 30, 2020 and 2019.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

29.	Segmented information

The following tables present information on the Company’s operations based on its revised management structure. Segment results are based on the location from which the services are delivered - the geographic delivery model. The Company has retrospectively revised the segmented information for the comparative period to conform to the new segmented information structure (Note 12).

									Year ended September 30, 2020
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	1,911,477	1,863,467	1,686,269	1,712,244	1,358,469	1,212,196	1,104,121	777,152	674,946	(136,226)	12,164,115
Segment earnings before acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense[1]	264,009	295,795	364,424	221,793	215,924	122,548	57,231	120,959	200,263	—	1,862,946

Acquisition-related and integration costs (Note 27)											(76,794)

Restructuring costs (Note 25)											(155,411)

Net finance costs (Note 26)											(114,474)
Earnings before income taxes											1,516,267

[1]

Total amortization and depreciation of $558,675,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, U.K. and Australia, Central and Eastern Europe, Scandinavia, Finland, Poland and Baltics and Asia Pacific segments is $64,084,000, $89,150,000, $69,921,000, $47,443,000, $68,346,000, $84,592,000, $71,590,000, $39,055,000 and $24,494,000, respectively for the year ended September 30, 2020. Amortization includes impairments of $14,680,000 from business solutions and contract costs which are mainly included in U.S. Commercial and State Government for $3,396,000 of business solutions, Canada for $3,589,000 of business solutions and Finland, Poland and Baltics for $4,065,000 of contract costs and a business solution. These assets were no longer expected to generate future economic benefits.

									Year ended September 30, 2019
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	2,022,677	1,834,917	1,768,924	1,597,922	1,356,858	1,166,486	1,095,330	787,640	606,252	(125,770)	12,111,236
Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	275,535	333,210	359,089	230,054	185,290	100,244	76,648	118,771	146,154	—	1,824,995

Acquisition-related and integration costs (Note 27)											(77,417)

Net finance costs (Note 26)											(70,630)

Earnings before income taxes											1,676,948

[1]

Total amortization and depreciation of $391,289,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, U.K. and Australia, Central and Eastern Europe, Scandinavia, Finland, Poland and Baltics and Asia Pacific segments is $42,558,000, $73,647,000, $62,486,000, $27,433,000, $67,110,000, $37,314,000, $26,534,000, $38,968,000 and $15,239,000, respectively for the year ended September 30, 2019.

The accounting policies of each operating segment are the same as those described in Note 3, Summary of significant accounting policies. Intersegment revenue is priced as if the revenue was from third parties.

FISCAL 2020 RESULTS — 121

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

29.	Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue, for the years ended September 30:

	2020	2019
	$	$

Western and Southern Europe

France	1,672,355	1,761,861

Others	239,053	264,252

	1,911,408	2,026,113

U.S.[1]	3,637,070	3,474,418

Canada	1,820,265	1,881,364

U.K. and Australia

U.K.	1,508,719	1,480,627

Australia	63,708	75,268
	1,572,427	1,555,895

Central and Eastern Europe

Germany	718,166	655,713

Netherlands	465,340	463,633

Others	68,537	74,271

	1,252,043	1,193,617

Scandinavia

Sweden	835,682	854,565

Others	322,711	297,101
	1,158,393	1,151,666

Finland, Poland and Baltics

Finland	766,732	785,285

Others	37,269	37,179
	804,001	822,464

Asia Pacific

Others	8,508	5,699

	8,508	5,699

	12,164,115	12,111,236

[1]

External revenue included in the U.S Commercial and State Government and U.S. Federal operating segments was $1,902,661,000 and $1,734,409,000, respectively in 2020 ($1,853,154,000 and $1,621,264,000, respectively in 2019).

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

29.	Segmented information (continued)

GEOGRAPHIC INFORMATION (CONTINUED)

The following table provides information for PP&E, right-of-use assets (only as at September 30, 2020), contract costs and intangible assets based on their location:

	As at September 30, 2020	As at September 30, 2019
	$	$

U.S.	487,698	367,415

Canada	412,469	292,291

U.K.	138,391	103,803

France	137,307	45,501

Sweden	162,506	125,987

Finland	93,948	46,828

Germany	107,809	47,800

Netherlands	64,551	22,187

Rest of the world	195,970	86,796

	1,800,649	1,138,608

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company for the year ended September 30:

	2020	2019
	$	$
Systems integration and consulting	5,554,622	5,998,486
Management of IT and business functions	6,609,493	6,112,750
	12,164,115	12,111,236

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies, included within the U.S. Federal operating segment, accounted for $1,675,326,000 and 13.8% of revenues for the year ended September 30, 2020 ($1,554,933,000 and 12.8% for the year ended September 30, 2019).

FISCAL 2020 RESULTS — 123

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Related party transactions

a)	Transactions with subsidiaries and other related parties

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation. The Company owns 100% of the equity interests of its principal subsidiaries.

The Company’s principal subsidiaries whose revenues, based on the geographic delivery model, represent more than 3% of the consolidated revenues are as follows:

Name of subsidiary	Country of incorporation

CGI Technologies and Solutions Inc.	United States

CGI France SAS	France

CGI Federal Inc.	United States

CGI IT UK Limited	United Kingdom

CGI Information Systems and Management Consultants Inc.	Canada

Conseillers en gestion et informatique CGI Inc.	Canada

CGI Sverige AB	Sweden

CGI Deutschland B.V. & Co KG	Germany

CGI Suomi Oy	Finland

CGI Information Systems and Management Consultants Private Limited	India

CGI Nederland BV	Netherlands

b)	Compensation of key management personnel

Compensation of key management personnel, currently defined as the executive officers and the Board of Directors of the Company, was as follows for the year ended September 30:

	2020	2019
	$	$

Short-term employee benefits	14,462	22,185

Share-based payments	22,122	23,991

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Commitments, contingencies and guarantees

a)	Commitments

As at September 30, 2020, the Company entered into long-term service agreements representing a total commitment of $235,781,000. Minimum payments under these agreements are due as follows:

$

Less than one year	124,776

Between one and three years	110,790

Between three and five years	215

b)	Contingencies

From time to time, the Company is involved in legal proceedings, audits, litigation and claims which primarily relate to tax exposure, contractual disputes and employee claims arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts and will ultimately be resolved when one or more future events occur or fail to occur. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities. Claims for which there is a probable unfavourable outcome are recorded in provisions.

In addition, the Company is engaged to provide services under contracts with various government agencies. Some of these contracts are subject to extensive legal and regulatory requirements and, from time to time, government agencies investigate whether the Company’s operations are being conducted in accordance with these requirements. Generally, the governments agencies have the right to change the scope of, or terminate, these projects at its convenience. The termination or reduction in the scope of a major government contract or project could have a materially adverse effect on the results of operations and the financial condition of the Company.

c)	Guarantees

Sale of assets and business divestitures

In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in contractual obligations, representations and warranties, intellectual property right infringement and litigation against counterparties, among others. While some of the agreements specify a maximum potential exposure, others do not specify a maximum amount or limited period. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2020. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

Other transactions

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at September 30, 2020, the Company had committed a total of $32,130,000 of these bonds. To the best of its knowledge, the Company is in compliance with its performance obligations under all service contracts for which there is a bid or performance bond, and the ultimate liability, if any, incurred in connection with these guarantees, would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.

Moreover, the Company has letters of credit for a total of $76,795,000 in addition to the letters of credit covered by the unsecured committed revolving credit facility (Note 14). These guarantees are required in some of the Company’s contracts with customers.

FISCAL 2020 RESULTS — 125

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Financial instruments

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Valuation techniques used to value financial instruments are as follows:

-

The fair value of Senior U.S. and euro unsecured notes, the unsecured committed revolving credit facility, the unsecured committed term loan credit facilities and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-

The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm’s-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-

The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated cash flows;

-	The fair value of cash and cash equivalents is determined using observable quotes; and

-	The fair value of deferred compensation plan assets within long-term financial assets is based on observable price quotations and net assets values at the reporting date.

As at September 30, 2020, there were no changes in valuation techniques.

The following table presents the financial liabilities included in the long-term debt (Note 14) measured at amortized cost categorized using the fair value hierarchy.

		As at September 30, 20120		As at September 30, 2019
	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$

Senior U.S. and euro unsecured notes	Level 2	1,211,965	1,297,632	1,256,554	1,330,809

Obligations under finance leases	Level 2	—	—	30,339	29,792

Other long-term debt	Level 2	44,842	43,536	48,005	46,743

		1,256,807	1,341,168	1,334,898	1,407,344

For the remaining financial assets and liabilities measured at amortized cost, the carrying values approximate the fair values of the financial instruments given their short term maturity.

During the year ended September 30, 2020, the Company entered into the 2020 Term Loan for a total principal amount of U.S. $1,250,000,000. The 2020 Term Loan was designated as a hedge of a portion of the Company’s net investment in its U.S. operations.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at September 30, 2020	As at September 30, 2019
		$	$

Financial assets

FVTE
Cash and cash equivalents	Level 2	1,707,985	213,831
Deferred compensation plan assets (Note 11)	Level 1	73,156	62,627
		1,781,141	276,458

Derivative financial instruments designated as hedging instruments
Current derivative financial instruments included in current financial assets	Level 2
Cross-currency swaps		—	4,243
Foreign currency forward contracts		17,027	25,799
Long-term derivative financial instruments (Note 11)	Level 2
Cross-currency swaps		25,362	45,193
Foreign currency forward contracts		8,636	25,069
Interest rate swaps		6,180	1,380
		57,205	101,684

FVOCI
Short-term investments included in current financial assets	Level 2	1,473	9,889
Long-term bonds included in funds held for clients (Note 5)	Level 2	148,470	180,289
Long-term investments (Note 11)	Level 2	22,612	24,596
		172,555	214,774

Financial liabilities

Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2
Cross-currency swaps		5,320	2,982
Foreign currency forward contracts		3,008	1,920
Long-term derivative financial instruments	Level 2
Cross-currency swaps		52,275	16,560
Foreign currency forward contracts		4,347	1,762
		64,950	23,224

There have been no transfers between Level 1 and Level 2 for the years ended September 30, 2020 and 2019.

FISCAL 2020 RESULTS — 127

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Financial instruments (continued)

MARKET RISK

Market risk incorporates a range of risks. Movements in risk factors, such as interest rate risk and currency risk, affect the fair values of financial assets and liabilities.

Interest rate risk

The Company has interest rate swaps whereby the Company receives a fixed rate of interest and pays interest at a variable rate of its Senior U.S. unsecured note. These swaps are being used to hedge the exposure to changes in the fair value of the debt. The following table summarizes the fair value of theses swaps:

						As at September 30, 2020	As at September 30, 2019
Interest rate swaps	Notional amount		Receive Rate	Pay Rate	Maturity	Fair value	Fair value
						$	$
Fair value hedges of Senior U.S. unsecured note	U.S.$	250,000	4.99%	LIBOR 1 month + 3.26%	December 2021	6,180	1,380

Senior U.S. unsecured note with a carrying value of $339,682,000, includes an accumulated amount of fair value hedge adjustments of $6,470,000 as at September 30, 2020.

In addition, the Company designates cross-currency interest rate swaps as cash flow hedges for changes in both interest rates and foreign exchange rates of foreign currency denominated long-term debt as described below.

The Company is also exposed to interest rate risk on its unsecured committed revolving credit facility and on its 2020 Term Loan.

The Company analyzes its interest rate risk exposure on an ongoing basis using various scenarios to simulate refinancing or the renewal of existing positions. Based on these scenarios, a change in the interest rate of 1% would not have had a significant impact on net earnings.

Currency risk

The Company operates internationally and is exposed to risk from changes in foreign currency exchange rates. The Company mitigates this risk principally through foreign currency denominated debt and derivative financial instruments, which includes foreign currency forward contracts and cross-currency swaps.

The Company hedges a portion of the translation of the Company’s net investments in its U.S. and European operations into Canadian dollar, with Senior U.S. and euro unsecured notes and the 2020 Term Loan. As of September 30, 2020, the Senior U.S. and euro unsecured notes and the 2020 Term Loan of a carrying value of $2,316,639,000 and a nominal amount of $2,311,425,000 have been designated as hedging instruments to hedge portions of the Company’s net investments in its U.S. and European operations.

The Company also hedges a portion of the translation of the Company’s net investments in its European operations with cross-currency swaps.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Financial instruments (continued)

MARKET RISK (CONTINUED)

Currency risk (continued)

The following tables summarize the cross-currency swap agreements that the Company had entered into in order to manage its currency:

					As at September 30, 2020	As at September 30, 2019
Receive Notional	Receive Rate	Pay Notional	Pay rate	Maturity	Fair value	Fair value
					$	$
Hedges of net investments in European operations
$374,200	From 3.40% to 3.81%	€240,800	From 2.10% to 2.51%	From September 2021 to 2024	189	19,305

$136,274	From 3.57% to 3.63%	£75,842	From 2.67% to 2.80%	September 2024	8,977	12,511

$58,419	From 3.57% to 3.68%	Skr371,900	From 2.12% to 2.18%	September 2024	5,359	7,995
Hedges of net investments in European operations and cash flow hedges on unsecured committed term loan credit facility
U.S.$500,000	LIBOR 1 month + 1.00%	€443,381	From 1.13% to 1.17%	December 2023	(45,599)	(3,627)
Cash flow hedges of Senior U.S. unsecured notes
U.S.$420,000	From 3.74% to 4.06%	$568,893	From 3.40% to 3.81%	From September 2021 to 2024	(1,159)	(6,290)

Total					(32,233)	29,894

During the year ended September 30, 2020, the Company settled cross-currency swaps with a notional amount of $69,300,000 for a net amount of $3,903,000. The related amounts recognized in accumulated other comprehensive income will be transferred to earnings when the net investment is disposed of.

The Company enters into foreign currency forward contracts to hedge the variability in various foreign currency exchange rates on future revenues. Hedging relationships are designated and documented at inception and quarterly effectiveness assessments are performed during the year.

As at September 30, 2020, the Company held foreign currency forward contracts to hedge exposures to changes in foreign currency, which have the following notional, average contract rates and maturities:

		Average contract rates		As at September 30, 2020	As at September 30, 2019
Foreign currency forward contracts	Notional	Less than one year	More than one year	Fair value	Fair value
				$	$
USD/INR	U.S.$146,778	75.30	80.89	2,473	1,498
CAD/INR	$288,942	57.94	61.59	6,196	11,687
EUR/INR	€107,190	91.92	95.77	4,731	14,985
GBP/INR	£86,833	100.26	105.18	4,522	11,929
SEK/INR	Skr248,637	8.61	8.79	477	3,945
EUR/GBP	€39,291	0.90	0.90	(1,210)	(311)
EUR/MAD	€47,010	11.60	11.46	2,534	4,416
EUR/CZK	€27,456	26.09	26.69	(1,039)	243
EUR/SEK	€30,773	10.45	10.70	120	(1,828)
Others	$74,054			(496)	622
Total				18,308	47,186

FISCAL 2020 RESULTS — 129

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Financial instruments (continued)

MARKET RISK (CONTINUED)

Currency risk (continued)

The following table details the Company’s sensitivity to a 10% strengthening of the Swedish krona, the U.S. dollar, the euro and the British pound foreign currency rates on net earnings and comprehensive income. The sensitivity analysis on net earnings presents the impact of foreign currency denominated financial instruments and adjusts their translation at period end for a 10% strengthening in foreign currency rates. The sensitivity analysis on other comprehensive income presents the impact of a 10% strengthening in foreign currency rates on the fair value of foreign currency forward contracts designated as cash flow hedges and on net investment hedges.

				2020				2019
	Swedish krona impact	U.S. dollar impact	euro impact	British pound impact	Swedish krona impact	U.S. dollar impact	euro impact	British pound impact
	$	$	$	$	$	$	$	$
Increase in net earnings	317	1,215	190	931	875	2,333	167	2,166

Decrease in other comprehensive income (loss)	(11,047)	(233,182)	(116,136)	(29,080)	(7,724)	(65,034)	(109,838)	(24,736)

LIQUIDITY RISK

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due or can do so only at excessive cost. The Company’s activities are financed through a combination of the cash flows from operations, borrowing under existing unsecured committed revolving credit facility, the issuance of debt and the issuance of equity. One of management’s primary goals is to maintain an optimal level of liquidity through the active management of the assets and liabilities as well as the cash flows. The Company regularly monitors its cash forecasts to ensure it has sufficient flexibility under its available liquidity to meet its obligations.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Financial instruments (continued)

LIQUIDITY RISK (CONTINUED)

The following tables summarize the carrying amount and the contractual maturities of both the interest and principal portion of financial liabilities. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate or floating rate.

As at September 30, 2020	Carrying amount	Contractual cash flows	Less than one year	Between one and three years	Between three and five years	Beyond five years
	$	$	$	$	$	$

Non-derivative financial liabilities

Accounts payable and accrued liabilities	1,025,963	1,025,963	1,025,963	—	—	—

Accrued compensation	672,775	672,775	672,775	—	—	—

Senior U.S. and euro unsecured notes	1,211,965	1,325,791	321,089	519,605	485,097	—

Unsecured committed term loan credit facilities	2,330,288	2,400,927	35,869	1,696,940	668,118	—

Lease liabilities	876,370	1,002,493	207,617	325,964	229,871	239,041

Other long-term debt	44,842	45,221	38,240	5,387	1,587	7

Clients’ funds obligations	720,322	720,322	720,322	—	—	—

Derivative financial liabilities

Cash flow hedges of future revenue	6,694

Outflow		290,661	108,478	163,183	19,000	—

(Inflow)		(299,279)	(107,621)	(169,846)	(21,812)	—

Cross-currency swaps	57,595

Outflow		1,272,197	315,839	168,458	787,900	—

(Inflow)		(1,232,774)	(311,715)	(163,025)	(758,034)	—

Non deliverable forwards	661

Outflow		661	661	—	—	—

	6,947,475	7,224,958	3,027,517	2,546,666	1,411,727	239,048

As at September 30, 2019	Carrying amount	Contractual cash flows	Less than one year	Between one and three years	Between three and five years	Beyond five years
	$	$	$	$	$	$

Non-derivative financial liabilities

Accounts payable and accrued liabilities	1,108,895	1,108,895	1,108,895	—	—	—

Accrued compensation	642,897	642,897	642,897	—	—	—

Senior U.S. and euro unsecured notes	1,256,554	1,425,138	116,613	738,987	569,538	—

Unsecured committed revolving credit facility	334,370	378,298	10,493	20,986	346,819	—

Unsecured committed term loan credit facility	661,939	747,921	19,677	40,804	687,440	—

Obligations other than finance leases	14,295	14,609	10,938	3,558	113	—

Obligations under finance leases	30,339	31,245	14,534	16,172	539	—

Other long-term debt	33,710	34,181	22,719	8,885	1,986	591

Clients’ funds obligations	366,796	366,796	366,796	—	—	—

Derivative financial liabilities

Cash flow hedges of future revenue	3,682

Outflow		224,440	97,993	126,447	—	—

(Inflow)		(228,672)	(97,250)	(131,422)	—	—

Cross-currency swaps	19,542

Outflow		1,160,635	91,857	250,763	818,015	—

(Inflow)		(1,218,430)	(101,823)	(267,794)	(848,813)	—

	4,473,019	4,687,953	2,304,339	807,386	1,575,637	591

FISCAL 2020 RESULTS — 131

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Financial instruments (continued)

LIQUIDITY RISK (CONTINUED)

As at September 30, 2020, the Company held cash and cash equivalents, funds held for clients, short-term investments and long-term investments of $2,457,248,000 ($616,428,000 as at September 30, 2019). The Company also had available $1,490,301,000 in unsecured committed revolving credit facility ($1,155,369,000 as at September 30, 2019). As at September 30, 2020, trade accounts receivable amounted to $904,887,000 (Note 4) ($979,728,000 as at September 30, 2019). Given the Company’s available liquid resources as compared to the timing of the payments of liabilities, management assesses the Company’s liquidity risk to be low.

CREDIT RISK

The Company takes on exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, accounts receivable, work in progress, long-term investments and derivative financial instruments with a positive fair value. The maximum exposure of credit risk is generally represented by the carrying amount of these items reported on the consolidated balance sheets.

The Company is exposed to credit risk in connection with long-term investments through the possible inability of borrowers to meet the terms of their obligations. The Company mitigates this risk by investing primarily in high credit quality corporate and government bonds with a credit rating of A- or higher. The application of the low credit exemption had no material impact on the Company’s consolidated financial statements.

The Company has accounts receivable derived from clients engaged in various industries including government; manufacturing, retail & distribution; financial services; communications & utilities; and health that are not concentrated in any specific geographic area. These specific industries may be affected by economic factors that may impact trade accounts receivable. However, management does not believe that the Company is subject to any significant credit risk in view of the Company’s large and diversified client base and that any single industry or geographic region represents a significant credit risk to the Company. Historically, the Company has not made any significant write-offs and had low bad debt ratios. The application of the simplified approach to measure expected credit losses for trade accounts receivable and work in progress had no material impact on the Company’s consolidated financial statements.

The following table sets forth details of the age of trade accounts receivable that are past due:

	2020	2019
	$	$

Not past due	775,975	793,387

Past due 1-30 days	44,278	96,106

Past due 31-60 days	29,948	23,125

Past due 61-90 days	6,407	17,392

Past due more than 90 days	53,546	54,192

	910,154	984,202

Allowance for doubtful accounts	(5,267)	(4,474)

	904,887	979,728

In addition, the exposure to credit risk of cash and cash equivalents and derivatives financial instruments is limited given that the Company deals mainly with a diverse group of high-grade financial institutions and that derivatives agreements are generally subject to master netting agreements, such as the International Swaps and Derivatives Association, which provide for net settlement of all outstanding contracts with the counterparty in case of an event of default.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

33.	Capital risk management

The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth. The main objectives of the Company’s risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks.

The Company manages its capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the debt and equity balance. As at September 30, 2020, total managed capital was $13,459,695,000 ($9,463,626,000 as at September 30, 2019). Managed capital consists of long-term debt, including the current portion (Note 14), lease liabilities, cash and cash equivalents, short-term investments, long-term investments (Note 11) and shareholders’ equity. The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in the business environment. When capital needs have been specified, the Company’s management proposes capital transactions for the approval of the Company’s Audit and Risk Management Committee and Board of Directors. The capital risk policy remains unchanged from prior periods.

The Company monitors its capital by reviewing various financial metrics, including the following:

-	Net Debt/Capitalization

-	Debt/EBITDA

Net debt, capitalization and EBITDA are additional measures. Net debt represents debt (including the current portion and the fair value of foreign currency derivative financial instruments related to debt) less cash and cash equivalents, short-term investments and long-term investments. Capitalization is shareholders’ equity plus debt. EBITDA is calculated as earnings from continuing operations before finance costs, income taxes, depreciation, amortization, restructuring costs and acquisition-related and integration costs. The Company believes that the results of the current internal ratios are consistent with its capital management credit facility and unsecured committed revolving credit facilities. The ratios are as follows:

-

Leverage ratios, which are the ratio of total debt to EBITDA for its Senior U.S. and euro unsecured notes and the ratio of total debt net of cash and cash equivalent investments to EBITDA for its unsecured committed revolving credit facility and unsecured committed term loan credit facilities for the four most recent quarters[1].

-

An interest and rent coverage ratio, which is the ratio of the EBITDAR for the four most recent quarters to the total finance costs and the operating rentals in the same periods. EBITDAR is calculated as EBITDA before rent expense[1].

-

In the case of the Senior U.S. and euro unsecured notes, a minimum net worth is required, whereby shareholders’ equity, excluding foreign exchange translation adjustments included in accumulated other comprehensive income, cannot be less than a specified threshold.

These ratios are calculated on a consolidated basis.

The Company is in compliance with these covenants and monitors them on an ongoing basis. The ratios are also reviewed quarterly by the Company’s Audit and Risk Management Committee. The Company is not subject to any other externally imposed capital requirements.

[1]	In the event of an acquisition, the available historical financial information of the acquired company will be used in the computation of the ratios.

FISCAL 2020 RESULTS — 133

Shareholder Information

Shareholder information listing

IPO: 1986

Toronto Stock Exchange, April 1992: GIB.A

New York Stock Exchange, October 1998: GIB

Number of shares outstanding as of September 30, 2020:

230,690,875 Class A subordinate voting shares

28,945,706 Class B shares

High/Low of share price from October 1, 2019

to September 30, 2020:

TSX (CDN$)		NYSE (U.S.$)
High:	114.49	87.13

Low:	67.23	46.32

The certifications required by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings whereby CGI’s Chief Executive Officer and Chief Financial Officer certify the accuracy of the information contained in CGI’s Annual Information Form, Annual Audited Consolidated Financial Statements, and Annual Management’s Discussion and Analysis are available on the Canadian Securities Administrators’ website at www.sedar.com. Similar certifications required by Rule 13a-14(a) of the Securities Exchange Act of 1934 and Section 302 of the Sarbanes-Oxley Act of 2002 are attached as exhibits to our Form 40-F, which is available on EDGAR at www.sec.gov. The certification required by Section 303A.12(c) of the NYSE Listed Company Manual is also filed annually with the New York Stock Exchange. CGI’s corporate governance practices conform to those followed by U.S. domestic companies under New York Stock Exchange listing standards. A summary of these practices is provided in the report of the Corporate Governance Committee contained in CGI’s Management Proxy Circular, which is available on the Canadian Securities Administrators’ website at www.sedar.com, on EDGAR at www.edgar.com and on CGI’s website at www.cgi.com.

Auditors

PricewaterhouseCoopers LLP

Transfer agent

Computershare Trust Company of Canada

100 University Avenue, 8th floor

Toronto, Ontario M5J 2Y1

Telephone: 1 800 564-6253

www.investorcentre.com/service

Investor relations

For further information about the Company, additional copies of this report, or other financial information, please contact:

CGI Inc.

Investor Relations

Email: ir@cgi.com

Web: cgi.com/investors

1350 René-Lévesque Blvd West,

15th floor

Montréal, Quebec H3G 1T4

Canada

Tel.: 514-841-3200

Annual general meeting of shareholders

The Annual General Meeting of Shareholders will be conducted online on January 27, 2021, at 11:00 a.m. (Eastern Standard Time) via live audio webcast at www.virtualshareholdermeeting.com/CGI2020. This year, shareholders will not be able to attend the Meeting in person, but will have the opportunity to participate in real time and vote at the Meeting online in the manner set forth in CGI’s Management Proxy Circular, through a web-based platform, regardless of their geographic location.

About us

At CGI, we are insights-driven and outcomes-based to help clients accelerate returns on investments.

We provide comprehensive, scalable, and sustainable IT and business consulting services that are informed globally and delivered locally.

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